Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 6, 2018.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Levi Strauss & Co.

(Exact name of registrant as specified in its charter)

Delaware	2325	94-0905160
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1155 Battery Street

San Francisco, CA 94111

415-501-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles V. Bergh

President and Chief Executive Officer

Levi Strauss & Co.

1155 Battery Street

San Francisco, CA 94111

415-501-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Eric Jensen Jodie Bourdet Siana Lowrey Cooley LLP 101 California Street, Fifth Floor San Francisco, CA 94111 415-693-2000	Harmit Singh Seth R. Jaffe David Jedrzejek Levi Strauss & Co. 1155 Battery Street San Francisco, CA 94111 415-502-6000	John L. Savva Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 650-461-5600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933, as amended. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $ per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

In accordance with the policy pronouncements of the staff of the Securities and Exchange Commission, we are omitting from this draft registration statement our audited consolidated financial statements as of and for the fiscal year ended November 29, 2015, as well as selected financial data as of and for the fiscal year ended November 24, 2013, because they relate to historical periods that we believe will not be required to be included in the prospectus at the time we file this registration statement publicly. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such public filing.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                  .

            Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Levi Strauss & Co. We are offering                  shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional                  shares of Class A common stock. We will not receive any proceeds from the sale of Class A common stock being sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. We currently estimate that the initial public offering price for our Class A common stock will be between $        and $        per share. We intend to apply to list our Class A common stock on                 under the symbol “            .”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer. Each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to ten votes. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer, subject to certain exceptions. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, will be reclassified into shares of Class B common stock immediately prior to this offering. Following this offering, the holders of outstanding shares of Class B common stock will hold approximately     % of the voting power of our outstanding capital stock.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16 for factors you should consider before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of Class A common stock at the initial public offering price, less underwriting discounts and commissions.

Goldman Sachs & Co. LLC		J.P. Morgan
BofA Merrill Lynch	Morgan Stanley	Evercore ISI

Prospectus dated                     .

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Prospectus

Through and including         (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A common stock and the distribution of this prospectus outside the United States.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should carefully read this entire prospectus, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Levi Strauss & Co.,” “Levi Strauss,” the “company,” “we,” “us,” “our” or similar terms refer to Levi Strauss & Co. and its consolidated subsidiaries.

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. Certain of our foreign subsidiaries have fiscal years ending on November 30. Each fiscal year generally consists of four 13-week quarters, with each quarter ending on the Sunday that is closest to the last day of the last month of that quarter. Each of fiscal years 2017, 2016 and 2015 included 52 weeks of operations, with each quarter consisting of 13 weeks. Fiscal year 2014 included 53 weeks of operations, with the fourth quarter consisting of 14 weeks and each other quarter consisting of 13 weeks. Unless the context otherwise requires or as otherwise noted, all references in this prospectus to quarters and years refer to our fiscal quarters and fiscal years, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Information Presentation—Fiscal Year.”

Levi Strauss & Co.

Our mission is to be, and be seen as, the world’s best apparel company and one of the best performing companies in any industry.

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $4.9 billion in net revenues, and sales in more than 110 countries in fiscal year 2017, we are one of the world’s leading apparel companies.

Our founder, Levi Strauss, was committed to integrity, philanthropy and good corporate citizenship. To this day, we continue to operate our company with these values through an approach we call “profits through principles.” It means never choosing easy over right. It means doing business in an ethical way and ensuring that the people who make our products are treated fairly. It means sourcing in a responsible manner and investing in innovative and more sustainable ways to make our products. Finally, it means using our influence as a successful business with global reach and powerful brands to advocate for social good and to give back to our communities.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas; Europe; and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 57%, 26% and 17%, respectively, of our net revenues in fiscal year 2017.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of August 26, 2018, our products were sold in over 50,000 retail locations, including approximately 2,900 brand-dedicated stores and shop-in-shops. As of August 26, 2018, we had 798 company-operated stores and approximately 500 company-operated shop-in-shops.

The vision and leadership of our management team, the sustained strength of our brands and our ability to scale our operations profitably while driving strong commercial execution across our three regions have resulted in robust financial performance. When our current management team joined our company starting in 2011, they implemented new revenue and profit growth strategies that remain in place today. These strategies are focused on delivering consistent profitable growth and a strong return on investment. We are seeing the positive results of these growth strategies and management’s disciplined approach. Net revenues have grown from $3.4 billion in the first nine months of fiscal year 2011 to $4.0 billion in the first nine months of fiscal year 2018, representing a compound annual growth rate, or CAGR, of 2% (4% on a constant-currency basis). Net income has grown from $94 million in the first nine months of fiscal year 2011 to $186 million in the first nine months of fiscal year 2018, representing a CAGR of 10%.

Fiscal year 2017 marked an inflection point for our business in terms of year-over-year net revenues growth, and this momentum has continued through the first nine months of fiscal year 2018. Highlights of our results of operations in the first nine months of fiscal year 2018 and in fiscal year 2017 include:

	Nine Months Ended August 26, 2018	Year Ended November 26, 2017
Change from Same Prior-Year Period
Net revenues	16%	8%
Gross margin	220 basis points	110 basis points
Operating income	29%	1%(1)

(1)

Our operating income in fiscal year 2017 reflects higher selling expenses associated with the growth and expansion of our direct-to-consumer, or DTC, channel and increased spending on advertising and promotions as a result of our launching new advertising campaigns and brand-building initiatives.

In addition, we have significantly improved our balance sheet over the last several years. From November 27, 2011 to August 26, 2018, our total debt decreased from $1.97 billion to $1.06 billion, and our leverage ratio decreased from 3.8x to 1.5x. For additional information regarding leverage ratio, which

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

is a financial measure not prepared in conformity with generally accepted accounting principles in the United States, or GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

The apparel industry is experiencing significant changes in how and where consumers shop for products, impacting the entire apparel value chain. We believe we are well-positioned to succeed in this environment due to the following strengths:

Iconic brands with deep heritage, superior product quality and a culture of innovation.

With a rich history spanning over 165 years, we offer products of exceptional quality at accessible prices. Levi’s is one of the most recognizable consumer brands in the world and the #1 brand globally in jeanswear (measured by total retail sales). Levi’s is an authentic and original lifestyle brand that has expanded beyond men’s jeans into women’s jeans and multiple product categories. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans—the double arc stitching on the back pocket, known as the Arcuate Stitching Design, and the red fabric tab stitched into the right back pocket, known as the Red Tab Device. Building upon this rich history, we continue to innovate our product offerings to meet the evolving tastes of today’s consumers. For example, in recent years we have introduced new tapered fits in men’s jeans and a new stretch and fit system for our Dockers khaki pants. In addition, we relaunched our Levi’s women’s jeans business in fiscal year 2015, resulting in a number of new styles, and we have seen 13 consecutive quarters of year-over-year women’s net revenues growth, including double digit growth for the last seven quarters. Our Eureka Innovation Lab, an in-house creative space in San Francisco, California dedicated to research, design, creative development and advanced product prototypes, is responsible for delivering cutting-edge advancements for our company and the industry, with an emphasis on fit, finish and fabric. For example, the 4-way stretch fabric underpinning our 2015 Levi’s women’s jeans relaunch was developed at Eureka.

Unique connection with our consumers.

Over the last two years, we have significantly increased the level of marketing support for our brands. This disciplined investment in brand-building is a key driver of the inflection in our financial performance that occurred in fiscal year 2017. In 2014, we launched a global brand campaign called “Live in Levi’s,” reflecting that many of our consumers’ greatest moments take place while they are wearing their favorite pair of Levi’s. As part of this ongoing campaign, our “Circles” TV and online ad was one of the top ten most-watched ads on YouTube in 2017, with over 25 million views to date.

We also maintain a leading presence at significant cultural events around the world such as music festivals and sporting events, which have put the Levi’s brand back at the center of culture. In 2013, we secured the naming rights to the new stadium for the San Francisco 49ers, allowing us to connect with sports and music fans across the world. In February 2016, Super Bowl 50 at Levi’s Stadium was one of the most-watched programs in TV history. In April 2017, our Levi’s cutoff shorts, worn by Beyoncé during her headline performance at the Coachella music festival, were deemed the “ultimate Coachella clothing item” by People magazine, with Coachella generating approximately 5.8 billion global impressions for the Levi’s brand.

We are also leading the way in customization and personalization, areas that we believe are increasingly important to today’s consumers. We developed an experiential in-store Tailor Shop

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

concept in which, in select stores, consumers can alter or customize their own jeans and trucker jackets by adding personalized stitching and patches. In addition, we generate exposure through selective collaborations with key influencers such as Justin Timberlake, with whom we launched a 20-piece capsule collection in the fall of 2018, and with popular brands such as Nike’s Air Jordan. Our second collaboration with Air Jordan in the summer of 2018 generated over one billion global impressions and sold out in minutes.

Robust, diversified business model across multiple regions, channels and categories.

We have a diversified business model that spans our three regions, a robust presence across both our wholesale and DTC channels and an established market share position in jeans, non-jeans bottoms and tops for both men and women. The continued geographic and channel diversification of our business has contributed to improvements in our gross margin.

Our Europe and Asia segments represented 47% of our net revenues in the first nine months of fiscal year 2018, as compared to 39% in fiscal year 2015, demonstrating the geographical diversification of our business.

In the first nine months of fiscal year 2018, our wholesale channels generated 64% of our net revenues. Sales to our top ten wholesale customers accounted for 26% and 28% of our net revenues in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively. No single customer represented 10% or more of our net revenues in either of these periods. Sales through our DTC channel have increased from 29% of our net revenues in fiscal year 2015 to 36% of our net revenues in the first nine months of fiscal year 2018. Of these sales through our DTC channel, sales from our company-operated mainline and outlet stores represented 27% of our net revenues, sales from our shop-in-shops represented 5% of our net revenues and sales from our company-operated eCommerce sites represented 4% of our net revenues.

We are dedicated to expanding product category offerings that are underdeveloped for us today and that we believe can continue to drive organic business growth. For example, our tops category has increased from 11% of our net revenues in fiscal year 2015 to 20% of our net revenues in the first nine months of fiscal year 2018, and women’s sales increased from 20% of our net revenues in fiscal year 2015 to 30% of our net revenues in the first nine months of fiscal year 2018, driven by our women’s jeans relaunch and product category diversification efforts.

Strong global operating infrastructure.

Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. In addition, our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products. In fiscal year 2018, we announced Project F.L.X. (Future-Led Execution), an approach that uses lasers in a new way to reduce finishing time and increase our operational agility, reducing lead time from more than six months to as fast as weeks or days in some cases. In fiscal year 2017, we sourced products from independent contractors located in approximately 26 countries around the world, with no single country accounting for more than 20% of our sourcing by unit volume. By leveraging our flexible supply chain and global operating infrastructure, we are able to more quickly respond to consumer and customer demands, scale operations across diverse geographies and sales channels, shorten product development cycles and adapt to changing economic and political conditions, including new trade policies.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Values-driven company with an unwavering commitment to corporate citizenship.

Throughout our long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. The Levi Strauss Foundation, founded in 1952, is our main philanthropic arm. Its mission is to advance the human rights and well-being of underserved people in places where we have a business presence. We contribute to this foundation on an ongoing basis from the profits we generate. Across all aspects of our business, we engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. For example, Project F.L.X. supports our position as a leader in sustainable apparel by enabling the elimination of thousands of chemical formulations from our supply chain. We were named to Fortune magazine’s “Change the World” list in 2017 and 2018 as a result of our initiatives to improve worker well-being and reduce the use of chemicals in our finishing process, respectively. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

Management team with a track record of success.

Over the last several years, our leadership team has built upon the strong foundation of our business, guiding our transformation into a more global, diversified lifestyle apparel company, driving strong financial results and improving our balance sheet. Our distinct culture and track record of success have enabled us to become a leading destination for top talent. Our Chief Executive Officer and Chief Financial Officer have been with the company for seven and six years, respectively, and most of our other key executives have worked together at the company for the last five years. Additionally, we have senior leadership in each of our operating segments to execute our growth strategy across our markets with the benefit of local knowledge and relationships.

Our Growth Strategies

Our growth and financial performance over the last several years has been the result of key growth strategies adopted by our management team, each of which is described in more detail below. We will continue to aggressively pursue our global market opportunity by executing these growth strategies and continuing to innovate throughout our business.

Drive the Profitable Core. Our core includes our most profitable and cash-generating businesses. Keeping these businesses healthy and growing is critical for funding expansion in other key growth areas.

Maintain and strengthen our longstanding leadership in men’s bottoms.    We are actively focused on maintaining and strengthening our men’s bottoms business, which has been and will continue to be a key driver of our operating results. Our iconic 501 jean continues to be a staple in closets around the world, and we continually find ways to update this fit to appeal to new consumers and remain relevant as tastes change. We are also introducing new products, such as updated straight leg and taper styles and fabrics with added stretch for greater comfort. Enhancing the fit, finish and fabric of our existing product offerings while continuing to introduce new styles enables us to appeal to younger millenial customers and to capitalize on the ongoing consumer trend toward casualization in fashion. We will continue to be nimble and respond to evolving demographics and fashion trends while retaining our authentic heritage.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Expand and strengthen our established wholesale customer base.    Our established wholesale customer base represents our largest distribution channel and will continue to represent a significant opportunity for growth. We are deepening key wholesale relationships through more targeted product assortments and a broader lifestyle offering. Despite recent challenges to chain retailers and department stores, primarily in the United States, net revenues from our top ten wholesale customers globally increased 13% year-over-year through the first nine months of fiscal year 2018. We are also expanding our wholesale relationships, with a focus in the United States on growing premium accounts such as Nordstrom and Bloomingdale’s. We are also growing our core business through wholesale eCommerce sites, including Amazon, where we have expanded our core product offering and established a Levi’s-branded storefront that offers consumers a curated experience similar to the one they enjoy when they visit our company-operated eCommerce sites.

Increase penetration and sales within our top five developed markets.    We manage our business by region, which enables us to respond more rapidly to opportunities presented by specific geographic markets. We continue to see growth among our top five developed markets: the United States, France, Germany, Mexico and the United Kingdom. Our net revenues in these five markets have collectively increased from $2.1 billion in the first nine months of fiscal year 2015 to $2.5 billion in the first nine months of fiscal year 2018. In 2017, our men’s jeans business had a #1 market share (measured by total retail sales) in four of these five markets, and in Germany we were third. Across these markets, we plan to expand via a combination of new stores, expanded wholesale relationships and an increased eCommerce presence.

Invest in marketing and advertising to increase engagement with our brands.    We expect to continue our investment in marketing and advertising, including television, digital and influencer marketing, focusing primarily on growing sales of our core product offerings and increasing engagement with all of our brands, particularly among younger consumers.

Expand for More.    We have significant opportunity to grow by expanding beyond our core business into other underpenetrated categories, markets and brands.

Develop leading positions in categories outside of men’s bottoms.    We are focusing our product design and marketing efforts to reshape our global consumer perceptions from a U.S. men’s bottoms-oriented company to a global lifestyle leader for both men and women. To this end, in the near term, we are focusing on growing our tops and women’s businesses. In the first nine months of fiscal year 2018, our tops net revenues increased by 42% year-over-year and in fiscal year 2017, these net revenues increased by 37% year-over-year, reaching over $800 million in fiscal year 2017. While our logo T-shirt business has been a key driver of this growth, we are also seeing growth across other tops sub-categories such as fleece (sweatshirts) and trucker jackets. In the first nine months of fiscal year 2018, our women’s net revenues increased by 33% year-over-year and in fiscal year 2017, these net revenues increased by 25% year-over-year, reaching over $1.2 billion in fiscal year 2017. We believe we have a long runway for growth in both our tops and women’s categories. In the longer term, we intend to increase our focus on expanding our other product categories such as footwear and outerwear.

Expand presence in underpenetrated international markets.    We believe we have a significant opportunity to deepen our presence in key emerging markets, such as China and India, to drive long-term growth. China represents roughly 20% of the global apparel market, but only represented 4% of our net revenues in fiscal year 2017. We believe our new management team in China can significantly expand our business in China as we leverage a localized go-to-market strategy to open new stores and build affinity among Chinese consumers. We are a market leader in jeanswear in India and have consistently increased net revenues in the last three fiscal years across

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

all channels, driven by eCommerce and retail growth. To support further growth, we opened our first company-operated store in India in December 2017 and launched a company-operated eCommerce platform for the country in January 2018.

Continue to grow and expand the presence of our value brands, Signature by Levi Strauss & Co. and Denizen.    We are targeting value-conscious consumers through our Signature by Levi Strauss & Co. and Denizen brands, which are sold through wholesale accounts. We continue to grow our business with accounts such as Walmart and Target by expanding our offering within existing doors and leveraging our relationships with these retailers to launch our value brands in international markets. In the first nine months of fiscal year 2018 and in fiscal year 2017, net revenues from these brands increased 32% and 21%, respectively, year-over-year.

Opportunistically pursue acquisitions.    We expect to opportunistically pursue acquisitions to supplement our strong organic growth profile and drive further brand and category diversification. We will evaluate potential acquisition opportunities with a focus on strategic acquisitions that will enhance our portfolio of brands, bolster our product category expertise or add a new operating capability while fitting well with our corporate culture and providing an attractive financial return. We believe we are well-positioned and have the financial flexibility to pursue attractive acquisition opportunities as they arise.

Strengthen Position as a Leading Omni-Channel Retailer.    We are focused on growing our DTC channel in order to better control our brands and drive meaningful connections with our consumers globally.

Continue to expand our retail presence and improve our sales productivity in existing stores.    We continue to add new, profitable retail locations in the United States and across the globe. We had 65 more company-operated stores on August 26, 2018 than we did on August 27, 2017. We are focused on creating a shopping experience that excites today’s consumers with enhanced customization and personalization through our Tailor Shops and Print Bars. We continue to focus on redesigning the shopping experience, including the opening of a new flagship store in New York City’s Times Square in November 2018. At approximately 17,000 square feet, this is our largest mainline store. Additionally, we are continuing to implement integrated omni-channel and digital capabilities across our store fleet. We have updated our systems to enable customers to return products in-store that they purchased through our websites and allow our sales associates to place orders in store when desired fits or sizes are not available. Over the last year, we have also been rolling out a new RFID inventory management system to improve operations and help us test the effectiveness of different store layouts and assortments.

Drive eCommerce growth through global presence and superior consumer experience.    We have been focused on building out our eCommerce sites across geographies while also upgrading the foundation of our sites in key geographies such as the United States and Europe in order to deliver a better user experience. In addition, we are incubating a portfolio of innovative eCommerce features that further enhance consumer experience and demonstrate our leadership in fit and style in an online forum. For example, in 2017 we rolled out “Ask Indigo,” an AI-powered stylebot, to help guide consumers to the products that best fit their needs, just as an associate would in a brick-and-mortar store. We are continually testing and refining these features to help drive increased traffic, conversion and order size. We also recently rolled out an online program that enables consumers to customize trucker jackets, logo T-shirts and other products just as they would in-store. Net revenues from our company-operated eCommerce sites increased 20% year-over-year in the first nine months of fiscal year 2018 and 22% year-over-year in fiscal year 2017.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Enhance Operational Excellence.    We seek out operational improvements that leverage our scale to unlock efficiencies throughout our organization and enable us to respond quickly to changing market dynamics.

Improve operations by leveraging our scale and consolidating end-to-end accountability. We have ongoing initiatives to reduce inefficiency and increase profitability in our business. Our key efforts include leveraging our global scale to drive supply chain savings, end-to-end planning efforts to manage inventory more efficiently and a focus on driving continuous organizational efficiencies. These efforts, along with channel and geographical mix shifts, drove a gross margin of 54% through the first nine months of fiscal year 2018, which represents a 350 basis point increase since fiscal year 2015. We are in the process of implementing a new enterprise resource planning system that will strengthen our data and analysis capabilities. We are also planning to upgrade our distribution centers and improve our distribution networks in the United States and Europe to ensure we are prepared for future growth.

Improve flexibility and ability to respond to changing fashion and consumer trends.    We are taking steps to shorten our time to market in order to better meet the rapidly evolving needs of our customers and consumers. For example, Project F.L.X. increases operational agility in our men’s and women’s bottoms businesses and improves inventory management by enabling us to make final decisions on the mix of styles for our denim products closer to the time of sale. We have also added shorter go-to-market processes in categories such as tops in order to forecast and buy inventory more effectively, leading to higher sell through rates and less marked down product.

Risk Factors

Investing in our Class A common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

•	our success depends on our ability to maintain the value and reputation of our brands;

•

we depend on a group of key wholesale customers for a significant portion of our revenues, and a significant adverse change in a customer relationship or a customer’s performance or financial condition could harm our business;

•

our efforts to expand our retail business through company-operated stores and eCommerce sites, and franchisee and other brand-dedicated store models may not be successful, which could impact our operating results;

•	unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer;

•

our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our sales, service levels and reputation;

•	our success depends on the continued protection of our trademarks and other proprietary intellectual property rights;

•	future acquisitions of and investments in new businesses could impact our business and financial condition;

•	our revenues are influenced by economic conditions that impact consumer spending;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	intense competition in the global apparel industry could lead to reduced sales and prices;

•	the success of our business depends upon our ability to forecast consumer demand and market conditions and offer on-trend and new and updated products at attractive price points;

•	our business is subject to risks associated with sourcing and manufacturing overseas and foreign currency risks, as well as risks associated with potential tariffs or a global trade war; and

•	descendants of the family of Levi Strauss have the ability to control the outcome of matters submitted for stockholder approval, which will limit your ability to influence corporate matters.

Corporate Information

We were founded in San Francisco, California in 1853 and were incorporated in Delaware in 1970. We were a privately-held company until 1971, at which time we became a publicly-traded company. We returned to being a privately-held company in 1985 through a leveraged buyout and have been a privately-held company ever since. We conduct our operations outside the United States through directly- and indirectly-owned foreign subsidiaries. We have headquarter offices in San Francisco, Brussels and Singapore. Our principal executive offices are located at 1155 Battery Street, San Francisco, California 94111, and our telephone number is (415) 501-6000. Our website address is www.levistrauss.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

“Levi Strauss & Co.,” “Levi Strauss,” “Levi’s,” “Dockers,” “501,” “Signature by Levi Strauss & Co.,” “Denizen,” the Levi Strauss logo, and other trademarks or service marks of Levi Strauss & Co. appearing in this prospectus are the property of Levi Strauss & Co. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full), based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. See “Use of Proceeds.”

Voting rights	Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer.

Each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to ten votes. Holders of Class A common stock and Class B

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon the completion of this offering. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer, subject to certain exceptions.

Following this offering, the holders of outstanding shares of Class B common stock will hold approximately % of the voting power of our outstanding capital stock and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Description of Capital Stock.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

symbol	“ ”

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering is based on no shares of Class A common stock and 37,615,303 shares of Class B common stock outstanding as of August 26, 2018, and excludes:

•

1,770,414 shares of Class B common stock issuable pursuant to restricted stock units, or RSUs, and stock appreciation rights, or SARs, granted under our 2016 Equity Incentive Plan, or EIP, that were outstanding as of August 26, 2018 that may be settled in or exercised for shares of our Class B common stock; and

•

            shares of Class A common stock reserved for future issuance under our EIP, as amended and restated in connection with this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock-settled RSUs and SARs granted under our EIP that expire or are repurchased, forfeited, cancelled or withheld, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives.”

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•

the reclassification of our outstanding common stock into an equal number of shares of Class B common stock and the authorization of our Class A common stock, each of which will occur prior to the completion of this offering;

•	the completion of the stock split of our Class A common stock and Class B common stock, which will occur prior to the completion of this offering;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	the conversion of the shares of Class B common stock sold by the selling stockholders into an equal number of shares of Class A common stock upon the sale thereof in this offering;

•	no exercise by the underwriters of their option to purchase additional shares of Class A common stock; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur prior to the completion of this offering.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Summary Consolidated Financial Data

The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2015 and 2014 have been derived from our audited consolidated financial statements not included in this prospectus, with the exception of earnings per common share attributable to common stockholders and weighted-average common shares outstanding, which are unaudited and were not historically included in our audited financial statements. The summary consolidated statements of income data and summary consolidated statements of cash flow data for the nine months ended August 26, 2018 and August 27, 2017 and the summary consolidated balance sheet data as of August 26, 2018 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary to state fairly the financial information set forth in those financial statements.

Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. Because this table is a summary and does not provide all of the data contained in our consolidated financial statements, it should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Net revenues	$4,904,030	$4,552,739	$4,494,493	$4,753,992	$3,983,580	$3,438,237
Cost of goods sold	2,341,301	2,223,727	2,225,512	2,405,552	1,833,017	1,658,663

Gross profit	2,562,729	2,329,012	2,268,981	2,348,440	2,150,563	1,779,574
Selling, general and administrative expenses(1)	2,095,560	1,866,493	1,823,863	1,906,164	1,741,331	1,462,263
Restructuring, net	—	312	14,071	128,425	—	—

Operating income	467,169	462,207	431,047	313,851	409,232	317,311
Interest expense	(68,603)	(73,170)	(81,214)	(117,597)	(45,659)	(52,305)
Loss on early extinguishment of debt	(22,793)	—	(14,002)	(20,343)	—	(22,793)
Other (expense) income, net	(26,992)	18,223	(25,433)	(22,057)	1,044	(32,413)

Income before taxes	348,781	407,260	310,398	153,854	364,617	209,800
Income tax expense	64,225	116,051	100,507	49,545	176,633	42,477

Net income	284,556	291,209	209,891	104,309	187,984	167,323

Net (income) loss attributable to noncontrolling interest	(3,153)	(157)	(455)	1,769	(1,940)	(1,672)

Net income attributable to Levi Strauss & Co.	$281,403	$291,052	$209,436	$106,078	$186,044	$165,651

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands, except share and per share data)
Earnings per common share attributable to common stockholders:
Basic	$7.48	$7.76	$5.59	$2.83	$4.93	$4.40

Diluted	$7.32	$7.60	$5.45	$2.79	$4.80	$4.31

Weighted-average common shares outstanding:
Basic	37,617,735	37,514,156	37,483,182	37,477,300	37,717,102	37,623,890

Diluted	38,433,833	38,285,294	38,412,202	38,059,608	38,774,357	38,396,083

Consolidated Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$525,941	$306,550	$218,332	$232,909	$204,759	$294,451
Investing activities	(124,391)	(68,348)	(80,833)	(71,849)	(119,706)	(75,609)
Financing activities	(151,733)	(173,549)	(94,895)	(341,676)	(95,763)	(112,404)
Other Financial Data:
Adjusted EBIT(2)	$488,949	$479,730	$478,640	$500,517	$436,250	$326,537
Adjusted free cash flow(3)	284,386	158,212	74,298	118,012	(13,720)	148,648

(1)

Fiscal year 2017 includes an out-of-period adjustment that increased selling, general and administrative expenses by $8.3 million and decreased income tax expense and net income by $3.2 million and $5.1 million, respectively. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

(2)

We define Adjusted EBIT, a non-GAAP financial measure, as net income excluding income tax expense, interest expense, loss on early extinguishment of debt, other expense (income), net, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, and pension and postretirement benefit plan curtailment and net settlement losses (gains). For more information about Adjusted EBIT and a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT, see “Selected Consolidated and Other Financial Data—Non-GAAP Financial Measures.”

(3)

We define adjusted free cash flow, a non-GAAP financial measure, as net cash flow from operating activities less purchases of property, plant and equipment, less payments (plus proceeds) on settlement of forward foreign exchange contracts not designated for hedge accounting, and less payment of debt extinguishment costs, repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises, and cash dividends to stockholders. For more information about adjusted free cash flow and a reconciliation of net cash flow from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted free cash flow, see “Selected Consolidated and Other Financial Data—Non-GAAP Financial Measures.”

	As of August 26, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$612,506	$612,506	$
Working capital	1,153,960	1,153,960
Total assets	3,417,677	3,417,677
Total debt, excluding capital leases	1,061,845	1,061,845		1,061,845
Total capital leases	17,216	17,216		17,216
Temporary equity	225,090	—		—
Total Levi Strauss & Co. stockholders’ equity	646,813	871,903

(1)

Pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the filing and effectiveness of our amended and restated certificate of

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

incorporation, which will be in effect upon the completion of this offering and (c) the reclassification of temporary equity to permanent equity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering.”
(2)

Pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of Class A common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success depends on our ability to maintain the value and reputation of our brands.

Our success depends in large part on the value and reputation of our brands, which are integral to our business and the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality products. Our brands and reputation could be adversely affected if we fail to achieve these objectives, if we fail to deliver high-quality products acceptable to our customers and consumers or if we face a product recall.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity and culture. Negative claims or publicity involving us or our products, or the production methods of any of our suppliers or contract manufacturers, could seriously damage our reputation and brand image, regardless of whether such claims or publicity are accurate. Social media, which accelerates and potentially amplifies the scope of negative claims or publicity, can increase the challenges of responding to negative claims or publicity. In addition, we may from time to time take positions on social issues that may be unpopular with some customers or potential customers, which may impact our ability to attract or retain such customers. Adverse publicity could undermine consumer confidence in our brands and reduce long-term demand for our products, even if such publicity is unfounded. Any harm to our brands and reputation could adversely affect our business and financial condition.

We depend on a group of key wholesale customers for a significant portion of our revenues. A significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition.

Sales to our top ten wholesale customers accounted for 26%, 28% and 30% of our net revenues in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively. No single customer represented 10% or more of our net revenues in any of these periods. While we have long-standing relationships with our wholesale customers, we do not have long-term contracts with them. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. If any major wholesale customer decreases or ceases its purchases from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes its manner of doing business with us for any reason, such actions could adversely affect our business and financial condition. In addition, a decline in the performance or financial condition of a major wholesale customer—including bankruptcy or liquidation—could result in a material loss of revenues to us and cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to our receivables from that customer or limit our ability to collect amounts related to previous purchases by that customer. Any of the foregoing could adversely affect our business and financial condition. For example, in October

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

2018, our wholesale customer, Sears Holdings Corporation and certain of its subsidiaries, including Kmart, filed for federal bankruptcy protection and announced plans to close unprofitable stores. These developments will likely adversely affect our sales to this customer, even if it continues operations.

The retail industry in the United States has experienced substantial consolidation over the last decade, and further consolidation may occur. In particular, consumers have continued to transition away from traditional wholesale retailers to large online retailers, where our products are exposed to increased competition. Consolidation in the retail industry has typically resulted in store closures, centralized purchasing decisions and increased emphasis by retailers on inventory management and productivity, which could result in fewer stores carrying our products or reduced demand by retailers of our products. In addition, we and other suppliers may experience increased customer leverage over us and greater exposure to credit risk as a result of industry consolidation. Any of the foregoing results can impact, and have adversely impacted in the past, our net revenues, margins and ability to operate efficiently.

We may be unable to maintain or increase our sales through our primary distribution channels.

In the United States, chain retailers and department stores are the primary distribution channels for our Levi’s and Dockers products. Outside the United States, department stores, specialty retailers, franchised or other brand-dedicated stores, and shop-in-shops have traditionally been our primary distribution channels. Levi’s and Dockers products are also sold through our brand-dedicated company-operated retail stores and eCommerce sites, as well as the eCommerce sites operated by certain of our key wholesale customers and other third parties. We distribute our Signature by Levi Strauss & Co. and Denizen brand products primarily through mass channel retailers in the Americas.

We may be unable to maintain or increase sales of our products through these distribution channels for several reasons, including the following:

•

the retailers in these channels maintain—and seek to grow—substantial private-label and exclusive offerings as they strive to differentiate the brands and products they offer from those of their competitors;

•

the retailers may change their apparel strategies in a way that shifts focus away from our typical consumer or that otherwise results in a reduction of sales of our products generally, such as a reduction of fixture spaces devoted to our products or a shift to other brands;

•

other channels, including vertically-integrated specialty stores and eCommerce sites, account for a substantial portion of jeanswear and casual wear sales. In some of our mature markets, these stores and sites have placed competitive pressure on our primary distribution channels, and many of these stores and sites are now looking to our developing markets to grow their business; and

•	shrinking points of distribution, including fewer doors at our customer locations, or bankruptcy or financial difficulties of a customer.

Further success by retailer private-labels, vertically-integrated specialty stores and eCommerce sites may continue to adversely affect the sales of our products across all channels, as well as the profitability of our brand-dedicated stores. Additionally, our ability to secure or maintain retail floor space, product display prominence, market share and sales in these channels depends on our ability to offer differentiated products and to increase retailer profitability on our products, and such efforts could have an adverse impact on our margins.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

We are a global company with significant revenues and earnings generated internationally, which exposes us to the impact of foreign currency fluctuations, as well as political and economic risks.

A significant portion of our revenues and earnings are generated internationally. In addition, a substantial amount of our products comes from sources outside the country of distribution. As a result, we are both directly and indirectly (through our suppliers) subject to the risks of doing business outside the United States, including:

•	currency fluctuations, which have impacted our results of operations significantly in recent years;

•	political, economic and social instability;

•	changes in tariffs and taxes;

•	regulatory restrictions on repatriating foreign funds back to the United States; and

•	less protective foreign laws relating to intellectual property.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may adversely affect results of operations and cash flows and the comparability of period-to-period results of operations. For example, the June 2016 decision by the United Kingdom to leave the European Union, or Brexit, has resulted in increased uncertainty in the economic and political environment in Europe and has caused increased fluctuations and unpredictability in foreign currency exchange rates. Changes in foreign currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Given the unpredictability and volatility of foreign currency exchange rates, ongoing or unusual volatility may adversely impact our business and financial conditions.

Furthermore, due to our global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, worker health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-corruption, including but not limited to the Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act. Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have an adverse effect on our business.

Changes to trade policy, as well as tariff and import/export regulations, may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently sell our products or conduct our business, as well as any negative sentiment toward the United States as a result of such changes, could adversely affect our business. The Trump Administration has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, including the North America Free Trade Agreement, or NAFTA, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. The Trump Administration has also negotiated a replacement trade deal for NAFTA with Mexico and Canada, known as the United States-Mexico-Canada Agreement, or USMCA, which still needs to be ratified by the respective government of each

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

of the three countries. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes.

As a result of recent policy changes of the Trump Administration and recent U.S. government proposals, there may be greater restrictions and economic disincentives on international trade. New tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have imposed or are considering imposing trade sanctions on certain U.S. goods. Like many other multinational corporations, we do a significant amount of business that could be impacted by changes to U.S. and international trade policies (including governmental action related to tariffs, international trade agreements or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

The enactment of tax reform legislation, including legislation implementing changes in taxation of international business activities, could materially impact our financial position and results of operations.

Legislation or other changes in tax laws could increase our liability and adversely affect our after-tax profitability. For example, the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States on December 22, 2017. The Tax Act could have a significant impact on our effective tax rate, cash tax expenses and net deferred tax assets. The Tax Act reduces the U.S. corporate statutory tax rate, eliminates or limits the deduction of several expenses that were previously deductible, imposes a mandatory deemed repatriation tax on undistributed historic earnings of foreign subsidiaries, requires a minimum tax on earnings generated by foreign subsidiaries and permits a tax-free repatriation of foreign earnings through a dividends received deduction. We have recorded provisional amounts in fiscal year 2018 and are evaluating the overall impact of the Tax Act on our effective tax rate and balance sheet, but expect that the impact may be significant for fiscal year 2018 and future periods. Any change in the provisional amounts will be recorded as an adjustment to the provision for income taxes in the period the amounts are determined during a measurement period granted by the Securities and Exchange Commission of up to one year after the enactment date of the Tax Act (December 22, 2018, which will occur during the first quarter of fiscal year 2019) to finalize the accounting of the related income tax impacts.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected.

We rely on both company-owned and third-party distribution facilities to warehouse and ship products to our wholesale customers, retail stores and eCommerce consumers throughout the world. As part of the pursuit for improved organizational agility and marketplace responsiveness, we have consolidated the number of distribution facilities we rely upon and continue to look for opportunities for further consolidation in certain regions. Such consolidation may make our operations more vulnerable to interruptions in the event of work stoppages, labor disputes, earthquakes, floods, fires or other natural disasters affecting these distribution centers. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. Moreover, our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to data and system security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. If we encounter problems with our distribution system, whether company-owned or third-party, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Our efforts to expand our retail business may not be successful, which could impact our operating results.

One of our key strategic priorities is to become a world-class omni-channel retailer by expanding our consumer reach in brand-dedicated stores globally, including making selective investments in company-operated stores and eCommerce sites, franchisee and other brand-dedicated store models. In many locations, we face major, established retail competitors who may be able to better attract consumers and execute their retail strategies. In addition, a retail operating model involves substantial investments in equipment and property, information systems, inventory and personnel. Due to the high fixed-cost structure associated with these investments, a significant expansion in company-operated stores, a decline in sales or the closure of or poor performance of stores could result in significant costs and impacts to our margins. Our ability to grow our retail channel also depends on the availability and cost of real estate that meets our criteria for traffic, square footage, demographics and other factors. Failure to identify and secure adequate new locations, or failure to effectively manage the profitability of the fleet of stores, could have an adverse effect on our results of operations.

If we are unable to effectively execute our eCommerce business, our reputation and operating results may be harmed.

While eCommerce still comprises a small portion of our net revenues, it has been our fastest growing business over the last several years. The success of our eCommerce business depends, in part, on third parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to eCommerce usage, both domestically and abroad, and promotional or other advertising initiatives employed by our wholesale customers or other third parties on their eCommerce sites. Any failure on our part, or on the part of our third-party digital partners, to provide attractive, reliable, secure and user-friendly eCommerce platforms could negatively impact our consumers’ shopping experience, resulting in reduced website traffic, diminished loyalty to our brands and lost sales. In addition, as we continue to expand and increase the global presence of our eCommerce business, sales from our retail stores and wholesale channels of distribution in areas where eCommerce sites are introduced may decline due to changes in consumer shopping habits and cannibalization.

We are also vulnerable to certain additional risks and uncertainties associated with our eCommerce sites, including:

•	changes in required technology interfaces;

•	website downtime and other technical failures;

•	costs and technical issues from website software upgrades;

•	data and system security;

•	computer viruses; and

•	changes in applicable federal and state regulations.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other eCommerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our eCommerce business, as well as damage our reputation and brands.

Additionally, the success of our eCommerce business and the satisfaction of our consumers depend on their timely receipt of our products. The efficient flow of our products requires that our

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

company-operated and third-party operated distribution facilities have adequate capacity to support the current level of eCommerce operations and any anticipated increased levels that may follow from the growth of our eCommerce business. If we encounter difficulties with our distribution facilities or in our relationships with the third parties who operate the facilities, or if any such facilities were to shut down for any reason, including as a result of fire, other natural disaster or labor disruption, we could face shortages of inventory, resulting in “out of stock” conditions in the eCommerce sites we operate and those operated by our wholesale customers or other third parties, and we could incur significantly higher costs and longer lead times associated with distributing our products to our consumers and experience dissatisfaction from our consumers. Any of these issues could have an adverse effect on our business and harm our reputation.

Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.

Our future growth depends in part on our continued expansion efforts in new markets where we may have limited familiarity and experience with regulatory environments and market practices. We may not be able to penetrate or successfully operate in any new market as a result of such unfamiliarity or other unexpected barriers to entry. In connection with our expansion efforts, we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, economic or governmental instability, difficulties in keeping abreast of market, business and technical developments and foreign consumers’ tastes and preferences. Our failure to develop our business in new markets or disappointing growth outside of existing markets that we may experience could harm our business and results of operations.

We face risks arising from any future restructuring of our operations and uncertainty with respect to our ability to achieve any anticipated cost savings associated with such restructuring.

We continuously assess opportunities to streamline operations and fuel long-term profitable growth. Future charges related to such actions may harm our profitability in the periods incurred.

Implementation of global productivity actions presents a number of significant risks, including:

•	actual or perceived disruption of service or reduction in service levels to customers and consumers;

•

potential adverse effects on our internal control environment and inability to preserve adequate internal controls relating to our general and administrative functions in connection with the decision to outsource certain business service activities;

•	actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner;

•	difficulty in obtaining timely delivery of products of acceptable quality from our contract manufacturers;

•	diversion of management attention from ongoing business activities and strategic objectives; and

•	failure to maintain employee morale and retain key employees.

Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated operational benefits or cost savings of any global productivity actions and, if we do not, our business and results of operations may be adversely affected. Furthermore, if we experience adverse changes to our business, additional restructuring or reorganization activities may be required in the future.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.

We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. For example, over the next several years, we plan to continue the process of implementing a new enterprise resource planning system across the company. These activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new or upgraded technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

As we outsource functions, we become more dependent on the entities performing those functions. Disruptions or delays at our third-party service providers could adversely impact our operations.

As part of our long-term profitable growth strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. For example, we currently outsource a significant portion of our information technology, finance, customer relations and customer service functions to Wipro Limited. While we believe we conduct appropriate diligence before entering into agreements with any outsourcing entity, the failure of one or more of such entities to meet our performance standards and expectations, including with respect to data security, providing services on a timely basis or providing services at the prices we expect, may have an adverse effect on our results of operations or financial condition. In addition, we could face increased costs associated with finding replacement vendors or hiring new employees in order to return these services in-house. We may outsource other functions in the future, which would increase our reliance on third parties.

We face cybersecurity risks and may incur increasing costs in an effort to minimize those risks.

We utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our consumers, employees and others, including credit card information and personal information. As evidenced by the numerous companies who have suffered serious data security breaches, we may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss, including rapidly evolving and increasingly sophisticated cybersecurity attacks. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. Although we contractually require these service providers to implement and use reasonable security measures, we cannot control third parties and cannot guarantee that a data security breach will not occur in the future either at their location or within their systems.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, potential liabilities to payment card networks for reimbursement of credit card fraud and card reissuance costs, including fines and penalties, potential liabilities from governmental or third-party investigations, proceedings or litigation and diversion of management attention. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfillment or cancellation of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our results of operations and our reputation.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act and state laws relating to privacy and data security, including the California Consumer Privacy Act. Several foreign countries and governmental bodies, including the European Union, also have laws and regulations dealing with the handling and processing of personal information obtained from their residents, which in certain cases are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. Such laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future. Within the European Union, the General Data Protection Regulation, which became effective in May 2018 and replaced the 1995 European Union Data Protection Directive and superseded applicable European Union member state legislation, imposes significant new requirements on how companies collect, process and transfer personal data, as well as significant fines for noncompliance.

Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

We currently rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our sales, service levels and reputation.

In fiscal year 2017, we sourced approximately 98% of our products from independent contract manufacturers, who purchase fabric and make our products and may also provide us with design and development services. As a result, we must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of our contract manufacturers. Under our current arrangements with our contract manufacturers, these manufacturers generally may unilaterally terminate their relationship with us at any time. Finally, while we have historically worked with numerous manufacturers, in recent years we have begun consolidating the number of contract manufacturers from which we source our products. In

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

addition, some of our contract manufacturers have merged. Reliance on a fewer number of contract manufacturers involves risk, and any difficulties or failures to perform by our contract manufacturers could cause delays in product shipments or otherwise negatively affect our results of operations.

A contractor manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, could cause us to miss the delivery date requirements of our customers. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Any failure by our contract manufacturers to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

Our suppliers may be impacted by economic conditions and cycles and changing laws and regulatory requirements which could impact their ability to do business with us or cause us to terminate our relationship with them and require us to find replacements, which we may have difficulty doing.

Our suppliers are subject to the fluctuations in general economic cycles, and global economic conditions may impact their ability to operate their businesses. They may also be impacted by the increasing costs of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. The performance and financial condition of a supplier may cause us to alter our business terms or to cease doing business with a particular supplier, or change our sourcing practices generally, which could in turn adversely affect our business and financial condition.

In addition, regulatory developments such as reporting requirements on the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. We have been and may continue to be subject to costs associated with regulations, including for the diligence pertaining to the presence of any conflict minerals used in our products and the cost of remediation and other changes to products, processes or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of suppliers who provide conflict free metals, and we cannot be assured that we will be able to obtain products in sufficient quantities or at competitive prices. Also, because our supply chain is complex, we may face reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for all metals used in the products we sell.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

If one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps, with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or our assets that are deposited or held in accounts with such counterparty may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

The loss of members of our executive management and other key employees or the failure to attract and retain key personnel could harm our business.

Our future success depends, in part, on the continued service of our executive management team and other key employees, and the loss of the services of any key individual could harm our business. Our future success also depends, in part, on our ability to recruit, retain and motivate our employees sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for experienced and well-qualified employees in our industry is particularly intense in many of the places where we do business, and we may not be successful in attracting and retaining such personnel. Moreover, shifts in U.S. immigration policy could negatively impact our ability to attract, hire and retain highly skilled employees who are from outside the United States.

Most of the employees in our production and distribution facilities are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

In North America, most of our distribution employees are covered by various collective bargaining agreements. Outside North America, most of our production and distribution employees are covered by either industry-sponsored and/or government-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

Our licensees and franchisees may not comply with our product quality, manufacturing standards, marketing and other requirements, which could negatively affect our reputation and business.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into comprehensive agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our supplier code of conduct. These activities could harm our brand equity, our reputation and our business.

In addition, we enter into franchise agreements with unaffiliated franchisees to operate stores and, in limited circumstances, websites in many countries around the world. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

our brand names. While the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of our brands could be impaired to the extent that these third parties do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards. Failure to protect the value of our brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

Our success depends on the continued protection of our trademarks and other proprietary intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a global basis. In addition to our trademarks and other intellectual property rights, as we develop technologies, such as Project F.L.X., that we believe are innovative, we intend to continually assess the patentability of new intellectual property. However, the patents that we own and those that may be issued in the future may not adequately protect our intellectual property, survive legal challenges or provide us with competitive advantages, and our patent applications may not be granted. Our efforts to establish and protect our proprietary intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products. Unauthorized copying of our products or unauthorized use of our trademarks, patented technologies or other proprietary rights may not only erode sales of our products but may also cause significant reputational harm to our brand names and our ability to effectively represent ourselves to our consumers, contractors, suppliers and/or licensees. Moreover, others may seek to assert rights in, or ownership of, our trademarks and other intellectual property, including through civil and/or criminal prosecution. We may not be able to successfully resolve those claims, which may result in financial liability and criminal penalties. In addition, the laws and enforcement mechanisms of some foreign countries may not allow us to protect our proprietary rights to the same extent as we are able to in the United States and other countries.

We have substantial liabilities and cash requirements associated with our postretirement benefits, pension and deferred compensation plans.

Our postretirement benefits, pension and deferred compensation plans result in substantial liabilities on our balance sheet. These plans and activities have and will generate substantial cash requirements for us, and these requirements may increase beyond our expectations in future years based on changing market conditions. The difference between plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Many variables, such as changes in interest rates, mortality rates, health care costs, investment returns and/or the market value of plan assets, can affect the funded status of our defined benefit pension, other postretirement and postemployment benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. Plan liabilities may impair our liquidity, have an unfavorable impact on our ability to obtain financing and place us at a competitive disadvantage compared to some of our competitors who do not have such liabilities and cash requirements.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our facilities or the facilities of third parties on which we depend, and could impact consumer spending.

Our global headquarters and the headquarters of our Americas region are both located in California near major geologic faults that have experienced earthquakes in the past. An earthquake or

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

other natural disaster or power shortages or outages could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any of our facilities, including our manufacturing, finishing or distribution facilities, our company-operated or franchised stores or the facilities of our suppliers, third-party service providers or customers, is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict, or other events outside of our control, our business and operating results could suffer. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. Similar disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our consumers’ perception of our brands.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.K. Bribery Act and other anti-bribery, anti-corruption and anti-money laundering laws in various jurisdictions around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and third-party intermediaries, business partners and agents will not take actions in violation of such policies and laws, for which we may be ultimately held responsible. To the extent that we learn that any of our employees or third-party intermediaries, business partners or agents do not adhere to our policies, procedures or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which may could adversely affect our business and financial condition.

Our current and future products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products. Inconsistency of legislation and regulations may also affect the costs of compliance with such laws and regulations. Such problems could hurt the image of our brands, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality of our products could harm our brand and decrease demand for our products.

Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our product costs and impact the types of apparel products that consumers purchase. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by us, our suppliers and our contract manufacturers. In addition, we may choose to take voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Future acquisitions of and investments in new businesses could impact our business and financial condition.

From time to time, we may acquire or invest in businesses or partnerships that we believe could complement our business or offer growth opportunities. The pursuit of such acquisitions or investments may divert the attention of management and cause us to incur various expenses, regardless of whether the acquisition or investment is ultimately completed. In addition, acquisitions and investments may not perform as expected or cause us to assume unrecognized or underestimated liabilities. Further, if we are able to successfully identify and acquire additional businesses, we may not be able to successfully integrate the acquired personnel or operations, or effectively manage the combined business following the acquisition, any of which could harm our business and financial condition.

We have debt and interest payment requirements at a level that may restrict our future operations.

As of August 26, 2018, we had $1.06 billion of debt, all of which was unsecured, and we had $669.1 million of additional borrowing capacity under our credit facility. Our debt requires us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which reduces funds available for other business purposes and results in us having lower net income than we would otherwise have had. This dedicated use of cash could impact our ability to successfully compete by, for example:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business and industry;

•	placing us at a competitive disadvantage compared to some of our competitors that have less debt; and

•	limiting our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

A substantial portion of our debt is Euro-denominated senior notes. In addition, borrowings under our credit facility bear interest at variable rates. As a result, increases in market interest rates and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

changes in foreign exchange rates could require a greater portion of our cash flow to be used to pay interest, which could further hinder our operations. Increases in market interest rates may also affect the trading price of our debt securities that bear interest at a fixed rate. Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control.

The newly enacted Tax Act places limitations on businesses abilities to deduct interest expenses. If our adjusted taxable income were to decrease, we may not be able to fully deduct our interest expenses.

Restrictions in our notes, indentures and credit facility may limit our activities, including dividend payments, share repurchases and acquisitions.

Our credit facility and the indentures governing our senior unsecured notes contain restrictions, including covenants limiting our ability to incur additional debt, grant liens, make acquisitions and other investments, prepay specified debt, consolidate, merge or acquire other businesses or engage in other fundamental changes, sell assets, pay dividends and other distributions, repurchase stock, enter into transactions with affiliates, enter into capital leases or certain leases not in the ordinary course of business, enter into certain derivatives, grant negative pledges on our assets, make loans or other investments, guarantee third-party obligations, engage in sale leasebacks and make changes in our corporate structure. These restrictions, in combination with our leveraged condition, may make it more difficult for us to successfully execute our business strategy, grow our business or compete with companies not similarly restricted.

If our foreign subsidiaries are unable to distribute cash to us when needed, we may be unable to satisfy our obligations under our debt securities, which could force us to sell assets or use cash that we were planning to use elsewhere in our business.

We conduct our international operations through foreign subsidiaries and we only receive the cash that remains after our foreign subsidiaries satisfy their obligations. We may depend upon funds from our foreign subsidiaries for a portion of the funds necessary to meet our debt service obligations. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit cash to affiliated companies, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us. If those subsidiaries are unable to pass on the amount of cash that we need, we may be unable to make payments on our debt obligations, which could force us to sell assets or use cash that we were planning on using elsewhere in our business, which could hinder our operations.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in our third and fourth fiscal quarters have slightly exceeded those in our first and second fiscal quarters. In addition, our customers and consumers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including the effects of climate change, the availability of import quotas, transportation disruptions and foreign currency exchange rate fluctuations, could adversely affect our business and cause our results of operations to fluctuate.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

We are subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, trade, customs laws and regulations, employment, regulatory compliance and other claims related to our business. Any such proceeding or audit could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments, which could have an adverse impact on our business, financial condition and results of operations. In addition, any such proceeding could negatively impact our brand equity and our reputation.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Our long-term debt is currently rated BB+ by Standard & Poor’s and Ba1 by Moody’s Investors Service. If our credit ratings are lowered, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to the unsecured credit market, could be limited. In addition, macroeconomic conditions such as increased volatility or disruption in the credit markets could adversely affect our ability to refinance existing debt.

Risks Relating to Our Industry

Our revenues are influenced by economic conditions that impact consumer spending.

Apparel is a cyclical industry that is dependent upon the overall level of consumer spending. Consumer purchases of discretionary items, including our products, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Our wholesale customers anticipate and respond to adverse changes in economic conditions and uncertainty by closing doors, reducing inventories, canceling orders or increasing promotional activity. Our brand-dedicated stores are also affected by these conditions, which may lead to a decline in consumer traffic and spending in these stores. As a result, factors that diminish consumer spending and confidence in any of the markets in which we compete, particularly deterioration in general economic conditions, the impact of foreign exchange fluctuations on tourism and tourist spending, volatility in investment returns, fear of unemployment, increases in energy costs or interest rates, housing market downturns, fear about and impact of pandemic illness, and other factors such as acts of war, natural disasters or terrorist or political events that impact consumer confidence, could reduce our sales and adversely affect our business and financial condition through their impact on our wholesale customers as well as their direct impact on us. These outcomes and behaviors have in the past, and may continue to in the future, adversely affect our business and financial condition.

Intense competition in the global apparel industry could lead to reduced sales and prices.

We face a variety of competitive challenges in the global apparel industry from a variety of jeanswear, athleisure and casual apparel companies, and competition has increased over the years due to factors such as:

•	the international expansion and increased presence of vertically integrated specialty stores;

•	expansion into eCommerce by existing and new competitors;

•	the proliferation of private labels and exclusive brands offered by department stores, chain stores and mass channel retailers;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	the introduction of lines of jeans, athleisure and casual apparel by well-known and successful athletic wear companies; and

•	the transition of apparel companies who traditionally relied on wholesale distribution channels into their own retail distribution network.

In addition, some of these competitors have greater financial, supply, distribution and marketing resources and may be able to adapt to changes in consumer preferences or retail requirements more quickly or devote greater resources to the building and sustaining of their brand equity and the marketing and sale of their products both in stores and online. In addition, some of these competitors may be able to achieve lower product costs or adopt more aggressive pricing and discounting policies. As a result, we may not be able to compete as effectively with them and may not be able to maintain or grow the demand for our products. Failure to compete effectively due to these factors could reduce our sales and adversely affect our business and financial condition.

The success of our business depends upon our ability to forecast consumer demand and market conditions and offer on-trend and new and updated products at attractive price points.

The global apparel industry is characterized by ever-changing fashion trends and consumer preferences and by the rapid replication of new products by competitors. The apparel industry is also impacted by changing consumer preferences regarding spending categories generally, including shifts away from consumer spending and towards “experiential” spending. As a result, our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity and price competitive with other brands in the markets in which we sell our products. In addition, we must create products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores and eCommerce sites situated in each of our diverse geographic regions. Our development and production cycles take place prior to full visibility into all of these factors for the coming seasons. Failure on our part to forecast consumer demand and market conditions and to regularly and rapidly develop innovative and stylish products and update core products could limit sales growth, adversely affect retail and consumer acceptance of our products and negatively impact the consumer traffic in our dedicated retail stores. In addition, if we fail to accurately forecast consumer demand, we may experience excess inventory levels, which may result in inventory write-downs and the sale of excess inventory at discounted prices. This could have an adverse effect on the image and reputation of our brands and could adversely affect our gross margins. Conversely, if we underestimate consumer demand for our products, we may experience inventory shortages, which could delay shipments to customers, negatively impact retailer and consumer relationships and diminish brand loyalty. Moreover, our newer products may not produce as high a gross margin as our traditional products and thus may have an adverse effect on our overall margins and profitability.

The global apparel industry is subject to intense pricing pressure.

The apparel industry is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute in the future, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the variability of raw materials in recent years. This pressure could have adverse effects on our business and financial condition, including:

•	reduced gross margins across our product lines and distribution channels;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	increased retailer demands for allowances, incentives and other forms of economic support; and

•	increased pressure on us to reduce our production costs and operating expenses.

Increases in the price of raw materials or wage rates could increase our cost of goods and negatively impact our financial results.

The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, government regulation and policy, economic climates, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change. Cotton prices suffered from unprecedented variability and uncertainty in prior years and may fluctuate significantly again in the future. In addition, prices of purchased finished products also depend on wage rates in the regions where our contract manufacturers are located, as well as freight costs from those regions. In addition, fluctuations in wage rates required by legal or industry standards could increase our costs. Increases in raw material costs or wage rates, unless sufficiently offset by our pricing actions, may cause a decrease in our profitability and negatively impact our sales volume. These factors may also have an adverse impact on our cash and working capital needs as well as those of our suppliers.

Our business is subject to risks associated with sourcing and manufacturing overseas, as well as risks associated with potential tariffs or a global trade war.

We import both raw materials and finished garments into all of our operating regions. Our ability to import products in a timely and cost-effective manner may be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes and work stoppages, political unrest, severe weather or security requirements in the United States and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transportation costs, which could have an adverse impact on our business and financial condition, specifically our gross margin and overall profitability.

Substantially all of our import operations are subject to complex custom laws, regulations and tax requirements as well as trade regulations, such as tariffs and quotas set by governments through mutual agreements or bilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or the failure by us or our suppliers to comply with customs regulations or similar laws, could harm our business. In this regard, the results of the November 2016 election in the United States and the Brexit vote in the United Kingdom have introduced greater uncertainty with respect to future tax and trade regulations. Changes in tax policy or trade regulations, such as the recently passed Tax Act in the United States, a withdrawal of the United States from, or a significant renegotiation or replacement of, NAFTA, the disallowance of tax deductions on imported merchandise or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

Recently, the Trump Administration announced tariffs on certain steel and aluminum products imported into the United States, which has resulted in reciprocal tariffs from the European Union on

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

goods, including denim products, imported from the United States. Because we manufacture most of our products outside the United States, these reciprocal tariffs are not expected to have a material impact on our business. The Trump Administration has also imposed $34 billion in tariffs on goods imported from China in connection with China’s intellectual property practices and has announced a potential additional $200 billion in tariffs on goods imported from China. The Trump Administration has also negotiated a replacement trade deal for NAFTA with Mexico and Canada, the USMCA, which still needs to be ratified by the respective government of each of the three countries. Approximately 15% to 20% of the products that we sell in the United States are manufactured in China and Mexico. If the Trump Administration follows through on its proposed China tariffs or replaces NAFTA with USMCA, or if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of our products manufactured in China, Mexico or other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have an adverse effect on our business and results of operations.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure;

•

additional shares of Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many retail companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the respective companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a decline could occur even when we have met any previously publicly stated revenues or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

We intend to apply to list our Class A common stock on                 under the symbol “    .” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of Class A common stock when desired or the prices that you may obtain for your shares.

Future sales of our Class A common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of August 26, 2018, upon the completion of this offering, we will have outstanding a total of                  shares of Class A common stock and                  shares of Class B common stock. This assumes the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, the issuance of Class A common stock upon the completion of this offering and the sale of Class A common stock by the selling stockholders in this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Subject to certain exceptions described under “Underwriting,” we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock, including the selling stockholders, have entered into or will enter into lock-up agreements with the underwriters under which we and they have agreed, subject to certain exceptions, not to dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

When the lock-up period in the lock-up agreements expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to, the lock-up agreements, could cause our stock price to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Following the completion of this offering, based on the number of shares outstanding as of August 26, 2018, holders of approximately              shares of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

Descendants of the family of Levi Strauss have the ability to control the outcome of matters submitted for stockholder approval, which will limit your ability to influence corporate matters.

Our Class B common stock, which is entitled to ten votes per share, is primarily owned by descendants of the family of our founder, Levi Strauss, and their relatives and trusts established for their behalf. Collectively, these persons have the ability to control the outcome of stockholder votes, including the election of our board of directors and the approval or rejection of a merger, change of control or other significant corporate transaction. In addition, so long as any shares of Class B common stock remain outstanding, the approval of the holders of a majority of our then-outstanding Class B common stock (or, in certain cases, a majority of our then-outstanding Class A common stock and Class B common stock, voting together as a single class) will be required in order for us to take certain actions. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Protective Provisions.”

We believe having a long-term-focused, committed and engaged stockholder base provides us with an important strategic advantage, particularly in our business, where our more than 165-year history contributes to the iconic reputations of our brands. However, the interests of these stockholders may not always be aligned with each other or with the interests of our other stockholders. By exercising their control, these stockholders could cause our company to take actions that are at odds with the investment goals or interests of institutional, short-term or other non-controlling investors, or that have a negative effect on our stock price. Further, because these stockholders control the majority of our Class B common stock, we might be a less attractive takeover target, which could adversely affect the market price of our Class A common stock.

We cannot predict the impact our dual class structure may have on our stock price or our business.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. We may also invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed. Pending their use, the net proceeds we receive from this offering may be invested in a way that does not produce income or that loses value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these issuances or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of such shares and further dilute their ownership interest.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

As of August 26, 2018, there were 1,770,414 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our EIP that may be settled in shares of our Class B common stock. In connection with this offering, all of the shares of Class A common stock issuable upon the conversion of shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

Following the completion of this offering, based on the number of shares outstanding as of August 26, 2018, holders of approximately              shares of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

Although we have made filings with the SEC for many years, as a public company we will be subject to the additional reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                  and other applicable securities rules and regulations. For example, upon the completion of this offering, we will be required to file proxy statements under Section 14 of the Exchange Act. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and human resources committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $        per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $        per share as of August 26, 2018, based on the assumed initial public offering price of $        per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that outstanding RSUs are settled, SARs are exercised or new RSUs or SARs or other securities are issued under our equity incentive plans or we issue additional shares of Class A common stock or Class B common stock in the future. See “Dilution.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors so that not all members are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that, for so long as we have a classified board of directors, members of our board of directors may only be removed for cause;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

prohibit stockholder action by written consent, which requires all stockholder actions to be taken at annual stockholder meetings or at a special stockholder meeting (which may be called by the Chairperson of our board of directors, our CEO, our board of directors (pursuant to a resolution adopted by a majority of the authorized directors) or stockholders entitled to cast a majority of the votes at such special meeting);

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•

changes in general economic and financial conditions, and the resulting impact on the level of discretionary consumer spending for apparel and pricing trend fluctuations, and our ability to plan for and respond to the impact of those changes;

•

our ability to effectively manage any global productivity and outsourcing actions as planned, which are intended to increase productivity and efficiency in our global operations, take advantage of lower-cost service-delivery models in our distribution network and streamline our procurement practices to maximize efficiency in our global operations, without business disruption or mitigation to such disruptions;

•

consequences of impacts to the businesses of our wholesale customers, including significant store closures or a significant decline in a wholesale customer’s financial condition leading to restructuring actions, bankruptcies, liquidations or other unfavorable events, caused by factors such as inability to secure financing, decreased discretionary consumer spending, inconsistent traffic patterns and an increase in promotional activity as a result of decreased traffic, pricing fluctuations, general economic and financial conditions and changing consumer preferences;

•

our and our wholesale customers’ decisions to modify strategies and adjust product mix and pricing, and our ability to manage any resulting product transition costs, including liquidating inventory or increasing promotional activity;

•

our ability to purchase products through our independent contract manufacturers that are made with quality raw materials and our ability to mitigate the variability of costs related to manufacturing, sourcing and raw materials supply and to manage consumer response to such mitigating actions;

•

our ability to gauge and adapt to changing U.S. and international retail environments and fashion trends and changing consumer preferences in product, price-points, and in-store and digital shopping experiences;

•	our ability to respond to price, innovation and other competitive pressures in the global apparel industry on and from our key customers and in our key markets;

•	our ability to increase the number of dedicated stores for our products, including through opening and profitably operating company-operated stores;

•	consequences of foreign currency exchange and interest rate fluctuations;

•	our ability to successfully prevent or mitigate the impacts of data security breaches;

•	our ability to attract and retain key executives and other key employees;

•	our ability to protect our trademarks and other intellectual property;

•	the impact of the variables that affect the net periodic benefit cost and future funding requirements of our postretirement benefits and pension plans;

•	our dependence on key distribution channels, customers and suppliers;

•	our ability to utilize our tax credits and net operating loss carryforwards;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	ongoing or future litigation matters and disputes and regulatory developments;

•

the impact of the recently passed Tax Act in the United States, including related changes to our deferred tax assets and liabilities, tax obligations and effective tax rate in future periods, as well as the provisional charge recorded in the first quarter of fiscal year 2018 based on a reasonable estimate, are subject to change;

•	changes in or application of trade and tax laws, potential increases in import tariffs or taxes and the potential withdrawal from or renegotiation or replacement of NAFTA; and

•	political, social and economic instability or natural disasters in countries where we or our customers do business.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $        million (or approximately $        million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full) based upon an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from this offering that are not used as described above in investment-grade, interest-bearing instruments.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have paid cash dividends on our common stock each year since 2008. We have not made a determination regarding the future payment of dividends or the amount of any such dividends. If we elect to continue to pay dividends, we will do so in the same per share amount on both our Class A common stock and Class B common stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of August 26, 2018:

•	on an actual basis;

•

on a pro forma basis giving effect to (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on August 26, 2018, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering and (iii) the reclassification of temporary equity to additional paid-in capital as described in footnote (1) to the table below; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma items described immediately above and (ii) the sale of                  shares of Class A common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of August 26, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$612,506	$612,506	$

Total debt, excluding capital leases	$1,061,845	$1,061,845		$1,061,845

Temporary equity(1)	$225,090	$—		$—

Stockholders’ equity:
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—		$—
Common stock, par value $0.01 per share; 270,000,000 shares authorized, 37,615,303 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	376	—		—
Class A common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, 37,615,303 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	376
Additional paid-in capital	—	225,090
Accumulated other comprehensive loss	(413,721)	(413,721)
Retained earnings	1,060,158	1,060,158

Total Levi Strauss & Co. stockholders’ equity	$646,813	$871,903	$

Total capitalization	$1,933,748	$1,933,748	$

(1)

Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of certain RSU or SAR awards may require us to repurchase such shares at certain times at the then-current market value pursuant to a contractual put right. Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the Class B common stock issued in accordance with our EIP. Upon the completion of this offering, the contractual put right related to these awards will terminate and these awards will no longer be presented in temporary equity. Accordingly, the balance in temporary equity as of immediately prior to the offering will be reclassified to additional paid-in capital upon completion of this offering. For more information regarding these awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering is based on no shares of Class A common stock and 37,615,303 shares of Class B common stock outstanding as of August 26, 2018, and excludes:

•

1,770,414 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our EIP that were outstanding as of August 26, 2018 that may be settled in or exercised for shares of our Class B common stock; and

•

        shares of Class A common stock reserved for future issuance under our EIP, as amended and restated in connection with this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock-settled RSUs and SARs granted under our EIP that expire or are repurchased, forfeited, cancelled or withheld, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following the completion of this offering.

Our historical net tangible book value as of August 26, 2018 was $599.9 million, or $15.95 per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of August 26, 2018.

Our pro forma net tangible book value as of August 26, 2018 was $        million, or $        per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of Class A common stock and Class B common stock outstanding as of August 26, 2018, after giving effect to: (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on August 26, 2018 and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of                  shares of Class A common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of August 26, 2018 was $        million, or $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of August 26, 2018	$15.95
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of August 26, 2018
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

increase (decrease) the dilution to new investors by $        per share, in each case assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and increase (decrease) the dilution to new investors by $        per share, in each case assuming the assumed initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $        per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $        per share.

The following table summarizes, as of August 26, 2018, on the pro forma as adjusted basis described above, the number of shares of Class A common stock and Class B common stock, on an as-converted basis, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by investors purchasing Class A common stock in this offering at the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
Existing stockholders	37,615,303	%	$	%	$
New investors purchasing Class A common stock		%		%

Total		100.0%	$	100.0%

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, the number of shares held by existing stockholders after this offering would be reduced to     % of the total number of shares of Class A common stock and Class B common stock, on an as-converted basis, outstanding after this offering, and the number of shares held by new investors would increase to                  shares, or     % of the total number of shares of our Class A common stock and Class B common stock, on an as-converted basis, outstanding after this offering.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering is based on no shares of Class A common stock and 37,615,303 shares of Class B common stock outstanding as of August 26, 2018, and excludes:

•

1,770,414 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our EIP that were outstanding as of August 26, 2018 that may be settled in or exercised for shares of our Class B common stock; and

•

            shares of Class A common stock reserved for future issuance under our EIP, as amended and restated in connection with this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock-settled RSUs and SARs granted under our EIP that expire or are repurchased, forfeited, cancelled or withheld, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

To the extent that outstanding RSUs are settled, SARs are exercised, new RSUs or SARs or other securities are issued under our equity incentive plans, or we issue additional shares of Class A common stock or Class B common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2017 and 2016 and the selected consolidated balance sheet data as of November 26, 2017 and November 27, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2015 and 2014 and the selected consolidated balance sheet data as of November 29, 2015 and November 30, 2014 have been derived from our audited consolidated financial statements not included in this prospectus, with the exception of earnings per common share attributable to common stockholders and weighted-average common shares outstanding, which are unaudited and were not historically included in our audited financial statements. The selected consolidated statements of income data and selected consolidated statements of cash flow data for the nine months ended August 26, 2018 and August 27, 2017 and the selected consolidated balance sheet data as of August 26, 2018 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary to state fairly the financial information set forth in those financial statements.

Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The selected financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Net revenues	$4,904,030	$4,552,739	$4,494,493	$4,753,992	$3,983,580	$3,438,237
Cost of goods sold	2,341,301	2,223,727	2,225,512	2,405,552	1,833,017	1,658,663

Gross profit	2,562,729	2,329,012	2,268,981	2,348,440	2,150,563	1,779,574
Selling, general and administrative expenses(1)	2,095,560	1,866,493	1,823,863	1,906,164	1,741,331	1,462,263
Restructuring, net	—	312	14,071	128,425	—	—

Operating income	467,169	462,207	431,047	313,851	409,232	317,311
Interest expense	(68,603)	(73,170)	(81,214)	(117,597)	(45,659)	(52,305)
Loss on early extinguishment of debt	(22,793)	—	(14,002)	(20,343)	—	(22,793)
Other (expense) income, net	(26,992)	18,223	(25,433)	(22,057)	1,044	(32,413)

Income before taxes	348,781	407,260	310,398	153,854	364,617	209,800
Income tax expense	64,225	116,051	100,507	49,545	176,633	42,477

Net income	284,556	291,209	209,891	104,309	187,984	167,323

Net (income) loss attributable to noncontrolling interest	(3,153)	(157)	(455)	1,769	(1,940)	(1,672)

Net income attributable to Levi Strauss & Co.	$281,403	$291,052	$209,436	$106,078	$186,044	$165,651

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands, except share and per share data)
Earnings per common share attributable to common stockholders:
Basic	$7.48	$7.76	$5.59	$2.83	$4.93	$4.40

Diluted	$7.32	$7.60	$5.45	$2.79	$4.80	$4.31

Weighted-average common shares outstanding:
Basic	37,617,735	37,514,156	37,483,182	37,477,300	37,717,102	37,623,890

Diluted	38,433,833	38,285,294	38,412,202	38,059,608	38,774,357	38,396,083

Consolidated Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$525,941	$306,550	$218,332	$232,909	$204,759	$294,451
Investing activities	(124,391)	(68,348)	(80,833)	(71,849)	(119,706)	(75,609)
Financing activities	(151,733)	(173,549)	(94,895)	(341,676)	(95,763)	(112,404)

(1)

The period ended November 26, 2017 includes an out-of-period adjustment that increased selling, general and administrative expenses by $8.3 million and decreased income tax expense and net income by $3.2 million and $5.1 million, respectively. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

	As of
	August 26, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$612,506	$633,622	$375,563	$318,571	$298,255
Working capital	1,153,960	1,118,157	942,019	681,982	603,202
Total assets	3,417,677	3,357,838	2,995,470	2,844,395	2,906,901
Total debt, excluding capital leases	1,061,845	1,077,311	1,045,178	1,152,541	1,209,624
Temporary equity	225,090	127,035	79,346	68,783	77,664
Total capital leases	17,216	17,878	16,811	12,907	12,142
Total Levi Strauss & Co. stockholders’ equity	646,813	696,910	509,555	330,268	153,243

Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(dollars in thousands)
Non-GAAP financial measures:
Adjusted EBIT	$488,949	$479,730	$478,640	$500,517	$436,250	$326,537
Adjusted EBITDA	606,336	583,608	580,684	609,991	528,380	422,155
Adjusted free cash flow	284,386	158,212	74,298	118,012	(13,720)	148,648
Net debt	443,689	669,615	833,970	925,747	449,339	577,985
Leverage ratio	1.8x	1.8x	2.0x	2.0x	1.5x	1.8x

Adjusted EBIT and Adjusted EBITDA

We define Adjusted EBIT, a non-GAAP financial measure, as net income excluding income tax expense, interest expense, loss on early extinguishment of debt, other expense (income), net, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, and pension and postretirement benefit plan curtailment and net settlement losses (gains). We define Adjusted EBITDA as Adjusted EBIT excluding depreciation and amortization expense. We believe Adjusted EBIT and Adjusted EBITDA are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that we include in calculating net income but that can vary from company to company depending on its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. Our management also uses Adjusted EBIT in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.

Adjusted EBIT and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results prepared and presented in accordance with GAAP. Some of these limitations include:

•	Adjusted EBIT and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness, which reduces cash available to us;

•	Adjusted EBIT and Adjusted EBITDA do not reflect income tax payments that reduce cash available to us;

•

Adjusted EBIT and Adjusted EBITDA exclude other expense (income) net, which has primarily consisted of realized and unrealized gains and losses on our forward foreign exchange contracts and transaction gains and losses on our foreign exchange balances, although these items affect the amount and timing of cash available to us when these gains and losses are realized;

•

Adjusted EBIT and Adjusted EBITDA exclude restructuring and related charges, severance and asset impairment charges and pension and postretirement benefit claim curtailment and net settlement losses, each of which can affect our current and future cash requirements;

•

Adjusted EBIT and Adjusted EBITDA exclude the expense resulting from the impact of changes in fair value on our cash-settled stock-based compensation awards, even though, prior to consummation of this offering, such awards were required to be settled in cash;

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•

the expenses and other items that we exclude in our calculations of Adjusted EBIT and Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBIT or Adjusted EBITDA or similarly titled measures; and

•

Adjusted EBITDA excludes the recurring, non-cash expenses of depreciation of property and equipment and, although these are non-cash expenses, the assets being depreciated may need to be replaced in the future.

Because of these limitations, Adjusted EBIT and Adjusted EBITDA should be considered along with net income and other operating and financial performance measures prepared and presented in accordance with GAAP.

The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT and Adjusted EBITDA for each of the periods presented.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands)
Net income	$284,556	$291,209	$209,891	$104,309	$187,984	$167,323
Income tax expense	64,225	116,051	100,507	49,545	176,633	42,477
Interest expense	68,603	73,170	81,214	117,597	45,659	52,305
Loss on early extinguishment of debt	22,793	0	14,002	20,343	0	22,793
Other expense (income), net	26,992	(18,223)	25,433	22,057	(1,044)	32,413
Charges related to the transition to being a public company(1)	0	0	0	0	0	0
Impact of changes in fair value on cash-settled stock based compensation(2)	8,187	0	0	0	23,165	2,799
Restructuring and related charges, severance and asset impairment charges, net	13,361	17,614	46,982	152,653	3,905	6,206
Pension and postretirement benefit plan curtailment and net settlement losses (gains)(3)	232	(91)	611	34,013	(52)	221

Adjusted EBIT	$488,949	$479,730	$478,640	$500,517	$436,250	$326,537

Depreciation and amortization	117,387	103,878	102,044	109,474	92,130	85,618

Adjusted EBITDA	$606,336	$583,608	$580,684	$609,991	$528,380	$422,155

(1)	Includes fees and expenses in connection with our transition to being a public company, including incremental audit and legal fees associated with being a public company.
(2)

Includes the impact of the changes in fair value of Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. After this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(3)	Includes non-cash pension curtailment and settlement charges.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Leverage Ratio and Net Debt

We define leverage ratio, a non-GAAP financial measure, as the ratio of total debt to the last 12 months Adjusted EBITDA. We define net debt, a non-GAAP financial measure, as total debt, excluding capital leases, less cash and cash equivalents. Our management believes that leverage ratio and net debt are important measures to monitor our financial flexibility and evaluate the strength of our balance sheet. Leverage ratio and net debt have limitations as analytical tools and may vary from similarly titled measures used by other companies. Leverage ratio and net debt should not be considered in isolation or as substitutes for an analysis of our results prepared and presented in accordance with GAAP.

The following table presents a reconciliation of total debt, excluding capital leases, the most directly comparable financial measure calculated in accordance with GAAP, to net debt for each of the periods presented.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands)
Total debt, excluding capital leases	$1,077,311	$1,045,178	$1,152,541	$1,209,624	$1,061,845	$1,069,274
Cash and cash equivalents	633,622	375,563	318,571	298,255	612,506	491,289

Net debt	$443,689	$669,615	$833,970	$911,369	$449,339	$577,985

Adjusted Free Cash Flow

We define adjusted free cash flow, a non-GAAP financial measure, as net cash flow from operating activities less purchases of property, plant and equipment, less payments (plus proceeds) on settlement of forward foreign exchange contracts not designated for hedge accounting, and less payment of debt extinguishment costs, repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises, and cash dividends to stockholders. We believe adjusted free cash flow is an important liquidity measure of the cash that is available after capital expenditures for operational expenses and investment in our business. We believe adjusted free cash flow is useful to investors because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Our use of adjusted free cash flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results under GAAP. First, adjusted free cash flow is not a substitute for net cash flow from operating activities. Second, other companies may calculate adjusted free cash flow or similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of adjusted free cash flow as a tool for comparison. Additionally, the utility of adjusted free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for a given period. Because of these and other limitations, adjusted free cash flow should be considered along with net cash flow from operating activities and other comparable financial measures prepared and presented in accordance with GAAP.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The following table presents a reconciliation of net cash flow from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted free cash flow for each of the periods presented.

	Year Ended				Nine Months Ended
	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014	August 26, 2018	August 27, 2017
	(in thousands)
Net cash flow provided by operating activities	525,941	306,550	218,332	232,909	204,759	294,451
Purchase of property, plant and equipment	(118,778)	(102,950)	(104,579)	(73,396)	(99,260)	(75,793)
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(5,773)	17,175	14,720	(6,184)	(20,446)	184
Payment of debt extinguishment costs	(21,902)	—	—	—	—	(21,902)
Repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises	(25,102)	(2,563)	(4,175)	(5,314)	(53,773)	(13,292)
Dividends to stockholders	(70,000)	(60,000)	(50,000)	(30,003)	(45,000)	(35,000)

Adjusted free cash flow	$284,386	$158,212	$74,298	$118,012	$(13,720)	$148,648

Net cash flow used in financing activities	$(151,733)	$(173,549)	$(94,895)	$(341,676)	$(95,763)	$(112,404)
Net cash flow used in investing activities	(124,391)	(68,348)	(80,833)	(71,849)	(119,706)	(75,609)

Constant-Currency

We report our operating results in accordance with GAAP, as well as on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. The term foreign currency exchange rates refers to the exchange rates we use to translate our operating results for all countries where the functional currency is not the U.S. Dollar into U.S. Dollars. Because we are a global company, foreign currency exchange rates used for translation may have a significant effect on our reported results. In general, our reported financial results are affected positively by a weaker U.S. Dollar and are affected negatively by a stronger U.S. Dollar as compared to the foreign currencies in which we conduct our business. References to our operating results on a constant-currency basis mean our operating results without the impact of foreign currency exchange rate fluctuations.

We believe disclosure of constant-currency results is helpful to investors because it facilitates period-to-period comparisons of our results by increasing the transparency of our underlying performance by excluding the impact of fluctuating foreign currency exchange rates. We calculate constant-currency amounts by translating local currency amounts in the prior-year period at actual foreign exchange rates for the current period.

Our constant-currency results do not eliminate the transactional currency impact of purchases and sales of products in a currency other than the functional currency.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the calculation of net revenues for each of our regional operating segments on a constant-currency basis for each of the periods presented.

	Year Ended			Nine Months Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	August 26, 2018	August 27, 2017	% Increase (Decrease)
	(dollars in thousands)
Net revenues:
Total Revenues
As reported	$4,904,030	$4,552,739	7.7%	$3,983,580	$3,438,237	15.9%
Impact of foreign currency exchange rates	—	10,578	—	—	76,011	—

Constant-currency	$4,904,030	$4,563,317	7.5%	$3,983,580	$3,514,248	13.4%

Americas
As reported	$2,774,050	$2,683,009	3.4%	$2,119,820	$1,918,657	10.5%
Impact of foreign currency exchange rates	—	(394)	—	—	(445)	—

Constant-currency	$2,774,050	$2,682,615	3.4%	$2,119,820	$1,918,212	10.5%

Europe
As reported	$1,312,276	$1,091,362	20.2%	$1,225,295	$938,719	30.5%
Impact of foreign currency exchange rates	—	$12,799	—	—	64,166	—

Constant-currency	$1,312,276	$1,104,161	18.8%	$1,225,295	$1,002,885	22.2%

Asia
As reported	$817,704	$778,369	5.1%	$638,465	$580,861	9.9%
Impact of foreign currency exchange rates	—	(1,828)	—	—	12,290	—

Constant-currency	$817,704	$776,541	5.3%	$638,465	$593,151	7.6%

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. See “—Financial Information Presentation—Fiscal Year.”

Overview

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $4.9 billion in net revenues, and sales in more than 110 countries in fiscal year 2017, we are one of the world’s leading apparel companies.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas; Europe; and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 57%, 26% and 17%, respectively, of our net revenues and 65%, 25% and 10%, respectively, of our total regional operating income in fiscal year 2017.

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of August 26, 2018, our products were sold in over 50,000 retail locations, including approximately 2,900 brand-dedicated stores and shop-in-shops. As of August 26, 2018, we had 798 company-operated stores and approximately 500 company-operated shop-in-shops. In the first nine months of fiscal year 2018, our wholesale and DTC channels generated 64% and 36% of our net revenues, respectively, with our company-operated eCommerce sites representing 4% of overall net revenues.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Factors Affecting Our Business

We believe the key business and marketplace factors that are impacting our business include the following:

•

Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our customers, characterized by unpredictable traffic patterns and a general promotional environment. In developed economies, mixed real wage growth and shifting in consumer spending also continue to pressure global discretionary spending. Consumers continue to focus on value pricing and convenience with the off-price retail channel remaining strong and increased expectations for real-time delivery.

•

The diversification of our business model across regions, channels, brands and categories affects our gross margin. For example, if our sales in higher gross margin business regions, channels, brands and categories grow at a faster rate than in our lower gross margin business regions, channels, brands and categories, we would expect a favorable impact to aggregate gross margin over time. Gross margin in Europe is generally higher than in our other two segments. Sales directly to consumers generally have higher gross margins than sales through third parties, although these sales typically have higher selling expenses. Value brands, which are focused on the value-conscious consumer, generally generate lower gross margin. Enhancements to our existing product offerings, or our expansion into new products categories, may also impact our future gross margin.

•

More competitors are seeking growth globally, thereby increasing competition across regions. Some of these competitors are entering markets where we already have a mature business such as the United States, Mexico, Western Europe and Japan, and may provide consumers discretionary purchase alternatives or lower-priced apparel offerings.

•

Wholesaler/retailer dynamics and wholesale channels remain challenged by mixed growth prospects due to increased competition from eCommerce shopping, pricing transparency enabled by the proliferation of online technologies and vertically-integrated specialty stores. Retailers, including our top customers, have in the past and may in the future decide to consolidate, undergo restructurings or rationalize their stores, which could result in a reduction in the number of stores that carry our products.

•

Many apparel companies that have traditionally relied on wholesale distribution channels have invested in expanding their own retail store and eCommerce distribution and consumer-facing technologies, which has increased competition in the retail market.

•

Competition for, and price volatility of, resources throughout the supply chain have increased, causing us and other apparel manufacturers to continue to seek alternative sourcing channels and create new efficiencies in our global supply chain. Trends affecting the supply chain include the proliferation of lower-cost sourcing alternatives, resulting in reduced barriers to entry for new competitors, and the impact of fluctuating prices of labor and raw materials as well as the consolidation of suppliers. Trends such as these can bring additional pressure on us and other wholesalers and retailers to shorten lead-times, reduce costs and raise product prices.

•

Foreign currencies continue to be volatile. Significant fluctuations of the U.S. Dollar against various foreign currencies, including the Euro, British Pound and Mexican Peso, will impact our financial results, affecting translation and revenue, operating margins and net income.

•

The current environment has introduced greater uncertainty with respect to potential tax and trade regulations. Most recently, the United States enacted new tax legislation, which is intended to stimulate economic growth and capital investments in the United States by, among

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

other provisions, lowering tax rates for both corporations and individuals. In addition, the current domestic and international political environment, including changes to other U.S. policies related to global trade and tariffs, have resulted in uncertainty surrounding the future state of the global economy. Such changes may require us to modify our current sourcing practices, which may impact our product costs and, if not mitigated, could have a material adverse effect on our business and results of operations.

These factors contribute to a global market environment of intense competition, constant product innovation and continuing cost pressure, and combine with the continuing global economic conditions to create a challenging commercial and economic environment. We evaluate these factors as we develop and execute our strategies.

Seasonality

We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal year 2016, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 26% and 29%, respectively, of our total net revenues. In fiscal year 2017, our net revenues in the first, second, third and fourth quarters represented 22%, 22%, 26% and 30%, respectively, of our total net revenues.

We typically achieve a significant amount of revenues from our DTC channel on the Friday following Thanksgiving Day, which is commonly referred to as Black Friday. Due to the timing of our fiscal year-end, a particular fiscal year might include one, two or no Black Fridays, which could impact our net revenues for the fiscal year. Each of fiscal years 2016 and 2017 included, and fiscal year 2018 will include, one Black Friday. Fiscal year 2019 will have no Black Friday, while fiscal year 2020 will have two Black Fridays.

Effects of Inflation

We believe inflation in the regions where most of our sales occur has not had a significant effect on our net revenues or profitability.

Anticipated Changes to our Equity Compensation Program in Connection with this Offering

Equity-Settled Awards

Historically, we have granted stock-settled SARs and RSUs only to a small group of our senior executives and members of our board of directors. We recognize stock-based compensation expense for these share-based awards, which are classified as equity in our consolidated financial statements, based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of these awards may require us to repurchase such shares at the then-current market value pursuant to a contractual put right. These put rights may only be exercised with respect to shares that have been held by the participant for at least six months since their issuance date, thus exposing the holder to risks and rewards of ownership for a reasonable period of time. Additionally, prior to an IPO, we have the right to repurchase the shares of our Class B common stock held by a participant at the then-current fair market value pursuant to a contractual call right. As with the put rights, call rights may only be exercised with respect to shares of Class B common stock that have been held by a participant for at least six months following their issuance date.

Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the common stock issued in accordance with our EIP. The increase in temporary equity from $127.0 million on November 26, 2017 to $225.1 million on August 26, 2018 was primarily due to appreciation in the fair value of our common stock, partially offset by $53.8 million used for repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises. These changes in value reflected in temporary equity have no impact on our compensation expense or net income.

In accordance with the existing terms of our EIP and these awards, the contractual put and call arrangements will terminate upon the completion of this offering. As a result, equity-classified awards will be classified as a component of permanent equity and we will no longer present any equity-classified awards as temporary equity upon the completion of this offering.

Cash-Settled Awards

Cash-settled awards, which include cash-settled RSUs, which we also refer to as phantom stock, have historically been granted to various levels of our management who are not executive officers. Because these awards may only be settled in cash, these awards are classified as liabilities, and included within “Accrued salaries, wages and employee benefits” or “Other long-term liabilities” in our consolidated balance sheets.

For these cash-settled awards, stock-based compensation is measured using the fair market value at the end of each reporting period until settlement. As of August 26, 2018, $39.3 million was reflected as a current liability and expected to be settled in the first quarter of fiscal year 2019 and $28.4 million was reflected as a long-term liability and expected to be settled in fiscal years 2020 through 2022. Our stock-based compensation expense related to these awards increased to $44.5 million for the nine months ended August 26, 2018 from $16.2 million for the same prior-year period, mostly as a result of an increase in the fair value of our common stock at the end of each reporting period. Our stock-based compensation expense related to these awards increased to $31.3 million in fiscal year 2017 from $11.0 million in fiscal year 2016, most of which increase was recorded in the second half of fiscal year 2017 as a result of an increase in the fair value of our common stock.

As permitted by our EIP and in connection with this offering, we are evaluating a variety of stock-compensation programs, including cancelling all or a portion of these awards in the first quarter of fiscal year 2019 and replacing them in total or in part with comparable RSUs, or other stock-based compensation awards, that settle in stock. In addition, after this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our management employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced with stock-based compensation expense based on the grant-date fair value of the awards and recorded as an increase to equity.

Financial Information Presentation

Fiscal Year

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. Certain of our foreign subsidiaries have fiscal years ending on November 30. Each fiscal year generally consists of four 13-week quarters, with each quarter ending on the Sunday that is closest to the last day of the last month of that quarter. Each of fiscal years 2019, 2018, 2017 and 2016 included or will include 52 weeks of operations, and each quarter of fiscal years 2019, 2018, 2017 and 2016 consisted or will consist of 13 weeks. Fiscal year 2020 will include 53

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

weeks of operations, with the fourth quarter consisting of 14 weeks and each other quarter consisting of 13 weeks.

Segments

We manage our business according to three regional segments: the Americas; Europe; and Asia, which includes the Middle East and Africa.

Classification

Our classification of certain significant revenues and expenses reflects the following:

•

Net revenues comprise net sales and licensing revenues. Net sales include sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated stores and shop-in-shops located within department stores and other third-party locations, as well as company-operated eCommerce sites. Net revenues include discounts, allowances for estimated returns and incentives. Licensing revenues, which include revenues from the use of our trademarks in connection with the manufacturing, advertising and distribution of trademarked products by third-party licensees, are earned and recognized as products are sold by licensees based on royalty rates as set forth in the applicable licensing agreements.

•

Cost of goods sold primarily comprises product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers and the cost of operating our remaining manufacturing facilities, including the related depreciation expense. On both a reported and constant-currency basis, cost of goods sold reflects the transactional currency impact resulting from the purchase of products in a currency other than the functional currency.

•

Selling expenses include, among other things, all occupancy costs and depreciation associated with our company-operated stores and commissions associated with our company-operated shop-in-shops, as well as costs associated with our eCommerce operations.

•

We reflect substantially all distribution costs in selling, general and administrative expenses, or SG&A, including costs related to receiving and inspection at distribution centers, warehousing, shipping to our customers, handling and certain other activities associated with our distribution network.

Constant-Currency

We report our operating results in accordance with GAAP, as well as on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. For additional information regarding our constant-currency results, which are non-GAAP financial measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

Comparison of the Nine Months Ended August 26, 2018 and August 27, 2017

The following table sets forth, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Nine Months Ended
	August 26, 2018	August 27, 2017	% Increase (Decrease)	August 26, 2018 % of Net Revenues	August 27, 2017 % of Net Revenues
	(dollars in millions)
Net revenues	$3,983.6	$3,483.3	15.9	100.0%	100.0%
Cost of goods sold	1,833.0	1,658.7	10.5	46.0	48.2

Gross profit	2,150.6	1,779.6	20.8	54.0	51.8

Selling, general and administrative expenses	1,741.4	1,462.3	19.1	43.7	42.5

Operating income	409.2	317.3	29.0	10.3	9.2
Interest expense	(45.6)	(52.3)	(12.8)	(1.1)	(1.5)
Loss on early extinguishment of debt	—	(22.8)	(100.0)	—	(0.7)
Other income (expense), net	1.0	(32.4)	(103.1)	*	(0.9)

Income before income taxes	364.6	209.8	73.8	9.2	6.1
Income tax expense	176.6	42.5	315.5	4.4	1.2

Net income	188.0	167.3	12.4	4.7	4.9

Net income attributable to noncontrolling interest	(2.0)	(1.7)	17.6	(0.1)	*

Net income attributable to Levi Strauss & Co.	$186.0	$165.6	12.3	4.7%	4.8%

*	Not meaningful

Net Revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period.

	Nine Months Ended
			% Increase (Decrease)
	August 26, 2018	August 27, 2017	As Reported	Constant Currency
	(dollars in millions)
Net revenues:
Americas	$2,119.8	$1,918.7	10.5	10.5
Europe	1,225.3	938.7	30.5	22.2
Asia	638.5	580.9	9.9	7.6

Total net revenues	$3,983.6	$3,483.3	15.9	13.4

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Total net revenues increased on both a reported and constant-currency basis for the nine months ended August 26, 2018, as compared to the same prior-year period.

Americas.    On both a reported basis and constant-currency basis, net revenues in our Americas region increased for the nine months ended August 26, 2018, with currency not having a significant impact. The increase in net revenues was due to the strong performance within our company-operated retail network, primarily due to increased traffic and conversion, as well as 26 more stores in operation as of August 26, 2018 than as of August 27, 2017. Additionally, increases in Levi’s women’s products and Signature by Levi Strauss & Co. products, as well as growth in our Mexico business, contributed to the wholesale growth in this region. Overall, the general continued improvement in the U.S. retail environment contributed to higher wholesale revenues.

Europe.    Net revenues in Europe increased on both a reported basis and constant-currency basis for the nine months ended August 26, 2018, with currency affecting net revenues favorably by approximately $64 million. Constant-currency net revenues increased as a result of strong performance in all channels, including wholesale, company-operated retail and franchised stores. Growth in all channels reflects the strength of the brand and expanded product assortment across the customer base, particularly in Levi’s tops and women’s products. Additionally, growth in company-operated retail was the result of strong performance, as well as 13 more stores in operation as of August 26, 2018 than as of August 27, 2017.

Asia.    Net revenues in Asia, which includes the Middle East and Africa, increased on both a reported and constant-currency basis for the nine months ended August 26, 2018, with currency affecting net revenues favorably by approximately $12 million. Excluding the effects of currency, the increase in net revenues was primarily due to the expansion and strong performance of our company-operated retail network, which included 26 more stores as of August 26, 2018 than as of August 27, 2017. Wholesale revenues in the nine months ended August 26, 2018 increased, particularly in Australia, New Zealand and India, which was partially offset by lower franchised store revenues. Wholesale revenues in Japan also increased during the nine months ended August 26, 2018.

Gross Profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period.

	Nine Months Ended
	August 26, 2018	August 27, 2017	% Increase (Decrease)
	(dollars in millions)
Net revenues	$3,983.6	$3,483.3	15.9
Cost of goods sold	1,833.0	1,658.7	10.5

Gross profit	$2,150.6	$1,779.6	20.8

Gross margin	54.0%	51.8%

Currency impacted gross profit favorably by approximately $49.0 million for the nine months ended August 26, 2018. Gross margin increased primarily due to growth in higher margin company-operated retail and international revenues, as well as favorable transactional currency impacts.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Selling, General and Administrative Expenses

The following table shows SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Nine Months Ended
	August 26, 2018	August 27, 2017	% Increase (Decrease)	August 26, 2018 % of Net Revenues	August 27, 2017 % of Net Revenues
	(dollars in millions)
Selling	$760.1	$635.8	19.6	19.1%	18.5%
Advertising and promotion	251.7	194.5	29.4	6.3	5.7
Administration	345.6	291.0	18.8	8.7	8.5
Other	384.0	341.0	12.6	9.6	9.9

Total SG&A	$1,741.4	$1,462.3	19.1	43.7%	42.5%

Currency impacted SG&A unfavorably by approximately $31.0 million for the nine months ended August 26, 2018.

Selling.    Currency impacted selling expenses unfavorably by approximately $18.0 million for the nine months ended August 26, 2018. Higher selling expenses primarily reflected costs associated with the growth and expansion of our DTC channel, including increased investment in new and existing company-operated stores and eCommerce technology. We had 65 more company-operated stores as of August 26, 2018 than we did as of August 27, 2017.

Advertising and promotion.    Currency had an unfavorable impact of approximately $4.0 million on advertising and promotion expenses for the nine months ended August 26, 2018. Advertising and promotion expenses increased due to incremental investments in advertising.

Administration.    Administration expenses include functional administrative and organization costs. Currency had an unfavorable impact of approximately $4.0 million on administration expenses for the nine months ended August 26, 2018. As compared to the same prior-year period, administration expenses reflected higher incentive compensation, including stock-based compensation, reflecting outperformance against our internally set objectives. Our stock-based compensation expense related to cash-settled awards increased to $44.5 million for the nine months ended August 26, 2018 from $16.2 million for the same prior-year period, mostly as a result of an increase in the fair value of our common stock during the period. In addition, the third quarter of fiscal year 2017 included an adjustment of $9.5 million relating to stock-based compensation expense, of which $8.3 million related to prior years, for the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

Other.    Other SG&A includes distribution, information resources and marketing organization costs. Currency had an unfavorable impact of approximately $5.0 million for the nine months ended August 26, 2018. The increase in SG&A other costs was primarily due to a $23.5 million increase in distribution costs as a result of higher wholesale volume and an $11.7 million increase in information technology expenses due to additional costs to support technology infrastructure.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Operating Income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Nine Months Ended
	August 26, 2018	August 27, 2017	% Increase	August 26, 2018 % of Net Revenues		August 27, 2017 % of Net Revenues
	(dollars in millions)
Operating income:
Americas	$370.9	$347.0	6.6	17.5	*	18.1	*
Europe	245.3	160.8	52.5	20.0	*	17.1	*
Asia	71.8	56.7	26.6	11.2	*	9.8	*

Total regional operating income	688.0	565.4	21.7	17.3		16.4
Corporate expenses	278.8	248.1	12.4	7.0		7.2

Total operating income	$409.2	$317.3	29.0	10.3		9.2

Operating margin	10.3%	9.2%

*	Percentage of corresponding region net revenues

Currency affected total operating income favorably by approximately $18 million for the nine months ended August 26, 2018.

Regional Operating Income

•

Americas.    Currency did not have a significant impact for the nine months ended August 26, 2018. The increase in operating income was primarily due to higher net revenues as a result of strong performance of our company-operated retail network and wholesale business, partially offset by higher SG&A expense as a result of an increase in occupancy costs and an increased investment in advertising.

•

Europe.    Currency had a favorable impact of approximately $16.0 million for the nine months ended August 26, 2018. The increase in operating income was due to higher net revenues across all channels, partially offset by higher selling costs and an increased investment in advertising.

•

Asia.    Currency had a favorable impact of approximately $3.0 million for the nine months ended August 26, 2018. The increase in operating income was due to higher net revenues and gross margin, partially offset by higher SG&A expense to support retail expansion.

Corporate.    Corporate expenses represent costs that management does not attribute to any of our regional operating segments. Included in corporate expenses are other corporate staff costs and costs associated with our global inventory sourcing organization. Currency did not have a significant impact on corporate expenses for the nine months ended August 26, 2018. The increase in corporate expenses was primarily due to an increase in administration expenses relating to incentive compensation, partially offset by purchasing variances related to our global sourcing organization’s procurement of inventory on behalf of our regions.

Interest Expense

Interest expense was $45.6 million for the nine months ended August 26, 2018, as compared to $52.3 million for the same prior-year period. The decrease in interest expense was primarily related to

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

lower average borrowing rates in the nine months ended August 26, 2018 resulting from our debt refinancing activities during the second quarter of fiscal year 2017.

Our weighted-average interest rate on average borrowings outstanding during the nine months ended August 26, 2018 was 5.00%, as compared to 5.80% for the same prior-year period.

Loss on Early Extinguishment of Debt

During the nine months ended August 27, 2017, we recorded a $22.8 million loss on early extinguishment of debt as a result of our debt refinancing activities during the second quarter of fiscal year 2017. The loss included $21.9 million of tender and call premiums on the retirement of the debt.

Other Income (Expense), Net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For the nine months ended August 26, 2018, we recorded income of $1.0 million, as compared to expense of $32.4 million for the same prior-year period. The income primarily reflected net losses on our foreign currency denominated balances which were more than offset by investment interest generated from money market funds and net gains on our foreign exchange management activities. The expense in the same prior-year period primarily reflected net losses on our foreign exchange derivatives, partially offset by net gains on our foreign currency denominated balances.

Income Tax Expense

On December 22, 2017, the Tax Act was enacted in the United States. The Tax Act introduced many changes, including lowering the U.S. corporate tax rate from 35% to 21%, changes in incentives, provisions to prevent U.S. base erosion and significant changes in the taxation of international income, and provisions that allow for the repatriation of foreign earnings without U.S. tax. By operation of tax law, we will apply a blended U.S. statutory federal income tax rate of 22.4% for fiscal year 2018 based on the pro rata number of days in the fiscal year before and after the effective date of the Tax Act. The enactment of the Tax Act resulted in a provisional charge of $129.6 million to tax expense for the nine months ended August 26, 2018. This charge was comprised of a $91.5 million re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future, as well as a $38.1 million one-time U.S. transition tax on undistributed foreign earnings. During the third quarter of fiscal year 2018, we recorded a $7.1 million benefit, primarily related to provisional amounts on re-measurement of deferred tax assets and liabilities due to finalization of our U.S. tax return.

The provisions in the Tax Act are complex and broad. All components of the provisional charge of $129.6 million are based on our estimates as of August 26, 2018. Specifically, the transition tax and the re-measurement of deferred tax balances are provisional and have been calculated based on existing tax law and the best information available as of August 26, 2018. The final impact of U.S. tax reform may differ, possibly materially, due to factors such as changes in interpretations of the Tax Act, legislative action to address uncertainties that arise because of the Tax Act, changes to estimates we have utilized to calculate the provisional impacts and additional guidance that may be issued by the U.S. government, among other items. As these various factors are finalized, any change will be recorded as an adjustment to the provision for income taxes in the period the amounts are determined during a measurement period granted by the Securities and Exchange Commission of up to one year after the enactment date of the Tax Act to finalize the accounting of the related income tax impacts.

In addition, we are still evaluating the Global Intangible Low Tax Income provisions of the Tax Act and their impact, if any, on the consolidated financial statements beginning in fiscal year 2019,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

including whether we adopt an accounting policy to treat such taxes as a current-period expense when incurred or whether such amounts should be factored into our measurement of deferred taxes. As a result, we have not included an estimate of the tax expense related to this item as of August 26, 2018.

Our effective income tax rate was 48.4% for the nine months ended August 26, 2018, as compared to 20.2% for the same prior-year period. The increase was driven by a 35.6% one-time tax charge related to the impact of the Tax Act described above, offset by a 3.6% discrete tax benefit from release of reserves for uncertain tax positions due to finalization of a foreign audit in the second quarter of fiscal year 2018.

Comparison of Fiscal Years 2017 and 2016

The following table sets forth, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues	November 27, 2016 % of Net Revenues
	(dollars in millions)
Net revenues	$4,904.0	$4,552.7	7.7	100.0%	100.0%
Cost of goods sold	2,341.3	2,223.7	5.3	47.7	48.8

Gross profit	2,562.7	2,329.0	10.0	52.3	51.2

Selling, general and administrative expenses	2,095.5	1,866.5	12.3	42.7	41.0
Restructuring, net	—	0.3	*	—	—

Operating income	467.2	462.2	1.1	9.5	10.2
Interest expense	(68.6)	(73.2)	(6.3)	(1.4)	(1.6)
Loss on early extinguishment of debt	(22.8)	—	(100.0)	(0.5)	—
Other (expense) income, net	(27.0)	18.2	*	(0.6)	0.4

Income before income taxes	348.8	407.2	(14.3)	7.1	8.9
Income tax expense	64.2	116.0	(44.7)	1.3	2.5

Net income	284.6	291.2	(2.3)	5.8	6.4

Net income attributable to noncontrolling interest	(3.2)	(0.2)	*	(0.1)	—

Net income attributable to Levi Strauss & Co.	$281.4	$291.0	(3.3)	5.7%	6.4%

*	Not meaningful

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Net Revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase
	November 26, 2017	November 27, 2016	As Reported	Constant Currency
	(dollars in millions)
Net revenues:
Americas	$2,774.0	$2,682.9	3.4	3.4
Europe	1,312.3	1,091.4	20.2	18.8
Asia	817.7	778.4	5.0	5.3

Total net revenues	$4,904.0	$4,552.7	7.7	7.5

Total net revenues for fiscal year 2017 were affected favorably by changes in foreign currency exchange rates as compared to fiscal year 2016.

Americas.    On both a reported basis and constant-currency basis, net revenues in our Americas region increased for fiscal year 2017, with currency having a minimal impact on net revenues. Excluding the effects of currency, the increase in net revenues for fiscal year 2017 was due to the performance and expansion of our company-operated retail network, particularly company-operated outlets, and strong performance in our Signature by Levi Strauss & Co. and Denizen brands. This was offset by lower wholesale revenues in the United States in our Dockers brand.

Europe.    Net revenues in Europe increased for fiscal year 2017 on both reported and constant-currency bases, with currency affecting net revenues favorably by approximately $13 million. Constant-currency net revenues increased for fiscal year 2017 due to strong performance across all channels, primarily our company-operated retail network and wholesale channels.

Asia.    Net revenues in Asia, which includes the Middle East and Africa, increased for fiscal year 2017 on both reported and constant-currency bases, with currency affecting net revenues unfavorably by approximately $2 million. The increase in net revenues was primarily due to the performance and expansion of our company-operated retail network, particularly company-operated outlets.

Gross Profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase
	(dollars in millions)
Net revenues	$4,904.0	$4,552.7	7.7
Cost of goods sold	2,341.3	2,223.7	5.3

Gross profit	$2,562.7	$2,329.0	10.0

Gross margin	52.3%	51.2%

Currency favorably impacted gross profit for fiscal year 2017 by approximately $8 million. Gross margin improved primarily due to company-operated retail network growth and international revenues growth.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Selling, General and Administrative Expenses

The following table shows our SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues	November 27, 2016 % of Net Revenues
	(dollars in millions)
Selling	$888.2	$783.2	13.4	18.1%	17.2%
Advertising and promotion	323.3	284.0	13.8	6.6	6.2
Administration	411.0	350.1	17.4	8.4	7.7
Other	473.0	442.0	7.2	9.7	9.7
Restructuring-related charges	—	7.2	(100.0)	—	0.2

Total SG&A	$2,095.5	$1,866.5	12.3	42.7%	41.0%

Currency affected SG&A for fiscal year 2017 unfavorably by approximately $2 million as compared to fiscal year 2016.

Selling.    Currency did not have a significant impact on selling expenses for fiscal year 2017. Higher selling expenses primarily reflected costs associated with the growth of our company-operated store network. We had 53 more company-operated stores at the end of fiscal year 2017 than we did at the end of fiscal year 2016.

Advertising and Promotion.    Currency did not have a significant impact on advertising and promotion expense for fiscal year 2017. Advertising and promotion expenses increased due to a higher investment in advertising.

Administration.    Currency did not have a significant impact on administration expenses for fiscal year 2017. As compared to fiscal year 2016, administration expenses in fiscal year 2017 reflect higher costs relating to incentive compensation. Our stock-based compensation expense related to cash-settled awards increased to $31.3 million in fiscal year 2017 from $11.0 million in fiscal year 2016, most of which increase was recorded in the second half of 2017 as a result of an increase in the fair value of our common stock. In addition, incentive compensation costs increased reflecting improved achievement against our internally-set objectives in fiscal year 2017 as compared to fiscal year 2016 and an adjustment in the third quarter of fiscal year 2017. This adjustment, of which $8.3 million related to prior years, was for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement. The increase was also due to the recognition of a $7.0 million of benefit from the resolution of a vendor dispute settled in the prior-year period.

Other.    Currency did not have a significant impact on other SG&A expenses for fiscal year 2017. The increase in SG&A other costs is primarily due to higher marketing and information technology expenses. Additionally, we recorded a gain in the second quarter of fiscal year 2016 in conjunction with the sale-leaseback of our distribution center in the United Kingdom.

Restructuring-Related Charges.    Restructuring-related charges consist primarily of consulting fees incurred for our centrally-led cost-savings initiatives, productivity projects and transition-related projects, which were implemented through the end of fiscal year 2016.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Operating Income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues		November 27, 2016 % of Net Revenues
	(dollars in millions)
Operating income:
Americas	$529.3	$507.8	4.2	19.1	*	18.9	*
Europe	198.7	154.8	28.4	15.1	*	14.2	*
Asia	78.3	80.9	(3.2)	9.6	*	10.4	*

Total regional operating income	806.3	743.5	8.4	16.4		16.3
Corporate:
Restructuring, net	—	0.3	(100.0)	—		—
Restructuring-related charges	—	7.2	(100.0)	—		0.2
Other corporate staff costs and expenses	339.1	273.8	23.8	6.9		6.0

Corporate expenses	339.1	281.3	20.5	6.9		6.2

Total operating income	$467.2	$462.2	1.1	9.5		10.2

Operating margin	9.5%	10.2%

*	Percentage of corresponding region net revenues

Currency favorably affected total operating income for fiscal year 2017 by approximately $6 million as compared to fiscal year 2016.

Regional Operating Income

•

Americas.    Currency did not have a significant impact on operating income in the region for fiscal year 2017. The increase in operating income was primarily due to higher net revenues and gross margin partially offset by higher SG&A selling expense due to retail expansion.

•

Europe.    Currency favorably affected operating income for fiscal year 2017 by approximately $7 million as compared to fiscal year 2016. The increase in operating income was due to higher net revenues and gross margin partially offset by higher SG&A selling expense to support growth and higher advertising and promotion expense.

•

Asia.    Currency did not have a significant impact on operating income in the region for fiscal year 2017. The decrease in operating income for fiscal year 2017 was due to higher SG&A selling expense related to our retail network to support growth, partially offset by higher net revenues.

Corporate.    Currency did not have a significant impact on corporate expenses. The increase in corporate expenses for fiscal year 2017 was primarily due to an increase in administration expenses relating to incentive compensation. Incentive compensation costs increased reflecting improved achievement against our internally-set objectives in fiscal year 2017 as compared to fiscal year 2016 and an adjustment in the third quarter of fiscal year 2017. This adjustment, of which $8.3 million related to prior years, was for the correction of the periods used for the recognition of expense associated with

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

employees eligible to vest in awards after retirement. Operating expenses also increased due to purchasing price variances related to our global sourcing organization’s procurement of inventory on behalf of our regions.

Interest Expense

Interest expense was $68.6 million for fiscal year 2017, as compared to $73.2 million for fiscal year 2016. The decrease in interest expense was primarily due to lower average borrowing rates in fiscal year 2017 resulting from our debt refinancing activities during the year.

Our weighted-average interest rate on average borrowings outstanding for fiscal year 2017 was 5.60%, as compared to 6.37% for fiscal year 2016.

Loss on Early Extinguishment of Debt

For fiscal year 2017, we recorded a $22.8 million loss on early extinguishment of debt as a result of our debt refinancing activities during the year. The loss included $21.9 million of tender and call premiums on the retirement of the debt.

Other Income (Expense), Net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For fiscal year 2017, we recorded net expense of $27.0 million as compared to net other income of $18.2 million for fiscal year 2016. The expense in fiscal year 2017 primarily reflected net losses on our foreign exchange derivatives, which economically hedge future foreign currency cash flow rights and obligations, partially offset by net gains on our foreign currency denominated balances. The income in fiscal year 2016 primarily reflected net gains on foreign exchange derivatives partially offset by losses on our foreign currency denominated balances.

Income Tax Expense

Income tax expense was $64.2 million for fiscal year 2017, compared to $116.1 million for fiscal year 2016. Our effective income tax rate was 18.4% for fiscal year 2017, compared to 28.5% for fiscal year 2016.

The decrease in the effective tax rate in fiscal year 2017 as compared to fiscal year 2016 was primarily due to additional foreign tax credits from repatriations from foreign operations as compared to fiscal year 2016 and the release of valuation allowance on deferred tax assets of foreign subsidiaries.

For fiscal year 2017, management asserted indefinite reinvestment on $264 million of undistributed foreign earnings, as management determined that this amount was required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. This was an increase as compared to fiscal year 2016, which reflects management’s realignment of the foreign subsidiary ownership structure. If we were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $70 million.

Quarterly Results of Operations

The following tables set forth our historical consolidated statements of income and these items expressed as a percentage of net revenues for each of the quarters indicated. The information for each

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

quarter has been prepared on the same basis as our audited consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Quarter Ended
	August 26, 2018	May 27, 2018	February 25, 2018	November 26, 2017	August 27, 2017	May 28, 2017	February 26, 2017	November 27, 2016
	(in millions)
Net revenues(1)	$1,394.2	$1,245.7	$1,343.7	$1,465.8	$1,268.4	$1,067.9	$1,102.0	$1,299.5
Cost of goods sold	652.6	574.8	605.6	682.6	611.7	509.5	537.5	640.1

Gross profit	741.6	670.9	738.1	783.2	656.7	558.4	564.5	659.4
Selling, general and administrative expenses(2)	583.0	594.4	564.0	633.3	510.3	495.7	456.2	517.5
Restructuring, net	—	—	—	—	—	—	—	(0.7)

Operating income	158.6	76.5	174.1	149.9	146.4	62.7	108.3	142.7
Interest expense	(15.6)	(14.5)	(15.5)	(16.3)	(14.5)	(17.9)	(19.9)	(18.7)
Loss on early extinguishment of debt(3)	—	—	—	—	—	(22.8)	—	—
Other (expense) income, net(4)	(3.1)	13.7	(9.6)	5.4	(14.7)	(18.1)	0.4	11.5

Income before income taxes	139.9	75.7	149.0	139.0	117.2	3.9	88.8	135.5
Income tax expense (benefit)(5)	10.3	(1.3)	167.7	21.7	27.7	(13.8)	28.7	39.3

Net income (loss)	129.6	77.0	(18.6)	117.3	89.5	17.7	60.1	96.2

Net loss (income) attributable to noncontrolling interest	0.5	(2.1)	(0.4)	(1.5)	(1.5)	(0.2)	*	*

Net income (loss) attributable to Levi Strauss & Co.	$130.1	$74.9	$(19.0)	$115.8	$88.0	$17.5	$60.1	$96.2

*	Not meaningful
(1)	Net revenues are impacted by seasonality, as we typically achieve our highest and lowest quarterly revenues in the fourth and second quarters of our fiscal year, respectively.
(2)

The increase in SG&A expenses generally reflects the expansion of our DTC channel (particularly in the fourth quarter of fiscal year 2017), higher advertising expenses and an increase in stock compensation expense due to the appreciation of the fair value of our common stock. Also included in SG&A expenses for the fiscal quarter ended August 27, 2017 is the recognition of $9.5 million relating to stock-based compensation expense, of which $8.3 million related to prior years, related to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

(3)	We recorded a $22.8 million loss on early extinguishment of debt as a result of our refinancing activities for the fiscal quarter ended May 28, 2017.
(4)

Other (expense) income, net primarily consists of gains and losses from foreign exchange management activities and transactions and can vary based on the effect of foreign currency fluctuations on our foreign currency denominated balances and the effect on our foreign exchange derivative contracts of changes in foreign currency exchange rates as compared to negotiated contract rates.

(5)

Included in income tax expense (benefit) for the fiscal quarter ended February 25, 2018 is the recognition of a provisional charge of a $136 million tax expense as a result of the Tax Act enacted on December 22, 2017, which was primarily comprised of a $99 million remeasurement of our deferred tax assets and liabilities as well as a $37 million one-time US transition tax on undistributed foreign earnings. The Tax Act also lowered the U.S. corporate tax rate from 35% to 21%.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

	Fiscal Quarter Ended
	August 26, 2018	May 27, 2018	February 25, 2018	November 26, 2017	August 27, 2017	May 28, 2017	February 26, 2017	November 27, 2016
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	46.8	46.1	45.1	46.6	48.2	47.7	48.8	49.3

Gross margin(1)	53.2	53.9	54.9	53.4	51.8	52.3	51.2	50.7
Selling, general and administrative expenses(2)	41.8	47.7	42.0	43.2	40.2	46.4	41.4	39.8
Restructuring, net	—	—	—	—	—	—	—	*

Operating income	11.4	6.1	13.0	10.2	11.5	5.9	9.8	11.0
Interest expense	(1.1)	(1.2)	(1.2)	(1.1)	(1.1)	(1.7)	(1.8)	(1.4)
Loss on early extinguishment of debt	—	—	—	—	—	(2.1)	—	—
Other (expense) income, net	(0.2)	1.1	(0.7)	0.4	(1.2)	(1.7)	*	0.9

Income before income taxes	10.0	6.1	11.1	9.5	9.2	0.4	8.1	10.4
Income tax expense (benefit)	0.7	(0.1)	12.5	1.5	2.2	(1.3)	2.6	3.0

Net income (loss)	9.3	6.2	(1.4)	8.0	7.1	1.7	5.5	7.4

Net (income) loss attributable to noncontrolling interest	—	(0.2)	*	(0.1)	(0.1)	*	*	*

Net income (loss) attributable to Levi Strauss & Co.	9.3%	6.0%	(1.4)%	7.9%	6.9%	1.6%	5.5%	7.4%

*	Not meaningful
(1)

Gross margin has generally increased over the past eight fiscal quarters as a result of lower negotiated product costs and streamlined supply chain operations, as well as international growth, and is also affected by transactional currency impact.

(2)

The increase in SG&A expenses in fourth quarter of fiscal year 2017 as a percentage of net revenues primarily reflects the planned acceleration of advertising investments, higher selling costs associated with the expansion of our DTC channel and an increase in stock compensation expense due to the appreciation of the fair value of our Class B common stock.

Liquidity and Capital Resources

Liquidity Outlook

We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements.

Cash Sources

We have historically relied primarily on cash flows from operations, borrowings under credit facilities, issuances of notes and other forms of debt financing. We regularly explore financing and debt reduction alternatives, including new credit agreements, unsecured and secured note issuances, equity financing, equipment and real estate financing, securitizations and asset sales.

We are party to a second amended and restated credit agreement, which provides for a senior secured revolving credit facility, or credit facility. Our credit facility is an asset-based facility, in which the borrowing availability is primarily based on the value of our U.S. Levi’s trademarks and the levels of accounts receivable and inventory in the United States and Canada. The maximum availability under

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

our credit facility is $850 million, of which $800 million is available to us for revolving loans in U.S. Dollars and $50 million is available to us for revolving loans either in U.S. Dollars or Canadian Dollars.

As of August 26, 2018, we did not have any borrowings under our credit facility, unused availability under the facility was $669.1 million and our total availability of $713.6 million, based on collateral levels as defined by the agreement, was reduced by $44.5 million of other credit-related instruments.

As of August 26, 2018, we had cash and cash equivalents totaling $612.5 million, resulting in a total liquidity position (unused availability and cash and cash equivalents) of approximately $1.3 billion.

Cash Uses

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt, payments of taxes, contributions to our pension plans and payments for postretirement health benefit plans, settlement of shares issued under our EIP and, if market conditions warrant, occasional investments in or acquisitions of business ventures in our line of business. In addition, we regularly evaluate our ability to pay dividends or repurchase stock, all consistent with the terms of our debt agreements.

Projected cash uses in 2018 for capital expenditures, which consist primarily of costs associated with information technology investments for eCommerce and investment in company-operated retail stores, is approximately $160 million.

Subsequent to the end of fiscal year 2017, on January 30, 2018, our board of directors declared a cash dividend of $90 million, payable in two $45 million installments. We paid the first and second installments in the first and fourth quarters of fiscal year 2018, respectively.

The following table provides information about our significant cash contractual obligations and commitments as of November 26, 2017:

	Payments Projected Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
	(in millions)
Contractual and Long-term Liabilities:
Short-term and long-term debt obligations	$1,090	$38	$—	$—	$1,052
Interest(1)	389	50	96	92	151
Capital lease obligations	32	6	11	8	7
Operating leases(2)	853	185	270	178	220
Purchase obligations(3)	944	677	86	38	143
Postretirement obligations(4)	93	12	22	20	39
Pension obligations(5)	288	95	88	36	69
Long-term employee related benefits(6)	120	29	36	5	50

Total	$3,809	$1,092	$609	$377	$1,731

(1)	Interest obligations are computed using constant interest rates until maturity.
(2)

Amounts reflect contractual obligations relating to our existing leased facilities as of November 26, 2017, and therefore do not reflect our planned future openings of company-operated retail stores. For more information, see “Business—Properties.”

(3)

Amounts reflect estimated commitments of $559 million for inventory purchases, $193 million for sponsorship, naming rights and related benefits with respect to the Levi’s Stadium and $192 million for human resources, advertising, information technology and other professional services.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(4)

The amounts presented in the table represent an estimate for the next ten years of our projected payments, based on information provided by our plans’ actuaries, and have not been reduced by estimated Medicare subsidy receipts, the amounts of which are not material. Our policy is to fund postretirement benefits as claims and premiums are paid. For more information, see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)

The amounts presented in the table represent an estimate of our projected contributions to the plans for the next ten years based on information provided by our plans’ actuaries. For U.S. qualified plans, these estimates can exceed the projected annual minimum required contributions in an effort to level out potential future funding requirements and provide annual funding flexibility. The fiscal year 2018 contribution amounts will be recalculated at the end of the plans’ fiscal years, which for our U.S. pension plan is at the beginning of our third fiscal quarter. Accordingly, actual contributions may differ materially from those presented here, based on factors such as changes in discount rates and the valuation of pension assets. For more information, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(6)

Long-term employee-related benefits primarily relate to the current and non-current portion of deferred compensation arrangements and workers’ compensation. We estimated these payments based on prior experience and forecasted activity for these items. For more information, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

The above table does not include amounts related to our uncertain tax positions of $33.8 million as of November 26, 2017. We do not anticipate a material effect on our liquidity as a result of payments in future periods of liabilities for uncertain tax positions. The table does not include a provisional $38.1 million one-time U.S. transition tax on undistributed foreign earnings imposed under the Tax Act. Information in the above table reflects our estimates of future cash payments for specified items. These estimates and projections are based upon assumptions that are inherently subject to significant economic, competitive, legislative and other uncertainties and contingencies, many of which are beyond our control. Accordingly, our actual expenditures and liabilities may be materially higher or lower than the estimates and projections reflected in the above table. The inclusion of these projections and estimates should not be regarded as a representation by us that the estimates will prove to be correct.

Cash Flows

The following table presents, for the periods indicated, selected items in our consolidated statements of cash flows:

	Year Ended		Nine Months Ended
	November 26, 2017	November 27, 2016	August 26, 2018	August 27, 2017
	(in millions)
Cash provided by operating activities	$525.9	$306.6	$204.8	$294.5
Cash used for investing activities	(124.4)	(68.3)	(119.7)	(75.6)
Cash used for financing activities	(151.7)	(173.5)	(95.8)	(112.4)
Cash and cash equivalents at period end	633.6	375.6	612.5	491.3

Cash Flows from Operating Activities

Cash provided by operating activities was $204.8 million for the nine months ended August 26, 2018, as compared to $294.5 million for the same prior-year period. The decrease primarily reflects additional contributions to our pension plans, higher payments for inventory and SG&A expenses to support our growth and higher payments for income taxes, partially offset by an increase in cash received from customers.

Cash provided by operating activities was $525.9 million for fiscal year 2017, as compared to $306.6 million for fiscal year 2016. The increase primarily reflects higher cash received from customers offset by increased payments to vendors reflecting the growth in our company-operated store network and higher investment in advertising.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Cash Flows from Investing Activities

Cash used for investing activities was $119.7 million for the nine months ended August 26, 2018, as compared to $75.6 million for the same prior-year period. The increase in cash used for investing activities primarily reflects increased payments for capital expenditures and increased payments on the settlement of our forward foreign exchange contracts.

Cash used for investing activities was $124.4 million for fiscal year 2017, as compared to $68.3 million for fiscal year 2016. The increase in cash used for investing activities primarily reflects decrease in proceeds from the settlement of our forward foreign exchange contracts as well as the non-recurrence of the receipt of proceeds from the sale-leaseback of our distribution center in the United Kingdom in fiscal year 2016.

Cash Flows from Financing Activities

Cash used for financing activities was $95.8 million for the nine months ended August 26, 2018, as compared to $112.4 million for the same prior-year period. Cash used during the nine months ended August 26, 2018 primarily reflects payments of $53.8 million made for equity award exercises and the payment of a $45.0 million cash dividend. Cash used for the same prior-year period primarily reflects the payment of a $35.0 million cash dividend, our refinancing activities and debt reduction during the period, including debt extinguishment costs and debt issuance costs, and payments made for equity award exercises.

Cash used for financing activities was $151.7 million for fiscal year 2017, as compared to $173.5 million for fiscal year 2016. Cash used in fiscal year 2017 primarily reflects the payment of a $70 million cash dividend, as well as our refinancing activities and debt reduction, including debt extinguishment costs and debt issuance costs. Cash used in fiscal year 2017 also reflects payments made for equity award exercises. Cash used in fiscal year 2016 primarily reflects net repayments on our credit facility, the payment of a $60 million cash dividend in the second quarter of fiscal year 2016 and the $36 million settlement of our Yen-denominated Eurobonds.

Indebtedness

The borrower of substantially all of our debt is Levi Strauss & Co., the parent and U.S. operating company.

Of our total debt of $1.06 billion as of August 26, 2018, we had fixed-rate debt of $1.05 billion (98.8% of total debt), net of capitalized debt issuance costs, and variable-rate debt of $13.1 million (1.2% of total debt). As of August 26, 2018, our required aggregate debt principal payments on our unsecured long-term debt were $1.04 billion in years after 2022, and short-term borrowings of $35.8 million at various foreign subsidiaries were expected to be either paid over the next 12 months or refinanced at the end of their applicable terms.

Of our total debt of $1.08 billion as of November 26, 2017, we had fixed-rate debt of $1.06 billion (98.4% of total debt), net of capitalized debt issuance costs, and variable-rate debt of $16.8 million (1.6% of total debt). As of November 26, 2017, our required aggregate debt principal payments on our unsecured long-term debt were $1.05 billion in years after 2022, and short-term borrowings of $38.5 million at various foreign subsidiaries were expected to be either paid over the next 12 months or refinanced at the end of their applicable terms.

Our long-term debt agreements contain customary covenants restricting our activities as well as those of our subsidiaries. We were in material compliance with all of these covenants as of August 26, 2018 and November 26, 2017.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Off-Balance Sheet Arrangements, Guarantees and Other Contingent Obligations

Off-Balance Sheet Arrangements and Other

We have contractual commitments for non-cancelable operating leases. For more information, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. We participate in a multiemployer pension plan. However, our exposure to risks arising from participation in the plan and the extent to which we can be liable to the plan for other participating employers’ obligations are not material. We have no other material non-cancelable guarantees or commitments, and no material special-purpose entities or other off-balance sheet debt obligations.

Indemnification Agreements

In the ordinary course of our business, we enter into agreements containing indemnification provisions under which we agree to indemnify the other party for specified claims and losses. For example, our trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates us to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct by our employees, breach of contract by us, including inaccuracy of representations and warranties, specified lawsuits in which we and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. We have insurance coverage that minimizes the potential exposure to certain of such claims. We also believe the likelihood of material payment obligations under these agreements to third parties is remote.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. We believe the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates, based on newly available information or different assumptions or conditions, may affect amounts reported in future periods.

We summarize our critical accounting policies below.

Revenue Recognition

Net sales primarily comprises sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated stores and company-operated eCommerce sites and at our company-operated shop-in-shops located within department stores and other third-party retail locations. We recognize revenues on sales of products when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. Revenues are recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of our trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates as set forth in the licensing agreements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

We recognize allowances for estimated returns in the period in which the related sale is recorded. We recognize allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. We estimate non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Actual allowances may differ from estimates due to changes in sales volume based on retailer or consumer demand and changes in customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the accompanying consolidated statements of income.

Inventory Valuation

We value inventories at the lower of cost or market value. Inventory cost is generally determined using the first-in first-out method. We include product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers and the cost of operating our remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. We estimate quantities of slow-moving and obsolete inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. In determining inventory market values, substantial consideration is given to the expected product selling price. We estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of disposition, and current consumer preferences. Estimates may differ from actual results due to changes in resale or market value, avenues of disposition, consumer and retailer preferences and economic conditions.

Impairment

We review our goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We qualitatively assess goodwill impairment and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than its carrying amount. During fiscal year 2017, we performed this analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit’s fair value is greater than it carrying amount. As such, no further analysis was required. If goodwill and other non-amortized intangible assets are not qualitatively assessed and it is determined that it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, we compare the carrying value of the reporting unit or applicable asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, we perform the second step, and determine the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value. The assumptions used in such valuations are subject to volatility and may differ from actual results; however, based on the carrying value of our goodwill and other non-amortized intangible assets as of November 26, 2017, relative to their estimated fair values, we do not anticipate any material impairment charges in the near-term.

We review our other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of another long-lived asset exceeds the expected future undiscounted cash flows, we measure and record an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, we utilize the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Income Tax Assets and Liabilities

The future effective tax rate will ultimately depend on the mix of earnings between domestic and foreign operations, and changes in tax laws and regulations and potential resolutions on tax examinations, refund claims and litigation. Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for a valuation allowance.

The Tax Act, which was enacted into law on December 22, 2017, contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities and reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, or SAB 118, which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. We have provided the provisional amounts of the income tax effects of the Tax Act for the transition tax and deferred tax re-measurements. Since the Tax Act was passed in the first quarter of fiscal year 2018, and ongoing guidance and accounting interpretation are expected over the next 12 months, we expect to complete our analysis within the measurement period in accordance with SAB 118.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Employee Benefits and Incentive Compensation

Pension and Post-Retirement Benefits

We have several non-contributory defined benefit retirement plans covering eligible employees. We also provide certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, we sponsor other retirement or post-employment plans for our foreign employees in accordance with local government programs and requirements. We retain the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations. Any of these actions, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance.

We recognize either an asset or liability for any plan’s funded status in our consolidated balance sheets. We measure changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events either over the estimated service lives of the remaining employees in the plan or, for plans where participants will not earn additional benefits by rendering future service, over the plan participants’ estimated remaining lives. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or postretirement benefit plans should follow the same pattern. Our policy is to fund our pension plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements.

Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend and mortality rates. We use a mix of actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models. For example, we utilized a yield curve constructed from a portfolio of high-quality corporate bonds with various maturities to determine the appropriate discount rate to use for our U.S. benefit plans. Under this model, each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. We utilized country-specific third-party bond indices to determine appropriate discount rates to use for benefit plans of our foreign subsidiaries. Changes in actuarial assumptions and estimates, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance. For example, as of November 26, 2017, a 25 basis point change in the discount rate would yield an approximately four percent change in the projected benefit obligation and an approximately three percent change in the annual service cost of our pension plans. A 25 basis point change in the discount rate would not have a significant impact on the postretirement benefit plan.

Employee Incentive Compensation

We maintain short-term and long-term employee incentive compensation plans. For our short-term plans, the amount of the cash bonus earned depends upon operating segment and corporate financial results as measured against pre-established targets, and also depends upon the performance and job level of the individual. Our long-term plans are intended to reward certain levels of management for its long-term impact on our total earnings performance. Performance is measured at the end of a three-year period based on our performance over the period measured against certain pre-established targets such as the compound annual growth rates, or CAGRs, over the periods for net revenues and average margin of net earnings adjusted for certain items such as interest and taxes. We accrue the related compensation expense over the period of the plan, and changes in our projected future financial performance could have a material impact on our accruals.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Stock Based Compensation

We have stock-based incentive plans which allow for the issuance of cash- or equity-settled awards to certain employees and non-employee directors. We recognize stock-based compensation expense for share-based awards that are classified as equity based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. Cash-settled awards are classified as liabilities and stock-based compensation expense is measured using fair value at the end of each reporting period until settlement.

Our common stock has not been listed on any stock exchange since 1985. Accordingly, the fair value of our common stock on the grant date is determined by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. Determining the fair value of our common stock requires complex judgments. The valuation process includes a comparison of our historical and estimated future financial results with certain publicly-traded companies and the application of discounts for the illiquidity of our common stock considering the probability and potential timing of a variety of possible liquidity scenarios to derive the fair value of our common stock.

For SARs that are classified as equity, we use the Black-Scholes valuation model to estimate the grant date fair value, unless the SARs are subject to a market condition, in which case we use a Monte Carlo simulation valuation model. The grant date fair value of equity-classified RSUs that are not subject to a market condition, is based on the fair value of our common stock on the date of grant, adjusted to reflect the absence of dividends for those RSUs that are not entitled to dividend equivalents. For RSUs that include a market condition, we use a Monte Carlo simulation valuation model to estimate the grant date fair value. For share-based awards that are classified as liabilities, the fair value of the awards is estimated using the intrinsic value method, which is based on the fair value of our common stock on each measurement date.

The Black-Scholes option pricing model and the Monte Carlo simulation model require the input of highly subjective assumptions including volatility. Due to the fact that our common stock has not been publicly traded, the computation of expected volatility is based on the average of the implied volatilities and the historical volatilities over the expected life of the awards of a representative peer group of publicly-traded entities. Other assumptions include the expected life, risk-free rate of interest and dividend yield. For equity awards with a service condition, the expected life is derived based on historical experience and expected future post-vesting termination and exercise patterns. For equity awards with a performance condition, the expected life is computed using the simplified method until historical experience is available. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, we have included stock-based compensation in SG&A in our consolidated statements of income.

Recently Issued Accounting Standards

Other than as set forth below, recently adopted accounting pronouncements and new accounting pronouncements not yet adopted as of the date of this prospectus are set forth in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

First Quarter of Fiscal Year 2019

ASU 2017-07

In March 2017, the Financial Accounting Standards Board, or FASB, issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Cost and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of net periodic benefit costs requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, expected return on plan assets, amortization of prior service costs or credits, curtailments and settlements and actuarial gains and losses). We determined this will impact our consolidated statements of income, as the service cost components of net periodic benefit costs will be reported within operating income and the other components of net periodic benefit costs will be reported in the “Other income (expense), net” line item. The presentation change in our consolidated statements of income requires application on a retrospective basis. A practical expedient permitted under the guidance allows us to use information previously disclosed in the pension and other postretirement benefit plans footnote as the basis to apply the retrospective presentation requirements. We continue to assess the impact that adopting this new accounting standard will have on our consolidated financial statements.

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Under the new standard and its related amendments, which we refer to as ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures will be required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We have established an implementation team to assist with our assessment of the impact that the new standard will have on our processes and controls, consolidated financial statements and related disclosures. This includes a review of current accounting policies and practices to identify potential differences that would result from applying ASC 606.

We have identified our major revenue streams as sales of products to wholesale customers, including franchised stores, direct sales to consumers at company-operated stores, including eCommerce, and company-operated shop-in-shops and performed an analysis of our contracts with customers to evaluate the impact that ASC 606 will have on the timing and classification of revenue. The majority of our revenue relates to product sales of which revenue is recognized when products are shipped or delivered to the customer or provided directly to consumers through retail locations. In addition, impacts associated with variable consideration received for items such as loyalty rewards, gift cards, discounts and retailer promotions are not expected to be material as we are currently accounting for this consideration consistent with the new standard.

We have identified certain changes in balance sheet classification under ASC 606. Allowances for estimated returns, discounts and retailer promotions and other similar incentives will be presented as other accrued liabilities rather than netted within accounts receivable and the estimated cost of inventory associated with allowances for estimated returns will be included as other current assets rather than inventories. We will be adopting the standard as of November 26, 2018. We are evaluating the transition method and potential practical expedient elections.

First Quarter of Fiscal Year 2020

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires the identification of arrangements that should be accounted for as leases by lessees. In general, for

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

operating or financing lease arrangements exceeding a 12-month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization and interest expense for financing leases. We are in the process of gathering information to evaluate real estate, personal property and other arrangements that may meet the definition of a lease. Given the significant number of leases, we anticipate the new guidance will have a material impact on our current and long-term assets and liabilities.

ASU 2017-12

In February 2016, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 refines and expands hedge accounting for both financial and commodity risks. This ASU creates more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. In addition, this ASU makes certain targeted improvements to simplify the application of hedge accounting guidance. We are currently assessing the impact that adopting this new accounting standard will have on our consolidated financial statements.

ASU 2018-02

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for us in the first quarter of fiscal year 2020, with early adoption permitted. We are assessing the impact that adopting this new accounting standard will have on our consolidated financial statements.

First Quarter of Fiscal Year 2021

ASU 2018-15

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance provides criteria for determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The capitalized implementation costs are required to be expensed over the term of the hosting arrangement. The guidance also clarifies the presentation requirements for reporting such costs in the entity’s financial statements. Early adoption is permitted. We are currently evaluating the impact that adopting this new accounting standard will have on our consolidated financial statements and related disclosures.

First Quarter of Fiscal Year 2022

ASU 2018-14

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Early adoption is permitted. We are currently evaluating the impact that adopting this new accounting standard will have on our related disclosures.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Investment and Credit Availability Risk

We manage cash and cash equivalents in various institutions at levels beyond the coverage limits of, and we purchase investments not guaranteed by, the Federal Deposit Insurance Corporation. Accordingly, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. To mitigate this risk, our investment policy emphasizes preservation of principal and liquidity.

Multiple financial institutions are committed to provide loans and other credit instruments under our credit facility. There may be a risk that some of these institutions cannot deliver against these obligations in a timely manner, or at all.

Foreign Exchange Risk

The global scope of our business operations exposes us to the risk of fluctuations in foreign currency markets. This exposure is the result of certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. Our foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We use a centralized currency management operation to take advantage of potential opportunities to naturally offset exposures against each other. For any residual exposures under management, we may enter into various financial instruments, including forward exchange contracts, to hedge certain forecasted transactions, as well as certain firm commitments, including third-party and intercompany transactions. We have also designated a portion of our Euro-denominated debt as a net investment hedge of our investment in certain European subsidiaries.

Our foreign exchange risk management activities are governed by a foreign exchange risk management policy approved by our treasury committee, which comprises a group of our senior financial executives. Our treasury committee reviews our foreign exchange activities in support of monitoring our compliance with policy. The operating policies and guidelines outlined in the foreign exchange risk management policy provide a framework that allows for a managed approach to the management of currency exposures while ensuring the activities are conducted within established parameters. Our policy includes guidelines for the organizational structure of our treasury risk management function and for internal controls over foreign exchange risk management activities, including various measurements for monitoring compliance. We monitor foreign exchange risk and related derivatives using different techniques, including a review of market value, sensitivity analysis and a value-at-risk model. We use the market approach to estimate the fair value of our foreign exchange derivative contracts.

We use derivative instruments to manage certain but not all exposures to foreign currencies. Our approach to managing foreign currency exposures is consistent with that applied in previous years.

As of August 26, 2018 and November 26, 2017, we had forward foreign exchange contracts to buy $566.7 million and $769.1 million, respectively, and we had forward foreign exchange contracts to sell $104.2 million and $213.2 million, respectively, against foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2020.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Derivative Financial Instruments

We are exposed to market risk primarily related to foreign currencies. We manage foreign currency risks with the objective to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We are exposed to credit loss in the event of nonperformance by the counterparties to the over-the-counter forward foreign exchange contracts. However, we believe our exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. We monitor the creditworthiness of our counterparties in accordance with our foreign exchange and investment policies. In addition, we have International Swaps and Derivatives Association, Inc. master agreements in place with our counterparties to mitigate the credit risk related to the outstanding derivatives. These agreements provide the legal basis for over-the-counter transactions in many of the world’s commodity and financial markets.

The following table presents the currency, average forward exchange rate, notional amount and fair values for our outstanding forward contracts as of November 26, 2017. The average forward exchange rate is the weighted-average of the forward rates of the contracts for the indicated currency. The notional amount represents the U.S. Dollar equivalent amount of the foreign currency at the inception of the contracts, and is the net sum of all buy and sell transactions for the indicated currency. A net positive notional amount represents a position to buy the U.S. Dollar versus the exposure currency, while a net negative notional amount represents a position to sell the U.S. Dollar versus the exposure currency. All transactions will mature before the end of February 2019.

	As of November 26, 2017
	Average Forward Exchange Rate	Notional Amount	Fair Value
	(dollars in thousands)
Currency:
Australian Dollar	0.75	$22,440	$(477)
Canadian Dollar	1.30	69,417	(1,656)
Swiss Franc	0.99	(7,595)	151
Czech Koruna	21.88	(524)	14
Danish Krone	6.36	(2,112)	41
Euro	1.18	218,150	(6,633)
British Pound Sterling	1.31	103,092	(2,393)
Hong Kong Dollar	7.77	(5,757)	(16)
Hungarian Forint	267.02	(1,773)	34
Japanese Yen	110.07	59,234	69
South Korean Won	1,128.33	20,210	(713)
Mexican Peso	20.50	85,242	(5,344)
Norwegian Krone	8.13	(1,489)	4
New Zealand Dollar	0.69	(4,996)	—
Polish Zloty	3.64	(5,193)	169
Swedish Krona	8.43	22,112	(793)
Singapore Dollar	1.36	(27,005)	418
South African Rand	14.68	12,441	(533)

Total		$555,894	$(17,658)

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Interest Rate Risk

The following table provides information about our financial instruments that may be sensitive to changes in interest rates. The table presents principal (face amount) outstanding balances of our debt instruments and the related weighted-average interest rates for the years indicated based on expected maturity dates. All amounts are stated in U.S. Dollar equivalents.

	As of November 26, 2017(1)							As of November 27, 2016
	Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Total
	(dollars in thousands)
Debt Instruments
Fixed Rate (U.S. Dollar)	$—	$—	$—	$—	$—	$500,000	$500,000	$1,025,000
Average interest rate	—	—	—	—	—	5.00%	5.00%	5.96%
Fixed rate (Euro 475 million)	—	—	—	—	—	562,780	562,780	—
Average interest rate	—	—	—	—	—	3.375%	3.375%	—
Variable rate (U.S. Dollar)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Total principal (face amount) of debt instruments	$—	$—	$—	$—	$—	$1,062,780	$1,062,780	$1,025,000

(1)

Excluded from this table are other short-term borrowings of $38.5 million as of November 26, 2017, consisting of term loans and revolving credit facilities at various foreign subsidiaries that we expect to either pay over the next 12 months or refinance at the end of their applicable terms. Of this $38.5 million, $21.7 million was fixed-rate debt and $16.8 million was variable-rate debt.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Levi Strauss & Co.

Our mission is to be, and be seen as, the world’s best apparel company and one of the best performing companies in any industry.

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $4.9 billion in net revenues, and sales in more than 110 countries in fiscal year 2017, we are one of the world’s leading apparel companies.

Our founder, Levi Strauss, was committed to integrity, philanthropy and good corporate citizenship. To this day, we continue to operate our company with these values through an approach we call “profits through principles.” It means never choosing easy over right. It means doing business in an ethical way and ensuring that the people who make our products are treated fairly. It means sourcing in a responsible manner and investing in innovative and more sustainable ways to make our products. Finally, it means using our influence as a successful business with global reach and powerful brands to advocate for social good and to give back to our communities.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas, Europe and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 57%, 26% and 17%, respectively, of our net revenues in fiscal year 2017.

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of August 26, 2018, our products were sold in over 50,000 retail locations, including approximately 2,900 brand-dedicated stores and shop-in-shops. As of August 26, 2018, we had 798 company-operated stores and approximately 500 company-operated shop-in-shops. In the first nine months of fiscal year 2018, our wholesale and DTC channels generated 64% and 36% of net revenues, respectively, with our company-operated eCommerce sites representing 4% of net revenues.

The vision and leadership of our management team, the sustained strength of our brands and our ability to scale our operations profitably while driving strong commercial execution across our three

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

regions have resulted in robust financial performance. When our current management team joined our company starting in 2011, they implemented new revenue and profit growth strategies that remain in place today. These strategies are focused on delivering consistent profitable growth and a strong return on investment. We are seeing the positive results of these growth strategies and management’s disciplined approach. Net revenues have grown from $3.4 billion in the first nine months of fiscal year 2011 to $4.0 billion in the first nine months of fiscal year 2018, representing a CAGR of 2% (4% on a constant-currency basis). Net income has grown from $94 million in the first nine months of fiscal year 2011 to $186 million in the first nine months of fiscal year 2018, representing a CAGR of 10%.

Fiscal year 2017 marked an inflection point for our business in terms of year-over-year net revenues growth, and this momentum has continued through the first nine months of fiscal year 2018. Highlights of our results of operations in the first nine months of fiscal year 2018 and in fiscal year 2017 include:

	Nine Months Ended August 26, 2018	Year Ended November 26, 2017
Change from same prior-year period
Net revenues	16%	8%
Gross margin	220 basis points	110 basis points
Operating income	29%	1%(1)

(1)

Our operating income in fiscal year 2017 reflects higher selling expenses associated with the growth and expansion of our DTC channel and increased spending on advertising and promotions as a result of our launching new advertising campaigns and brand-building initiatives.

In addition, we have significantly improved our balance sheet over the last several years. From November 27, 2011 to August 26, 2018, our total debt decreased from $1.97 billion to $1.06 billion, and our leverage ratio decreased from 3.8x to 1.5x. For additional information regarding leverage ratio, which is a non-GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

The apparel industry is experiencing significant changes in how and where consumers shop for products, impacting the entire apparel value chain. We believe we are well-positioned to succeed in this environment due to the following strengths:

Iconic brands with deep heritage, superior product quality and a culture of innovation.

With a rich history spanning over 165 years, we offer products of exceptional quality at accessible prices. Levi’s is one of the most recognizable consumer brands in the world and the #1 brand globally in jeanswear (measured by total retail sales). Levi’s is an authentic and original lifestyle brand that has expanded beyond men’s jeans into women’s jeans and multiple product categories. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans—the double arc stitching on the back pocket, known as the Arcuate Stitching Design, and the red fabric tab stitched into the right back pocket, known as the Red Tab Device. Building upon this rich history, we continue to innovate our product offerings to meet the evolving tastes of today’s consumers. Our Eureka Innovation Lab, an in-house creative space in San Francisco, California dedicated to research, design, creative development and advanced product prototypes, is responsible for delivering cutting-edge advancements for our company and the industry, with an emphasis on fit, finish and fabric. For example, the 4-way stretch fabric underpinning our 2015 Levi’s women’s jeans relaunch was developed at Eureka.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

In our Levi’s men’s jeans business, we retain our commitment to innovating within our core fits, such as our iconic 501 jean, while introducing new fits to address changing consumer preferences. For example, our men’s 511 slim fit has been our top selling men’s jean for the last four fiscal years. In fiscal year 2017, we increased our focus on newer tapered men’s fits and have seen growth and momentum in sales of these fits as a result. We relaunched our Levi’s women’s jeans business in fiscal year 2015, resulting in a number of new styles, and we have seen 13 consecutive quarters of year-over-year women’s net revenues growth, including double digit growth for the last seven quarters. While we continue to refine our women’s skinny jeans, we are also leading with new silhouettes such as the Levi’s Wedgie Fit Jean and new fabric technologies such as Levi’s Hypersculpt.

Our Dockers brand recently introduced new khaki platforms, designed for comfort, durability and practicality. The Smart 360 Flex khakis have 4-way stretch, a flexible waistband and added features to meet the active lifestyle needs of today’s consumers. The All Seasons Tech khakis adjust to surroundings with engineered fabric for warm and cold conditions, to ensure year-round comfort.

Unique connection with our consumers.

Over the last two years, we have significantly increased the level of marketing support for our brands. In fiscal year 2017, we increased our spending on advertising and promotions by 14% over the prior fiscal year. This disciplined investment in brand-building is a key driver of the inflection in our financial performance that occurred in fiscal year 2017. In 2014, we launched a global brand campaign called “Live in Levi’s,” reflecting that many of our consumers’ greatest moments take place while they are wearing their favorite pair of Levi’s. As part of this ongoing campaign, our “Circles” TV and online ad was one of the top ten most-watched ads on YouTube in 2017, with over 25 million views to date. “Circles” also won the 2017 Cannes Lions Silver award, one of the most prestigious brand communication awards worldwide.

We also maintain a leading presence at significant cultural events around the world such as music festivals and sporting events, which have put the Levi’s brand back at the center of culture. In 2013, we secured the naming rights to the new stadium for the San Francisco 49ers, allowing us to connect with sport and music fans across the world. In February 2016, Super Bowl 50 at Levi’s Stadium was one of the most-watched programs in TV history. In April 2017, our Levi’s cutoff shorts, worn by Beyoncé during her headline performance at the Coachella music festival, were deemed the “ultimate Coachella clothing item” by People magazine, with Coachella generating approximately 5.8 billion global impressions for the Levi’s brand.

We are also leading the way in customization and personalization, areas that we believe are increasingly important to today’s consumers. We developed an experiential in-store Tailor Shop concept in which consumers can alter or customize their own jeans and trucker jackets by adding personalized stitching and patches. We now include these Tailor Shops in select stores across the world, providing an added reason for an in-person visit. Several of our stores also include Print Bars where consumers can design and print personalized T-shirts on the spot.

In addition, we generate exposure through selective collaborations with key influencers such as Justin Timberlake, with whom we launched a 20-piece capsule collection in the fall of 2018, and with popular brands such as Nike’s Air Jordan. Our second collaboration with Air Jordan in the summer of 2018 generated over one billion global impressions and sold out in minutes.

Robust, diversified business model across multiple regions, channels and categories.

We have a diversified business model that spans our three regions, a robust presence across both our wholesale and DTC channels and an established market share position in jeans, non-jeans

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

bottoms and tops for both men and women. The continued geographic and channel diversification of our business has contributed to improvements in our gross margin.

We have demonstrated strong net revenues growth in all three of our geographic regions. Net revenues in our Americas segment increased 11% and 3% year-over-year in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively. Net revenues in our Europe segment increased 31% and 20% year-over-year in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively. Net revenues in our Asia segment increased 10% and 5% year-over-year in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively. Our Europe and Asia segments represented 47% of our net revenues and 46% of our total regional operating income in the first nine months of fiscal year 2018, as compared to 39% of our net revenues and 31% of our total regional operating income in fiscal year 2015, demonstrating the geographical diversification of our business.

We sell our products worldwide through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchisees who operate brand-dedicated stores. In the first nine months of fiscal year 2018, our wholesale channels generated 64% of our net revenues. We take care to select wholesale customers and distributors that we believe will represent our brands in a manner consistent with our values and growth strategies. The strength of our brands as a driver of retail traffic at our key wholesale partners allows us to maintain preferred floor space and presentation formats. Our wholesale channels net revenues increased 14% and 4% year-over-year in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively, demonstrating strong growth despite becoming a smaller percentage of our overall net revenues. Sales to our top ten wholesale customers accounted for 26% and 28% of our net revenues in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively. No single customer represented 10% or more of our net revenues in either of these periods.

We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. Of these sales through our DTC channel, sales from our company-operated mainline and outlet stores represented 27% of our net revenues for the first nine months of fiscal year 2018, sales from our shop-in-shops represented 5% of our net revenues for the first nine months of fiscal year 2018 and sales from our company-operated eCommerce sites represented 4% of our net revenues for the first nine months of fiscal year 2018.

We are dedicated to expanding product category offerings that are underdeveloped for us today and that we believe can continue to drive organic business growth. For example, our tops category has increased from 11% of our net revenues in fiscal year 2015 to 20% of our net revenues in the first nine months of fiscal year 2018, and our women’s sales increased from 20% of our net revenues in fiscal year 2015 to 30% of our net revenues in the first nine months of fiscal year 2018, driven by our women’s jeans relaunch and product category diversification efforts.

Strong global operating infrastructure.

Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. In addition, our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products. In fiscal year 2018, we announced Project F.L.X., an approach that uses lasers in a new way to reduce finishing time and increase our operational agility, reducing lead time from more than six months to as fast as weeks or days in some cases. In fiscal year 2017, we sourced products from independent contractors located in approximately 26 countries around the world, with no single country accounting for more than 20% of our sourcing by unit volume. By leveraging our flexible supply chain and global operating infrastructure,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

we are able to more quickly respond to consumer and customer demands, scale operations across diverse geographies and sales channels, shorten product development cycles and adapt to changing economic and political conditions, including new trade policies.

Values-driven company with an unwavering commitment to corporate citizenship.

Throughout our long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. The Levi Strauss Foundation, founded in 1952, is our main philanthropic arm. Its mission is to advance the human rights and well-being of underserved people in places where we have a business presence. We contribute to this foundation on an ongoing basis from the profits we generate. Across all aspects of our business, we engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. For example, Project F.L.X. supports our position as a leader in sustainable apparel by enabling the elimination of thousands of chemical formulations from our supply chain. We were named to Fortune magazine’s “Change the World” list in 2017 and 2018 as a result of our initiatives to improve worker well-being and reduce the use of chemicals in our finishing process, respectively. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

Management team with a track record of success.

Over the last several years, our leadership team has built upon the strong foundation of our business, guiding our transformation into a more global, diversified lifestyle apparel company, driving strong financial results and improving our balance sheet. Our distinct culture and track record of success have enabled us to become a leading destination for top talent. Our Chief Executive Officer and Chief Financial Officer have been with the company for seven and six years, respectively, and most of our other key executives have worked together at the company for the last five years. Additionally, we have senior leadership in each of our operating segments to execute our growth strategy across our markets with the benefit of local knowledge and relationships.

Our Growth Strategies

Our growth and financial performance over the last several years has been the result of key growth strategies adopted by our management team, each of which is described in more detail below. We will continue to aggressively pursue our global market opportunity by executing these growth strategies and continuing to innovate throughout our business.

Drive the Profitable Core. Our core includes our most profitable and cash-generating businesses. Keeping these businesses healthy and growing is critical for funding expansion in other key growth areas.

Maintain and strengthen our longstanding leadership in men’s bottoms.    We are actively focused on maintaining and strengthening our men’s bottoms business, which has been and will continue to be a key driver of our operating results. Our iconic 501 jean continues to be a staple in closets around the world, and we continually find ways to update this fit to appeal to new consumers and remain relevant as tastes change. We are also introducing new products, such as updated straight leg and taper styles and fabrics with added stretch for greater comfort. Enhancing the fit,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

finish and fabric of our existing product offerings while continuing to introduce new styles enables us to appeal to younger millennial consumers and to capitalize on the ongoing consumer trend toward casualization in fashion. We will continue to be nimble and respond to evolving demographics and fashion trends while retaining our authentic heritage.

Expand and strengthen our established wholesale customer base.    Our established wholesale customer base represents our largest distribution channel and will continue to represent a significant opportunity for growth. We are deepening key wholesale relationships through more targeted product assortments and a broader lifestyle offering. Despite recent challenges to chain retailers and department stores, primarily in the United States, net revenues from our top ten wholesale customers globally increased 13% year-over-year through the first nine months of fiscal year 2018. We are also expanding our wholesale relationships, with a focus in the United States on growing premium accounts such as Nordstrom and Bloomingdale’s. We are also growing our core business through wholesale eCommerce sites, including Amazon, where we have expanded our core product offering and established a Levi’s-branded storefront that offers consumers a curated experience similar to the one they enjoy when they visit our company-operated eCommerce sites.

Increase penetration and sales within our top five developed markets.    We manage our business by region, which enables us to respond more rapidly to opportunities presented by specific geographic markets. We continue to see growth among our top five developed markets: the United States, France, Germany, Mexico and the United Kingdom. Our net revenues in these five markets have collectively increased from $2.1 billion in the first nine months of fiscal year 2015 to $2.5 billion in the first nine months of fiscal year 2018. In 2017, our men’s jeans business had a #1 market share (measured by total retail sales) in four of these five markets, and in Germany we were third. Across these markets, we plan to expand via a combination of new stores, expanded wholesale relationships and an increased eCommerce presence.

Invest in marketing and advertising to increase engagement with our brands.    We expect to continue our investment in marketing and advertising, including television, digital and influencer marketing, focusing primarily on growing sales of our core product offerings and increasing engagement with all of our brands, particularly among younger consumers.

Expand for More. We have significant opportunity to grow by expanding beyond our core business into other underpenetrated categories, markets and brands.

Develop leading positions in categories outside of men’s bottoms.    We are focusing our product design and marketing efforts to reshape our global consumer perceptions from a U.S. men’s bottoms-oriented company to a global lifestyle leader for both men and women. To this end, in the near term, we are focusing on growing our tops and women’s businesses. In the first nine months of fiscal year 2018, our tops net revenues increased by 42% year-over-year and in fiscal year 2017, these net revenues increased by 37% year-over-year, reaching over $800 million in fiscal year 2017. While our logo T-shirt business has been a key driver of this growth, we are also seeing growth across other tops sub-categories such as fleece (sweatshirts) and trucker jackets. In the first nine months of fiscal year 2018, our women’s net revenues increased by 33% year-over-year and in fiscal year 2017, these net revenues increased by 25% year-over-year, reaching over $1.2 billion in fiscal year 2017. We believe we have a long runway for growth in both our tops and women’s categories. In the longer term, we intend to increase our focus on expanding our other product categories such as footwear and outerwear.

Expand presence in underpenetrated international markets.    We believe we have a significant opportunity to deepen our presence in key emerging markets, such as China and India, to drive long-term growth. China represents roughly 20% of the global apparel market, but only represented 4% of our net revenues in fiscal year 2017. We believe our new management team in China can significantly expand our business in China as we leverage a localized go-to-market

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

strategy to open new stores and build affinity among Chinese consumers. We are a market leader in jeanwear in India and have consistently increased net revenues in the last three fiscal years across all channels, driven by eCommerce and retail growth. To support further growth, we opened our first company-operated store in India in December 2017 and launched a company-operated eCommerce platform for the country in January 2018.

Continue to grow and expand the presence of our value brands, Signature by Levi Strauss & Co. and Denizen.    We are targeting value-conscious consumers through our Signature by Levi Strauss & Co. and Denizen brands, which are sold through wholesale accounts. We continue to grow our business with accounts such as Walmart and Target by expanding our offering within existing doors and leveraging our relationships with these retailers to launch our value brands in international markets. In the first nine months of fiscal year 2018 and in fiscal year 2017, net revenues from these brands increased 32% and 21%, respectively, year-over-year.

Opportunistically pursue acquisitions.    We expect to opportunistically pursue acquisitions to supplement our strong organic growth profile and drive further brand and category diversification. We will evaluate potential acquisition opportunities with a focus on strategic acquisitions that will enhance our portfolio of brands, bolster our product category expertise or add a new operating capability while fitting well with our corporate culture and providing an attractive financial return. We believe we are well-positioned and have the financial flexibility to pursue attractive acquisition opportunities as they arise.

Strengthen Position as a Leading Omni-Channel Retailer.    We are focused on growing our DTC channel in order to better control our brands and drive meaningful connections with our consumers globally.

Continue to expand our retail presence and improve our sales productivity in existing stores.    We continue to add new, profitable retail locations in the United States and across the globe. We had 65 more company-operated stores on August 26, 2018 than we did on August 27, 2017. We are focused on creating a shopping experience that excites today’s consumers with enhanced customization and personalization through our Tailor Shops and Print Bars. We continue to focus on redesigning the shopping experience, including the opening of a new flagship store in New York City’s Times Square in November 2018. At approximately 17,000 square feet, this is our largest mainline store. Additionally, we are continuing to implement integrated omni-channel and digital capabilities across our store fleet. We have updated our systems to enable customers to return products in-store that they purchased through our websites and allow our sales associates to place orders in store when desired fits or sizes are not available. Over the last year, we have also been rolling out a new RFID inventory management system to improve operations and help us test the effectiveness of different store layouts and assortments.

Drive eCommerce growth through global presence and superior consumer experience.    We have been focused on building out our eCommerce sites across geographies while also upgrading the foundation of our sites in key geographies such as the United States and Europe in order to deliver a better user experience. In addition, we are incubating a portfolio of innovative eCommerce features that further enhance consumer experience and demonstrate our leadership in fit and style in an online forum. For example, in 2017 we rolled out “Ask Indigo,” an AI-powered stylebot, to help guide consumers to the products that best fit their needs, just as an associate would in a brick-and-mortar store. We are continually testing and refining these features to help drive increased traffic, conversion and order size. We also recently rolled out an online program that enables consumers to customize trucker jackets, logo T-shirts and other products just as they would in-store. Net revenues from our company-operated eCommerce sites increased 20% year-over-year in the first nine months of fiscal year 2018 and 22% year-over-year in fiscal year 2017.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Enhance Operational Excellence.    We seek out operational improvements that leverage our scale to unlock efficiencies throughout our organization and enable us to respond quickly to changing market dynamics.

Improve operations by leveraging our scale and consolidating end-to-end accountability.    We have ongoing initiatives to reduce inefficiency and increase profitability in our business. Our key efforts include leveraging our global scale to drive supply chain savings, end-to-end planning efforts to manage inventory more efficiently and a focus on driving continuous organizational efficiencies. These efforts, along with channel and geographical mix shifts, drove a gross margin of 54% through the first nine months of fiscal year 2018, which represents a 350 basis point increase since fiscal year 2015. We are in the process of implementing a new enterprise resource planning system that will strengthen our data and analysis capabilities. We are also planning to upgrade our distribution centers and improve our distribution networks in the United States and Europe to ensure we are prepared for future growth.

Improve flexibility and ability to respond to changing fashion and consumer trends.    We are taking steps to shorten our time to market in order to better meet the rapidly evolving needs of our customers and consumers. For example, Project F.L.X. increases operational agility in our men’s and women’s bottoms businesses and improves inventory management by enabling us to make final decisions on the mix of styles for our denim products closer to the time of sale. We have also added shorter go-to-market processes in categories such as tops in order to forecast and buy inventory more effectively, leading to higher sell through rates and less marked down product.

Our Brands and Products

We offer a broad range of products, including jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories. Across all of our brands, pants—including jeans, casual pants and dress pants—represented approximately 67%, 72% and 77% of our total units sold in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively. Men’s products generated 68%, 72% and 76% of our total net sales in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively.

Levi’s Brand

The Levi’s brand epitomizes classic, authentic American style and effortless cool. Levi’s is an authentic and original lifestyle brand and the #1 brand globally in jeanswear (measured by total retail sales). Since their inception in 1873, Levi’s jeans have become one of the most recognizable garments in the world—reflecting the aspirations and earning the loyalty of people for generations. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans, including the Arcuate Stitching Design and the Red Tab Device. The Levi’s brand continues to evolve to meet the tastes of today’s consumers, driven by its distinctive pioneering and innovative spirit. Our range of leading jeanswear, other apparel items and accessories for men, women and children is available in more than 110 countries, allowing individuals around the world to express their personal style.

The Levi’s brand encompasses a range of products. Levi’s Red Tab products are the foundation of the brand, consisting of a wide spectrum of jeans and jeanswear offered in a variety of fits, fabrics, finishes, styles and price points intended to appeal to a broad spectrum of consumers. The line includes the iconic 501 jean, the original and best-selling five-pocket jean of all time. The line also incorporates a full range of jeanswear fits and styles designed specifically for women. Sales of Red Tab products represented the majority of our Levi’s brand net sales in all three of our regions in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016. We also offer premium products around the world under the Levi’s brand, including a range of premium pants, tops, shorts, skirts, jackets, footwear and related accessories.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Our Levi’s brand products accounted for 86%, 86% and 85% of our total net sales in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively, approximately half of which were generated in our Americas region.

Dockers Brand

Founded in 1986, the Dockers brand sparked a revolution in the way millions of men dressed around the world, shifting from the standard issue suit to a more casual look. 30 years later, the Dockers brand continues to embody the spirit of khakis and define business casual. Since its introduction, the brand has focused on men’s khakis and the essential clothing accessories to go with them.

Our Dockers brand products accounted for 7%, 8% and 10% of our total net sales in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively. Although the substantial majority of these net sales were in the Americas region, Dockers brand products were sold in more than 50 countries as of August 26, 2018.

Signature by Levi Strauss & Co. and Denizen Brands

In addition to our Levi’s and Dockers brands, we offer the Signature by Levi Strauss & Co. and Denizen brands, which are focused on value-conscious consumers who seek quality craftsmanship and great fit and style at affordable prices. We offer denim jeans, casual pants, tops and jackets in a variety of fits, fabrics and finishes for men, women and children under the Signature by Levi Strauss & Co. brand through the mass retail channel in the United States and Canada. The Denizen brand was introduced in the United States starting in 2011, and includes a variety of jeans to complement active lifestyles and to empower consumers to express their aspirations, individuality and attitudes. The Denizen brand is sold through wholesale accounts in the United States.

Our Signature by Levi Strauss & Co. and Denizen brand products accounted for 7%, 6% and 5% of our total net sales in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively.

Licensing

The appeal of our brands across consumer groups and our global reach enable us to license our Levi’s and Dockers trademarks for a variety of product categories in multiple markets in each of our regions, including footwear, belts, wallets and bags, outerwear, sweaters, dress shirts, kidswear, sleepwear and hosiery. Licensing accounted for 2% of our total net revenues in each of the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016.

We enter into licensing agreements with our licensees covering royalty payments, product design and manufacturing standards, marketing and sale of licensed products, and protection of our trademarks. We require our licensees to comply with our code of conduct for contract manufacturing and engage independent monitors to perform regular on-site inspections and assessments of production facilities.

Sales, Distribution and Customers

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of August 26, 2018, our products were sold in over 50,000 retail locations, including approximately 2,900 brand-dedicated stores and shop-in-shops. As of August 26, 2018, we had 798 company-operated stores and approximately 500 company-operated shop-in-shops. The remainder of our brand-dedicated stores and shop-in-shops were operated by franchisees and other partners. In the first nine months of fiscal year 2018, our wholesale and DTC channels generated 64% and 36% of our net revenues, respectively, with our eCommerce sites representing 4% of overall net revenues.

Multi-Brand Retailers

We seek to make our products available where consumers shop, including offering products that are appropriately tailored for our wholesale customers and their retail consumers. We take care to select wholesale customers and distributors that we believe will represent our brands in a manner consistent with our values and growth strategies. Sales to our top ten wholesale customers accounted for 26%, 28% and 30% of our net revenues in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively. No single customer represented 10% or more of our net revenues in any of these periods.

We also sell our products directly to consumers through shop-in-shops located in certain of our wholesale customers’ and other third-party retail locations. Typically, this format is conducted on a concession basis, whereby the inventory continues to be owned by us (not the retailer) until ultimate sale to the end consumer. The salespeople involved in these transactions are generally our employees and not those of the retailer. We recognize revenue in the amount of the sale to the end consumer, while paying our partners a commission. We operated approximately 500 of these shop-in-shops as of August 26, 2018.

Dedicated Stores and eCommerce Sites

We believe retail stores dedicated to our brands are important for the growth, visibility, availability and commercial success of our brands, and they are an increasingly important part of our strategy for expanding distribution of our products. Our brand-dedicated stores are either operated by us or by independent third parties such as franchisees. In addition to the dedicated stores, we maintain brand-dedicated eCommerce sites that sell products directly to consumers.

Company-Operated Brick-and-Mortar Retail Stores.    Our company-operated retail stores, comprising both mainline and outlet stores, generated 27%, 26% and 24% of our net revenues in the first nine months of fiscal year 2018 and in fiscal years 2017 and 2016, respectively. As of August 26, 2018, we had 798 company-operated stores, predominantly Levi’s stores, located in 32 countries across our three regions. We had 261 of these stores in the Americas, 290 stores in Europe and 247 stores in Asia. During fiscal year 2017, we added 84 company-operated stores and closed 31 stores. During the first nine months of fiscal year 2018, we added 78 company-operated stores and closed 30 stores.

Franchised and Other Stores.    Franchised, licensed or other forms of brand-dedicated stores operated by independent third parties sell Levi’s and Dockers products in markets outside the United States. There were approximately 1,300 of these stores as of August 26, 2018, and they are a key element of our international distribution. In addition to these stores, we consider our network of brand-dedicated shop-in-shops, which are located within department stores and may be either operated directly by us or third parties, to be an important component of our retail distribution in international markets. Outside the United States, approximately 300 of these shop-in-shops were operated by third parties as of August 26, 2018.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

eCommerce Sites.    We maintain brand-dedicated eCommerce sites, including www.levi.com and www.dockers.com, that sell products directly to consumers across multiple markets around the world. These sites represented 4% of overall net revenues and 12% of DTC channel net revenues in the first nine months of fiscal year 2018.

Marketing and Promotion

Our marketing is rooted in globally consistent brand messages that reflect the unique attributes of our brands, including the Levi’s brand as the authentic and original jeanswear brand and the Dockers brand as the definitive khaki. We continually strengthen our portfolio of brands and our positioning at the center of popular culture with a diverse mix of marketing initiatives to drive consumer demand, such as through social media and digital and mobile outlets, sponsorships, product placement in leading fashion magazines and with celebrities, television and radio advertisements, personal sponsorships and endorsements, and selective collaborations with key influencers, integrating ourselves with significant cultural events, and on-the-ground efforts such as street-level events and similar targeted viral marketing activities. We also connect with sport and music fans across the world, including through the naming rights to the new stadium for the San Francisco 49ers, which we secured in 2013.

Our marketing organization includes both global and regional marketing teams. Our global marketing team is responsible for developing a toolkit of marketing assets and brand guidelines to be applied across all marketing activities, including media, engagement, brand environment and in-store activation. Our regional marketing teams adapt global tools for local relevance and execute marketing strategies within the markets where we operate.

We also use our websites, including www.levi.com and www.dockers.com, in relevant markets to enhance consumer understanding of our brands and help consumers find and buy our products (information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus).

Sourcing and Logistics

Organization

Our global sourcing and logistics organizations are responsible for taking a product from the design concept stage through production to delivery to our customers. Our objective is to leverage our global scale to achieve product development and sourcing efficiencies and reduce total product and distribution costs while maintaining our focus on product quality, local service levels and working capital management. Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. Our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products.

Product Procurement

We source nearly all of our products through independent contract manufacturers. The remainder is sourced from our company-operated manufacturing and finishing plants. See “—Properties” for more information about these manufacturing facilities.

Sources and Availability of Raw Materials

The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially, depending on a variety of factors. The price fluctuations impact the cost of our products in future seasons due to the lead time of our product development cycle. Fluctuations in product costs can cause a decrease in our profitability if product pricing actions taken in response are insufficient or if those actions cause our wholesale customers or retail consumers to reduce the volumes they purchase.

Sourcing Locations

We use numerous independent contract manufacturers located throughout the world for the production and finishing of our garments. We conduct assessments of political, social, economic, trade, labor and intellectual property protection conditions in the countries in which we source our products before placing production in those countries and on an ongoing basis. We also monitor ongoing global trade regulations to optimize our supply chain networks in response to changes in tariffs or other trade policies around the world.

In fiscal year 2017, we sourced products from contract manufacturers located in approximately 26 countries around the world. We sourced products in North and South Asia, South and Central America (including Mexico and the Caribbean), Europe and Africa. No single country accounted for more than 20% of our sourcing in the first nine months of fiscal year 2018 or in fiscal year 2017.

Sourcing Practices

Our sourcing practices include these elements:

•

We require all third-party contractors and subcontractors who manufacture or finish products for us to comply with our code of conduct relating to supplier working conditions as well as environmental, employment and sourcing practices. We also require our licensees to ensure that their manufacturers comply with our requirements.

•

Our supplier code of conduct covers employment practices such as wages and benefits, working hours, health and safety, working age and discriminatory practices, environmental matters such as wastewater treatment and solid waste disposal, and ethical and legal conduct.

•

We regularly assess manufacturing and finishing facilities through periodic on-site facility inspections and improvement activities, including use of independent monitors to supplement our internal staff. We integrate review and performance results into our sourcing decisions.

•

We disclose the names and locations of our contract manufacturers to encourage collaboration among apparel companies in factory monitoring and improvement. We regularly evaluate and refine our code of conduct processes.

Logistics

We use company-operated and third-party distribution facilities to warehouse and ship products to our wholesale customers, retail stores and eCommerce customers. For more information, see “—Properties.” Distribution center activities include receiving finished goods from our contract manufacturers and plants, inspecting those products, preparing them for retail presentation, and shipping them to our customers and to our own stores. Our distribution centers maintain a combination of replenishment and seasonal inventory. In certain locations around the globe, we have consolidated our distribution centers to service multiple countries.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Competition

The global apparel industry is highly competitive and fragmented. It is characterized by low barriers to entry, brands targeted at specific consumer segments, many regional and local competitors and an increasing number of global competitors. Principal competitive factors include:

•	anticipating and responding to changing consumer preferences and buying trends in a timely manner, and ensuring product availability at wholesale and DTC channels;

•	developing high-quality, innovative products with relevant designs, fits, finishes, fabrics, style and performance features that meet consumer desires and trends;

•	maintaining favorable and strong brand name recognition and appeal through strong and effective marketing support and intelligence in diverse market segments;

•	identifying and securing desirable new retail locations and presenting products effectively at company-operated retail and franchised and other brand-dedicated stores;

•	ensuring high-profile product placement at retailers;

•	anticipating and responding to consumer expectations regarding eCommerce shopping and shipping;

•	optimizing supply chain cost efficiencies and product development cycle lead times;

•

creating products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores and eCommerce sites situated in each of our geographic regions; and

•	generating competitive economics for wholesale customers, including retailers, franchisees and licensees.

We believe we compete favorably with respect to these factors.

We face competition from a broad range of competitors at the global, regional and local levels in diverse channels across a wide range of retail price points, and some of our competitors are larger and have more resources in the markets in which we operate. Our primary competitors include vertically integrated specialty stores, jeanswear brands, khakiwear brands, athletic wear companies, retailers’ private or exclusive labels, and certain eCommerce sites.

Seasonality of Sales

We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal year 2016, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 26% and 29%, respectively, of our total net revenues. In fiscal year 2017, our net revenues in the first, second, third and fourth quarters represented 22%, 22%, 26% and 30%, respectively, of our total net revenues.

We typically achieve a significant amount of revenues from our DTC channel on the Friday following Thanksgiving Day, which is commonly referred to as Black Friday. Due to the timing of our fiscal year-end, a particular fiscal year might include one, two or no Black Fridays, which could impact our net revenues for the fiscal year. Each of fiscal years 2017 and 2016 included, and fiscal year 2018 will include, one Black Friday. Fiscal year 2019 will have no Black Friday, while fiscal year 2020 will have two Black Fridays.

The level of our working capital reflects the seasonality of our business. We expect inventory, accounts payable and accrued expenses to be higher in the second and third fiscal quarters in preparation for the fourth fiscal quarter selling season. Order backlog is not material to our business.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Intellectual Property

We have more than 5,000 trademark registrations and pending applications in approximately 180 jurisdictions worldwide, and we acquire rights in new trademarks according to business needs. Substantially all of our global trademarks are owned by Levi Strauss & Co. We regard our trademarks as our most valuable assets and believe they have substantial value in the marketing of our products. The Levi’s, Dockers and 501 trademarks, the Arcuate Stitching Design, the Tab Device, the Two Horse Design, the Housemark and the Wings and Anchor Design are among our core trademarks.

We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured or sold. We work vigorously to enforce and protect our trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks, opposing registration of infringing trademarks, and initiating litigation as necessary. We are currently pursuing over 300 infringement matters around the world. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world.

As of August 26, 2018, we had 11 issued U.S. patents and 15 U.S. patent applications pending. Our patents expire between      and     . We also had 29 issued patents and five international and foreign patent applications pending. In addition, as we develop technologies that we believe are innovative, such as Project F.L.X., we intend to continually assess the patentability of new intellectual property.

Our Employees

As of August 26, 2018, we employed approximately 13,800 people, of whom approximately 6,300 were located in the Americas, 4,000 were located in Europe and 3,400 were located in Asia. Approximately 1,800 of our employees were associated with the manufacturing and procurement of our products, 6,700 worked in retail (including seasonal employees), 1,500 worked in distribution and 3,900 were other non-production employees. As of August 26, 2018, approximately 3,100 of our employees were represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

History and Corporate Citizenship

Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. In 1873, we received a U.S. patent for “waist overalls” with metal rivets at points of strain. The first product line designated by the lot number “501” was created in 1890.

In the 19th and early 20th centuries, our work pants were worn primarily by cowboys, miners and other working men in the western United States. Then, in 1934, we introduced our first jeans for women, and after World War II, our jeans began to appeal to a wider market. By the 1960s, they had become a symbol of American culture, representing a unique blend of history and youth. We opened our export and international businesses in the 1950s and 1960s. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years.

Today, descendants of the family of Levi Strauss continue to be actively involved in our company. Our Class B common stock is primarily owned by these descendants and their relatives and trusts

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

established for their behalf. In order to facilitate a forum for frequent, open and constructive dialogue between us and these stockholders, the family members have organized a family council, which engages with us on topics of mutual interest, such as our industry, governance, ownership and philanthropy. Management interacts with the family members, including the family council, in a manner consistent with all applicable laws and regulations.

Throughout this long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. We engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Properties

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. As of August 26, 2018, we operated two manufacturing-related facilities abroad and eight distribution centers around the world. We have renewal rights for most of our property leases. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities and equipment are in good condition and are suitable for our needs. Information about our key operating properties in use as of August 26, 2018, is summarized in the following table:

Location	Primary Use	Leased/Owned
Americas:
San Francisco, California	Design and Product Development	Leased
Hebron, Kentucky	Distribution	Owned
Canton, Mississippi	Distribution	Owned
Henderson, Nevada	Distribution	Owned
Etobicoke, Canada	Distribution	Owned
Cuautitlan, Mexico	Distribution	Leased
Europe:
Plock, Poland	Manufacturing and Finishing	Leased	(1)
Northampton, United Kingdom	Distribution	Leased
Asia:
Adelaide, Australia	Distribution	Leased
Cape Town, South Africa	Manufacturing, Finishing and Distribution	Leased

(1)	Buildings and improvements in Plock, Poland are owned but subject to a ground lease.

Our global headquarters and the headquarters of our Americas region are both located in leased premises in San Francisco, California. Our Europe and Asia headquarters are located in leased premises in Diegem, Belgium and Singapore, respectively. In addition to the above, we operate finance shared service centers in Eugene, Oregon and Singapore. We also operate a back-up data center located in Westlake, Texas. As of August 26, 2018, we also leased or owned 78 administrative and sales offices in 42 countries, as well as leased 11 warehouses in six countries.

In addition, as of August 26, 2018, we had 798 company-operated stores in leased premises in 32 countries (261 stores in the Americas, 290 stores in Europe and 247 stores in Asia).

Legal Proceedings

In the ordinary course of business, we have various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, customs and duty regulations, trademark infringement and other matters. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together be expected to have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

In the United States and in the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, privacy and data security, safety regulations and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of our retail stores, manufacturing-related facilities and distribution centers. Our products may be subject to tariffs, treaties and various trade agreements, as well as laws affecting the importation of consumer goods. We monitor changes in these laws and believe we are in material compliance with applicable laws.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of August 26, 2018:

Name	Age	Position(s)
Non-Employee Directors:
Stephen C. Neal(1)	69	Chairman of our Board of Directors
Troy Alstead(2)(4)	55	Director
Jill Beraud(3)(4)	58	Director
Robert A. Eckert(1)(2)	64	Director
Spencer C. Fleischer(3)(4)	64	Director
David A. Friedman(1)	65	Director
Peter E. Haas Jr.(1)(2)	70	Director
Christopher J. McCormick(3)(4)	62	Director
Jenny Ming(4)	63	Director
Patricia Salas Pineda(1)(2)	66	Director
Joshua E. Prime(5)	41	Future Director

Executive Officers:
Charles V. Bergh	61	President, Chief Executive Officer and Director
Roy Bagattini	55	Executive Vice President and President, Americas
Seth M. Ellison	59	Executive Vice President and President, Europe
Seth R. Jaffe	61	Executive Vice President and General Counsel
David Love	55	Executive Vice President and President, Asia, Middle East and Africa
Elizabeth O’Neill	47	Executive Vice President and President, Product, Innovation and Supply Chain
Marc Rosen	50	Executive Vice President and President, Direct-to-Consumer
Harmit Singh	55	Executive Vice President and Chief Financial Officer

(1)	Member of our nominating, governance and corporate citizenship committee.
(2)	Member of our human resources committee.
(3)	Member of our finance committee.
(4)	Member of our audit committee.
(5)	Mr. Prime was elected to our board of directors on July 27, 2018, to be effective when Mr. Haas Jr. retires from our board of directors, which is expected to occur in September 2019.

Non-Employee Directors

Stephen C. Neal, a director since 2007, is the Chairman of our board of directors, a position he has held since September 2011. He is also the Chairman of the law firm Cooley LLP, where he was also Chief Executive Officer from 2001 until January 1, 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards and individual directors on corporate governance and other legal matters. Prior to joining Cooley in 1995, Mr. Neal was a partner of the law firm Kirkland & Ellis LLP. Mr. Neal brings to our board of directors deep knowledge and broad experience in corporate governance as well as his perspectives drawn from advising many companies throughout his career.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Troy Alstead, a director since 2012, is the President and Chief Executive Officer of Table 47 and Ocean5, a restaurant and social concept, and founder of the Ocean5 Foundation focused on raising awareness and funding for sustainability of the world’s oceans and seas. In February 2016, he retired from Starbucks Corporation after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead previously held the positions of Group President, Chief Financial Officer and Chief Administrative Officer of Starbucks. He joined Starbucks in 1992, and over the years served in a number of operational, general management and finance roles. Mr. Alstead spent a decade in Starbucks international business, including roles as Senior Leader of Starbucks International, President of Europe, Middle East and Africa headquartered in Amsterdam and Chief Operating Officer of Starbucks Greater China headquartered in Shanghai. Mr. Alstead currently serves as a director of Topgolf International, Inc., Harley-Davidson, Inc. and YETI Holdings, Inc. Mr. Alstead brings to our board of directors his broad financial and business perspective developed over many years in the global consumer goods industry.

Jill Beraud, a director since 2013, most recently served as Chief Executive Officer of Ippolita (Seno Jewelry), a privately-held luxury jewelry company with distribution in high-end department stores, flagship and eCommerce, from October 2015 until September 2018. Prior to Ippolita (Seno Jewelry), Ms. Beraud was Executive Vice President for Tiffany & Co., with responsibility for its Global Retail Operations and oversight of strategic store development and real estate from October 2014 until June 2015. Prior to Tiffany & Co., Ms. Beraud was with Living Proof, Inc., a privately-held company that uses advanced medical and materials technologies to create hair care and skin care products for women, where she was Chief Executive Officer from December 2011 to October 2014. Prior to that, Ms. Beraud served as President of Starbucks/Lipton Joint Ventures and Chief Marketing Officer of PepsiCo Americas Beverages from July 2009 to June 2011, and PepsiCo’s Global Chief Marketing Officer from December 2008 to July 2009. Before PepsiCo, Ms. Beraud spent 13 years at Limited Brands in various roles, including Chief Marketing Officer of Victoria’s Secret and Executive Vice President of Marketing for its broader portfolio of specialty brands, including Bath & Body Works, C.O. Bigelow, Express, Henri Bendel and Limited Stores. Ms. Beraud was selected to join our board of directors due to her extensive marketing, social media and consumer branding experience, as well as her extensive managerial and operational knowledge in the apparel and other consumer goods industries.

Robert A. Eckert, a director since 2010, is Operating Partner of FFL Partners, LLC, a private equity firm, since September 2014. Mr. Eckert is also Chairman Emeritus of Mattel, Inc., a role he has held since January 2013. He was Mattel’s Chairman and Chief Executive Officer from May 2000 until December 2011, and he continued to serve as its Chairman until December 2012. He previously worked for Kraft Foods, Inc. for 23 years, and served as President and Chief Executive Officer from October 1997 until May 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, and from 1993 to 1995, Mr. Eckert was President of the Oscar Mayer foods division of Kraft Foods. Mr. Eckert is currently a director of McDonald’s Corporation, Amgen, Inc., Eyemart Express Holdings, LLC, Enjoy Beer Holdings, LLC and Quinn Company. Mr. Eckert was selected to join our board of directors due to his experience as a senior executive engaged with the dynamics of building global consumer brands through high performance expectations, integrity and decisiveness in driving businesses to successful results.

Spencer C. Fleischer, a director since 2013, is Managing Partner of FFL Partners, LLC, a private equity firm. Before co-founding FFL Partners, LLC in 1997, Mr. Fleischer spent 19 years at Morgan Stanley & Company as an investment banker and senior leader. During his time there, he led business units in Asia, Europe and the United States. Mr. Fleischer currently serves as a director of The Clorox Company, Strategic Investment Group and Eyemart Express Holdings, LLC. He was a director of American West Bank until October 2015 when it was acquired by Banner Corporation, and was thereafter a director of Banner Corporation until December 2016. Mr. Fleischer was selected to join our board of directors due to his broad financial and international business perspective developed over many years in the private equity and investment banking industries.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

David A. Friedman, a director since July 2018, is a Senior Principal, Emeritus Chief Executive Officer and Chair of the Board, and past-President and Chief Executive Officer of Forell/Elsesser Engineers, with over 40 years of professional practice in structural and earthquake engineering. Mr. Friedman is the President and an active member of the board of directors for the Earthquake Engineering Research Institute, which disseminates lessons learned from earthquakes around the world, and served on its post-earthquake reconnaissance teams in Kobe, Japan in 1995 and Wenchuan, China in 2008. Mr. Friedman is also involved in many institutional, academic, philanthropic and not-for-profit boards, including the San Francisco Foundation, the San Francisco Planning and Urban Research Association, the University of California, Berkeley Foundation, the Jewish Home of San Francisco and Build Change. Mr. Friedman is a licensed structural engineer in California, Nevada and British Columbia. Mr. Friedman was selected to join our board of directors due to his broad professional experience, as well as his extensive background with our company arising from his familial connection to our founder.

Peter E. Haas Jr., a director since 1985, is a trustee and President of the Walter and Elise Haas Fund, a director and President of the Red Tab Foundation, a director of the Levi Strauss Foundation and the Novato Youth Center Advisory Board, a Trustee Emeritus of the San Francisco Foundation, and Vice President of the Peter E. Haas Jr. Family Fund. Mr. Haas Jr. was one of our managers from 1972 to 1989. He was Director of Product Integrity of The Jeans Company, one of our former operating units, from 1984 to 1989. He served as Director of Materials Management for Levi Strauss USA in 1982 and Vice President and General Manager in the Menswear Division in 1980. Mr. Haas Jr.’s background in numerous operational roles specific to our company and his familial connection to our founder enable him to engage in board deliberations with valuable insight and experience.

Christopher J. McCormick, a director since April 2016, most recently served as President and Chief Executive Officer of L.L. Bean, Inc. from 2001 until 2016. Mr. McCormick joined L.L. Bean in 1983, previously serving in a number of senior and executive level positions in advertising and marketing. Prior to becoming President and Chief Executive Officer of L.L. Bean, he was Senior Vice President and Chief Marketing Officer from 2000 to 2001. Mr. McCormick is a director of Sun Life Financial, Inc. and Big Lots!, Inc. Mr. McCormick brings to our board of directors his deep channel knowledge and eCommerce and direct marketing experience.

Jenny Ming, a director since September 2014, is President and Chief Executive Officer of Charlotte Russe Inc., a fast-fashion specialty retailer of apparel and accessories catering to young women, a position she has held since October 2009. From March 1999 to October 2006, Ms. Ming served as President of Old Navy, a $7 billion brand in The Gap, Inc.’s portfolio, where she oversaw all aspects of Old Navy and its 900 retail clothing stores in the United States and Canada. Ms. Ming joined The Gap, Inc. in 1986, serving in various executive capacities at its San Francisco headquarters, and in 1994, she was a member of the executive team who launched Old Navy. Ms. Ming serves on the Boards of Directors of Paper Source and Tower Foundation. Ms. Ming was selected to join our board of directors due to her extensive operational and retail leadership experience in the apparel industry.

Joshua E. Prime has agreed to serve as a director effective when Mr. Haas Jr. retires from our board of directors, which is expected to occur in September 2019. Mr. Prime serves as Partner, Idea Generation and Research, at Indaba Capital Management, L.P., where has served since its founding in 2010. From 2007 to 2009, Mr. Prime was a manager of retail strategy for the Americas Region of Levi Strauss & Co. From 1999 to 2005, Mr. Prime served as an analyst in merger arbitrage, special situations and credit at Farallon Capital Management, L.L.C. Mr. Prime was selected to replace Mr. Haas Jr. on our board of directors due to his broad professional experience, including with our company, and his additional insight arising from his familial connection to our founder.

Patricia Salas Pineda, a director since 1991, retired in October 2016 as Group Vice President of Hispanic Business Strategy for Toyota Motor North America, Inc., an affiliate of one of the world’s

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

largest automotive firms, a position she held since May 2013. Previously, Ms. Pineda served Toyota Motor North America as Group Vice President of National Philanthropy and the Toyota USA Foundation from 2004 to 2013. During this period, Ms. Pineda also served as General Counsel and Group Vice President of Administration from 2006 to 2008 and as Group Vice President of Corporate Communications and General Counsel from 2004 to 2006. Prior to that, Ms. Pineda was Vice President of Legal, Human Resources and Government Relations, and Corporate Secretary of New United Motor Manufacturing, Inc. with which she had been associated since 1984. Ms. Pineda was selected as a member of our board of directors to bring her expertise in government relations and regulatory oversight, corporate governance and human resources matters. She is currently a Chairwoman and member of the Latino Corporate Directors Association, a director of Frontier Airlines and a member of the board of trustees of Earthjustice. Ms. Pineda also served as a member of the advisory board of the Latinos and Society Program at The Aspen Institute from September 2017 to October 2018. Her long tenure on our board of directors also provides valuable historical perspective.

Executive Officers

Charles V. Bergh, a director since he joined the company in September 2011, is our President and Chief Executive Officer. Prior to joining us, Mr. Bergh held a progression of leadership roles during his 28-year career at Procter & Gamble. Mr. Bergh is also the non-executive Chairman of HP Inc. He previously served on the board of directors for VF Corporation, the Singapore Economic Development Board and was a member of the US-ASEAN Business Council, Singapore. Mr. Bergh’s position as our President and Chief Executive Officer and his past experience as a leader of large, global consumer brands make him well-suited to be a member of our board of directors.

Roy Bagattini is currently serving as our Executive Vice President and President of our Americas region, a position he has held since June 2016. Mr. Bagattini joined us in June 2013 as Executive Vice President and President for our Asia, Middle East and Africa region. Mr. Bagattini was Senior Vice President for Asia and Africa at Carlsberg Group, a leading brewing and beverage company, from 2009 to 2013. Prior to that, Mr. Bagattini served in a variety of executive and leadership roles in Russia, China, India and the United States for SABMiller plc, one of the world’s largest brewing companies, from 1991 to 2009.

Seth M. Ellison is currently serving as our Executive Vice President and President of our Europe region. Mr. Ellison joined us in September 2012 as Executive Vice President and President of the Global Dockers Brand before assuming his current role in July 2013. Prior to joining us, Mr. Ellison was Executive Vice President and Chief Commercial Officer at Alternative Apparel from February 2009 to July 2012. Before Alternative Apparel, Mr. Ellison was President of the Swimwear Group at Perry Ellis from 2005 to 2009, and held various leadership positions at NIKE, Inc. from 1996 to 2005, including Vice President and General Manager of Nike EMEA Apparel and President of Hurley.

Seth R. Jaffe is currently serving as our Executive Vice President and General Counsel. Mr. Jaffe served as Senior Vice President and General Counsel beginning on September 2011 before being appointed Executive Vice President in January 2018. Prior to joining us, Mr. Jaffe served as Senior Vice President, General Counsel and Secretary of Williams-Sonoma, Inc. from January 2002 to August 2011. From 2000 to 2001, Mr. Jaffe served as Chief Administrative Officer and General Counsel of CareThere, Inc., a healthcare technology company. He also held various legal roles at Levi Strauss & Co. from 1984 to 1999 with increasing responsibilities in the United States and Europe during that time.

David Love is currently serving as our Executive Vice President and President of our Asia, Middle East and Africa region, a position he has held since September 2016. Mr. Love assumed his current role after having served as Executive Vice President and Chief Supply Chain Officer since

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

2008. In 2015, Mr. Love also served as Chief Transformation Officer, leading our centrally-led cost-savings and global productivity initiative. Previously, Mr. Love was Vice President of our U.S. Supply Chain organization from 2001 to 2004 and Senior Director of Product Services for the U.S. Levi’s brand from 1999 to 2001. From 1981, when he joined us, to 2001, Mr. Love held various managerial positions.

Elizabeth O’Neill currently serves as our Executive Vice President and President of Product, Innovation and Supply Chain, a position she has held since 2018. Ms. O’Neill joined us in September 2013 as Senior Vice President, Product Development & Sourcing, overseeing sourcing strategy and production of over 150 million units annually, produced in 20 countries with over 150 suppliers and vendors worldwide. Prior to joining us, Ms. O’Neill was at Gap, Inc., in leadership roles in both Gap Brand and Old Navy, overseeing sourcing and production management for Gap’s global brands, from 2001 to 2013. Ms. O’Neill previously spent several years at The Disney Store in Los Angeles and Abercrombie and Fitch in Ohio, holding positions in both merchandising and product management. Ms. O’Neill also serves on the board of directors of the Levi Strauss Foundation.

Marc Rosen is currently serving as our Executive Vice President and President of Direct-to-Consumer, a position he has held since September 2018. He is responsible for leading our global retail stores and eCommerce business to drive new growth, consumer loyalty and sustainable profitability. Prior to this, he served as our Executive Vice President and President of Global eCommerce from May 2014 to August 2018. Mr. Rosen brings more than 20 years of retail and eCommerce leadership to the role, most recently as Senior Vice President of Global eCommerce at Wal-Mart Stores, Inc., a role he held from January 2011 to April 2014. He was responsible for designing, building, operating and expanding Wal-Mart’s eCommerce platforms globally. From January 2006 to December 2010, Mr. Rosen was Senior Vice President of Information Systems, with responsibility for Wal-Mart’s global merchandising, supply chain and store systems. He also held senior leadership positions for Wal-Mart’s international business unit and Ernst & Young LLP. He currently serves on the board of directors of Inspire Brands, Inc. Mr. Rosen also serves on the board of directors of the Levi Strauss Foundation.

Harmit Singh is currently serving as our Executive Vice President and Chief Financial Officer, a position he has held since January 2013. He is responsible for managing our finance, information technology, strategic sourcing and global business services functions globally. Previously, Mr. Singh was Executive Vice President and Chief Financial Officer of Hyatt Hotels Corporation from August 2008 to December 2012. Prior to that, he spent 14 years at Yum! Brands, Inc. in a variety of global leadership roles including Senior Vice President and Chief Financial Officer of Yum Restaurants International from 2005 to 2008. Before joining Yum!, Mr. Singh worked in various financial capacities for American Express India & Area Countries. Mr. Singh served on the board of directors and was also the audit committee chair of Avendra, LLC through August 2012. Mr. Singh served as a member of the board of directors and the audit chair of Buffalo Wild Wings Inc., the owner, operator and franchisor of Buffalo Wild Wings restaurants, from October 2016 to February 2018. In September 2018, Mr. Singh joined the board of directors and the audit committee of OpenText Corporation.

Family Relationships

Mr. Friedman, Mr. Haas Jr. and Mr. Prime are each, either directly or by marriage, descendants of the family of our founder, Levi Strauss.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Board Composition and Risk Management Practices

Board Composition

Our board of directors currently has eleven members. Our board of directors is divided into three classes with directors elected for overlapping three-year terms:

•	The term for directors in Class I (Ms. Beraud, Mr. Fleischer, Mr. McCormick and Mr. Neal) will end at our annual stockholders’ meeting in 2020;

•

The term for directors in Class II (Mr. Friedman, Mr. Haas Jr. (the vacancy created by Mr. Haas Jr.’s retirement from our board of directors, which is expected to occur in September 2019, will be filled by Mr. Prime) and Ms. Ming) will end at our annual stockholders’ meeting in 2021; and

•	The term for directors in Class III (Mr. Alstead, Mr. Bergh, Mr. Eckert and Ms. Pineda) will end at our annual stockholders’ meeting in 2019.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eleven members, and may be changed only by a vote of a majority of the board of directors. We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Board Leadership

Our CEO and the Chairman of our board of directors are currently separate individuals. In connection with this offering, we expect to amend our corporate governance guidelines to provide that these positions be held by separate individuals.

Board Selection Criteria

According to the our board of directors’ written membership policy, our board of directors seeks members who are committed to the values of our company and are, by reason of their character, judgment, knowledge and experience, capable of contributing to the effective governance of our company. Additionally, our board of directors is committed to maintaining a diverse and engaged board of directors composed of both stockholders and non-stockholders. Our amended corporate governance guidelines will provide that all directors are subject to a mandatory retirement age of 72, unless waived by our board of directors in its discretion. Upon any vacancy on our board of directors, it seeks to fill that vacancy with any specific skills, experiences or attributes that will enhance the overall perspective or functioning of our board of directors.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Management engages our board of directors in discussions concerning risk periodically and as needed, and addresses the topic as part of the annual planning discussions where our board of directors and management review key risks to our plans and strategies and the mitigation plans for those risks. In addition, the audit committee has the responsibility to review our major financial risk exposures and the steps management has taken to monitor and control such exposures, along with management, the senior auditing executive and the independent registered public accounting firm.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Director Independence

Our board of directors reviews and takes into consideration the director independence criteria required by              in determining the independence of our directors on an annual basis. In addition, the charters of the committees of our board of directors prohibit members from having any relationship that would interfere with the exercise of their independence from management and our company. The fact that a director may own our capital stock is not, by itself, considered an “interference” with independence under these charters. Family stockholders or other family member directors are not eligible for membership on the audit committee. Except for Mr. Bergh, who serves as our President and CEO, all members of our board of directors are independent under the independence criteria required by              . Our board of directors does not have a lead director.

Board Committees

Our board of directors has established four standing committees: an audit committee, a finance committee, a human resources committee, and a nominating, governance and corporate citizenship committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

The audit committee consists of five directors: Mr. Alstead (Chair), Ms. Beraud, Mr. Fleischer, Mr. McCormick and Ms. Ming. Our board of directors has determined that              satisfy the independence requirements for audit committee members under the listing standards of              and Rule 10A-3 of the Exchange Act.              meets the financial literacy requirements under the rules and regulations of              and the SEC. Each of Mr. Alstead and Mr. Fleischer have been determined to be audit committee “financial experts” as defined under SEC rules.

The audit committee provides assistance to our board of directors in its oversight of the integrity of our financial statements, financial reporting processes, internal controls systems and compliance with legal requirements. The audit committee meets with our management regularly to discuss our critical accounting policies, internal controls and financial reporting process and our financial reports to the public. The audit committee also meets with our independent registered public accounting firm and with our financial personnel and internal auditors regarding these matters. The audit committee also examines the independence and performance of our internal auditors and our independent registered public accounting firm. The audit committee has sole and direct authority to engage, appoint, evaluate and replace our independent auditor. Both our independent registered public accounting firm and our internal auditors regularly meet privately with, and have unrestricted access to, the audit committee.

The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of              . This charter will be posted on our website upon the completion of this offering.

Finance Committee

The finance committee consists of three directors: Mr. Fleischer (Chair), Ms. Beraud and Mr. McCormick. The finance committee provides assistance to our board of directors in its oversight of our financial condition and management, financing strategies and execution and relationships with stockholders, creditors and other members of the financial community. The finance committee operates under a written charter, which will be posted on our website upon the completion of this offering.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Human Resources Committee

The human resources committee serves as the compensation committee of our board of directors. The human resources committee consists of four directors: Mr. Eckert (Chair), Mr. Alstead, Mr. Haas Jr. and Ms. Pineda. Our board of directors has determined that              is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The composition of the human resources committee meets the requirements for independence under the current listing standards of              and current SEC rules and regulations.

The human resources committee provides assistance to the board of directors in its oversight of our compensation, benefits and human resources programs and of senior management performance, composition and compensation. The human resources committee reviews our compensation objectives and performance against those objectives, reviews market conditions and practices and our strategy and processes for making compensation decisions and approves (or, in the case of our CEO, recommends to our board of directors) the annual and long-term compensation for our executive officers, including our long term incentive compensation plans. The human resources committee also reviews our succession planning, diversity and benefit plans.

The human resources committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of              . This charter will be posted on our website upon the completion of this offering.

Nominating, Governance and Corporate Citizenship Committee

The nominating, governance and corporate citizenship committee consists of five directors: Mr. Neal (Chair), Mr. Eckert, Mr. Friedman, Mr. Haas Jr. and Ms. Pineda. The composition of the nominating, governance and corporate citizenship committee meets the requirements for independence under the current listing standards of              and current SEC rules and regulations.

The nominating, governance and corporate citizenship committee is responsible for identifying qualified candidates for, and making recommendations regarding the size and composition of, our board of directors. In addition, the nominating, governance and corporate citizenship committee is responsible for overseeing our corporate governance matters, reporting and making recommendations to our board of directors concerning corporate governance matters, reviewing the performance of the Chairman of our board of directors and our CEO and determining director compensation. The nominating, governance and corporate citizenship committee also assists our board of directors with oversight and review of corporate citizenship and sustainability matters which may have a significant impact on us.

The nominating, governance and corporate citizenship committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of              . This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or human resources committee. None of the members of the human resources committee is, nor has ever been, an officer or employee of our company.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Worldwide Code of Business Conduct

We have adopted a Worldwide Code of Business Conduct, applicable to all of our directors and employees (including our CEO, chief financial officer, controller and other senior financial advisors). The Worldwide Code of Business Conduct covers a number of topics, including: accounting practices and financial communications; conflicts of interest; confidentiality; corporate opportunities; and compliance with laws. The Worldwide Code of Business Conduct is available on our website at www.levistrauss.com. If we grant a waiver of the Worldwide Code of Business Conduct to one of our officers, we will disclose this waiver on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes our compensation program, the compensation decisions we made thereunder and the reasoning underlying those decisions. This compensation discussion and analysis focuses on the compensation of our named executive officers, who in fiscal year 2017 were:

•	Charles V. Bergh, our President and Chief Executive Officer;

•	Harmit Singh, our Executive Vice President and Chief Financial Officer;

•	Roy Bagattini, our Executive Vice President and President, Americas;

•	Seth Ellison, our Executive Vice President and President, Europe; and

•	David Love, our Executive Vice President and President, Asia, Middle East and Africa.

Our compensation policies and programs are designed to support the achievement of our strategic business plans by motivating, retaining and attracting exceptional talent. Our ability to compete effectively in the marketplace depends on the knowledge, capabilities and integrity of our leaders. Our compensation programs help create a high-performance, outcome-driven and principled culture by holding leaders accountable for delivering results, developing our employees and exemplifying our core values. In addition, we believe our compensation policies and programs for leaders and employees are appropriately balanced, reinforcing short-term and long-term results, and as such would not drive behavior that would have an adverse effect on our business.

The human resources committee is responsible for overseeing our executive compensation practices. Each year, the human resources committee conducts a review of our compensation and benefits programs to assess whether the programs are aligned with our business strategies, the competitive practices of our peer companies and our stockholders’ interests.

Compensation Philosophy and Objectives

Our executive compensation philosophy, which applies to all members of our executive leadership team, focuses on the following key goals:

•	Motivate, retain, and attract high performing talent in an extremely competitive marketplace.

•

Our ability to achieve our strategic business plans and compete effectively in the marketplace is based on our ability to motivate, retain, and attract exceptional leadership talent in a highly competitive talent market.

•	Deliver competitive compensation for achievement of annual and long-term results.

•

We provide competitive total compensation opportunities that are intended to motivate, retain, and attract a highly capable and results-driven executive team, with the majority of compensation based on the achievements of long-term performance results.

•	Align the interests of our executives with those of our stockholders.

•

Our programs offer compensation incentives that are intended to motivate executives to enhance total stockholder return. These programs align certain elements of compensation with our achievement of corporate growth objectives (including defined financial targets and increases in stockholder value) as well as individual performance.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Policies and Practices for Establishing Compensation Packages

Elements of Compensation

The human resources committee establishes the elements of compensation for our executives after an extensive review of market data on the executives from the peer group described below. The human resources committee reviews each element of compensation independently and in the aggregate to determine the right mix of elements, and associated amounts, for each executive that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans and enhancing total stockholder return.

A consistent approach is used across the executive leadership team when establishing each compensation element. However, the human resources committee (and, with respect to our CEO, our board of directors) maintains flexibility to exercise its independent judgment in how it applies the standard approach to each executive, taking into account unique considerations existing at an executive’s time of hire, promotion or annual performance review, and the current and future estimated value of previously granted long-term incentive awards, both performance and time-vested.

Competitive Peer Group

In determining the design and the amount of each element of compensation, the human resources committee, with the assistance of its compensation consultant, conducts a thorough annual review of competitive market information. The human resources committee reviews data from major published surveys and proxy information of peer companies in the consumer products, apparel and retail industry segments. The peer group comprises companies with median revenue and other industry related characteristics (such as apparel, retail and select consumer products companies with premium branded products) that are comparable to us and that we compete with for executive talent. In July 2016, the peer group was reviewed by the human resources committee which approved the addition of Ascena Retail Group, Carters, Columbia Sportswear, G-III Apparel Group, Lululemon Atheletica, Under Armour and Wolverine Worldwide. These companies met the criteria outlined in the preceding sentence. In addition, we removed Aeropostale, Avon Products, The Estee Lauder Company, Hasbro and Tiffany & Company because these companies at the time of our review either filed for bankruptcy or no longer shared characteristics that made them similar to us. The peer group used in establishing our executives’ fiscal year 2017 compensation packages is presented below.

Company Name
Abercrombie & Fitch Co.*	Hanesbrands Inc.*
American Eagle Outfitters, Inc. *	J. C. Penney Company, Inc.
Ascena Retail Group, Inc.*	L Brands, Inc.*
Burberry Group Plc	Lululemon Athletica, Inc.*
Carter’s, Inc.*	Mattel, Inc.
The Clorox Company	NIKE, Inc.*
Coach, Inc.*	Nordstrom, Inc.
Columbia Sportswear Company *	PVH Corp.*
Dillard’s, Inc.	Ralph Lauren Corporation*
Foot Locker, Inc.	Under Armour, Inc.*
G-III Apparel Group, Inc.*	VF Corporation*
The Gap, Inc.*	Williams-Sonoma, Inc.
Guess? Inc.*	Wolverine World Wide, Inc.*

In addition to the companies noted with an asterisk (*) in the table above, the following companies are part of an expanded peer group for purposes of measuring total stockholder return for the performance-based RSUs, or PRSUs, granted in fiscal year 2017 that are further described below

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

under “—Elements of Compensation—Long-Term Incentives—Performance-Based RSUs.” The human resources committee determined that these companies are most appropriate for determining relative total stockholder return because they represent an array of competitors with global operations.

Company Name
Adidas AG	Kate Spade & Company
Esprit Holdings Limited	Michael Kors
Express Inc.	New York & Co.
Fast Retailing	Oxford Industries Inc.
Fossil Group Inc.	Perry Ellis, International Inc.
Hennes & Mauritz	Quiksilver Inc.
Hugo Boss AG	The Buckle, Inc.
Inditex	Urban Outfitters Inc.

Establishing Compensation for Executives Other Than the CEO

While the human resources committee uses peer group market data percentiles as reference points in setting executive compensation, it does not target specific benchmark percentiles for any element of compensation or total direct compensation for the executive officers. Instead, the human resources committee uses a number of factors in determining compensation for our executives in a manner that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans, and enhancing total stockholder return. The factors considered in establishing compensation for our executives include, among others, our performance, the individual’s performance in the prior year, the scope of each individual’s responsibilities, internal and external pay equity, the guidelines used for setting annual cash, long-term and total compensation for the executives, succession planning strategies, and data regarding pay practices and trends.

The CEO conducts an annual performance review of each executive and makes recommendations to the human resources committee about the structure of the executive compensation program and individual arrangements. The human resources committee carefully considers the CEO’s recommendation and also consults with its compensation consultant, Exequity, an independent board advisory firm, which informs the human resources committee of market trends and conditions, comments on market data relative to each executive’s current compensation, and provides perspective on other company executive compensation practices.

Establishing the CEO Compensation Package

Annually, the nominating, governance and corporate citizenship committee assesses the CEO’s performance and submits its performance assessment to the human resources committee. The human resources committee then reviews the performance assessment and peer group compensation data. The human resources committee also consults with its compensation consultant, Exequity, which informs the human resources committee of market trends and conditions, comments on market data relative to the CEO’s current compensation, and provides perspective on other companies’ CEO compensation practices. Based on all of these inputs, our performance, and the guidelines used for setting annual cash, long-term and total compensation for the other executives, the human resources committee prepares a recommendation to our full board of directors on all aspects of the CEO’s compensation. Our full board of directors then considers the human resources committee’s recommendation and approves the final compensation package for the CEO.

Role of the Compensation Consultant in Compensation Decisions

The human resources committee has engaged Exequity to provide it with periodic advice on the compensation program structure and individual compensation arrangements for all executives. The

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

consultant was selected by the human resources committee in its sole discretion and does not provide any other services to us. The consultant attends meetings of the human resources committee from time to time, presents an annual briefing on general and retail-industry compensation trends and developments, and is available to the human resources committee outside of meetings as necessary. The consultant reports directly to the human resources committee, although it meets with management from time to time to obtain information necessary to advise the human resources committee.

In addition, the human resources committee periodically reviews its relationship with its independent compensation consultant. The human resources committee believes that the consultant is able to provide it with independent advice.

Elements of Compensation

The primary elements of compensation for our executives including our named executive officers are:

•	base salary;

•	awards under our annual incentive plan, or AIP; and

•	long-term incentive awards.

Base Salary

The objective of base salary is to reward each executive for his or her current contributions to us, reflect the scope of the executive’s role and responsibilities and compensate each executive for his or her expected day-to-day performance, as well as provide fixed compensation that generally reflects what the market pays to individuals in similar roles with comparable experience. The peer group data serves as a general guideline only. The human resources committee, and for the CEO, our board of directors, retains the authority to exercise its independent judgment in establishing the base salary levels for each executive. The human resources committee reviews base salaries for executives on an annual basis in the first fiscal quarter considering the factors described above under “—Compensation Discussion and Analysis—Policies and Practices in Establishing Compensation Packages—Establishing Compensation for Executives Other Than the CEO,” and as needed in connection with promotions or other changes in responsibilities. The table below summarizes base salaries during fiscal years 2016 and 2017 and changes that occurred during the year for our named executive officers.

Name	Base Salary as of November 26, 2017(1)	Base Salary as of November 27, 2016
Charles V. Bergh	$1,390,000	$1,350,000
Harmit Singh	773,000	750,000
Roy Bagattini	773,000	750,000
Seth Ellison	686,000	615,000
David Love	700,000	675,000

(1)

The base salary for each of Mr. Bergh, Mr. Singh, Mr. Bagattini, Mr. Ellison and Mr. Love were increased in February 2017 as part of the annual performance review by approximately the percentage increase generally applicable for all U.S. employees.

Annual Incentive Plan

Our AIP provides our executives and other eligible employees an opportunity to share in any success that they help create by aligning annual incentive compensation with annual performance. Our

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

AIP encourages the achievement of our internal annual business goals and rewards attainment of those goals based on company, operating segment and individual performance as measured against those annual objectives. The alignment of our AIP with our internal annual business goals is intended to motivate all participants to achieve and exceed our annual performance objectives. Actual AIP bonus payments were based on the following two components:

Financial Performance

In the case of Mr. Bergh and Mr. Singh, 75% of their total AIP opportunity was based on the financial performance of our company as a whole. For Mr. Bagattini, Mr. Ellison and Mr. Love, a combination of company (weighted 25%) and their respective operating segment performance (weighted 50%) was used to calculate their actual financial performance achievement. Company performance is based 50% on total company earnings before interest and taxes, or Adjusted EBIT, excluding charitable contribution expense, 25% on days in sales inventory and 25% on net revenues. Operating segment financial performance is based 50% on segment operating income, as determined under GAAP, 25% on days in sales inventory and 25% on net revenues. Performance measures are described in more detail below under “—Elements of Compensation—Annual Incentive Plan—Performance Measures.”

Individual Performance

25% of each executive’s total opportunity was based on individual objectives, to recognize achievement of other organizational goals.

Financial performance above minimum thresholds is required before any bonus payout is made to executives. The table below describes the target AIP participation rate and potential AIP payout range for each named executive officer. Mr. Bergh’s AIP target percentage of base salary was higher to ensure competitiveness and to recognize the impact of his role on company performance relative to the other executives.

Name	2017 Target AIP Participation Rate as a Percentage of Base Salary	Potential AIP Payout Range as a Percentage of Base Salary
Charles V. Bergh	160%	0-320%
Harmit Singh	100%	0-200%
Roy Bagattini	80%	0-160%
Seth Ellison	80%	0-160%
David Love	80%	0-160%

Performance Measures

Our priorities for fiscal year 2017 were to drive business growth and create stockholder value. Our fiscal year 2017 AIP funding goals were aligned with these key priorities through the use of three performance measures:

•

Adjusted EBIT, excluding charitable contribution expense, and regional operating income. For purposes of our performance measures, Adjusted EBIT, a non-GAAP financial measure, is determined by excluding from operating income, as determined under GAAP, the following: restructuring expense, net curtailment gains and losses from our postretirement medical plan in the United States and pension plans worldwide, and certain management-defined unusual or non-recurring items;

•	Days Sales in Inventory, or DSI, a non-GAAP financial measure defined as the average inventory balance for the year divided by the average cost of goods sold per day; and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

•	Net revenues, a GAAP financial measure defined as gross product sales minus returns, discounts and allowances, plus licensing revenue.

We used these measures because we believe they are key drivers in increasing stockholder value and because every AIP participant can impact them in some way. Adjusted EBIT, excluding charitable contribution expense, and regional operating income are used as indicators of our earnings performance, DSI, which replaced Free Cash Flow for fiscal year 2017, measures how quickly we can convert inventory to sales on a timely basis, and net revenues are used as an indicator of our growth. These measures may change from time to time based on business priorities. DSI was introduced in fiscal year 2017 to focus program participants on inventory management. The human resources committee approves the minimum, target and maximum goals for each measure each year. The reward for meeting our AIP goals is set by the human resources committee. If target goal levels are not met but financial performance reaches minimum thresholds, participants may receive partial payouts to recognize their efforts that contributed to company and/or operating segment performance.

The table below shows the fiscal year 2017 total company performance goals at target for each of our three performance measures and the actual fiscal year 2017 payout percentage. Adjusted EBIT, excluding charitable contribution expense, DSI and net revenues goals for each operating segment were set using the same methodology as our goals.

	Adjusted EBIT Goal	Days Sales in Inventory	Net Revenues Goal	Actual Percentage Achieved After Adjustments(1)
	(dollars in millions)
Total company	$466.6	119	$4,662.4	121%

(1)

The actual percentage achieved results are weighted 50% on Adjusted EBIT, excluding charitable contribution expense, and 25% for DSI and Net Revenues, respectively. Actual results also exclude the impact of foreign currency exchange rate fluctuations on our business results. See “—Elements of Compensation—Annual Incentive Plan—Actual AIP Awards” below for details of the calculation.

At the close of the fiscal year, the human resources committee reviews and approves the final AIP payout results based on the level of attainment of the designated financial measures at the operating segment and total company levels. The human resources committee’s review includes an analysis of the fundamentals of the underlying business performance and adjustments for items that are not indicative of ongoing results. Such adjustments may include external factors or internal business decisions that may have impacted financial results during the year. For example, Adjusted EBIT, excluding charitable contribution expense, regional operating income and net revenues are expressed in constant currencies (i.e., excluding the effects of foreign currency), since we believe period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

Individual Performance Measures

Executives were eligible to receive bonuses based on individual performance. For executives other than the CEO, individual performance and resulting individual performance payout percentage are based on the CEO’s assessment of the executive’s performance against his or her annual objectives and performance relative to his or her internal peers. The CEO’s individual performance is based on the human resources committee’s assessment of Mr. Bergh’s performance against his annual objectives, including the nominating, governance and corporate citizenship committee’s assessment of the CEO’s performance against annual objectives, and the human resources committee’s assessment of his leadership in fiscal year 2017. Based on all of these inputs, the human

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

resources committee prepares a recommendation to our full board of directors on the CEO’s individual performance. Our full board of directors then considers the human resources committee’s recommendation and approves the final individual performance payout percentage for the CEO. Individual annual objectives comprise priority areas identified in fiscal year 2016 but with some important new focus areas for fiscal year 2017. These objectives are not stated in quantitative terms, and a particular weighting is not assigned to any one of these individual goals. The objectives are not established in terms of how difficult or easy they are to attain; rather, they are used in assessing the overall quality of the individual’s achievement of each objective. For fiscal year 2017, these objectives focused on six key areas: (1) return the U.S. to growth, (2) leverage our brand portfolio, (3) transform foundational capabilities, (4) build a high-performance culture (5) accelerate growth of our DTC channel and (6) accelerate international growth.

Actual AIP Awards

For fiscal year 2017, financial performance applicable to each named executive officer’s AIP payouts generally exceeded expectations, and AIP payouts reflect the assessment of individual performance outcomes. The individual performance percentage assigned to each named executive officer below represents the assessment of the CEO, except for Mr. Bergh who is assessed by the human resources committee of performance against the objectives described above under “—Elements of Compensation—Annual Incentive Plan—Individual Performance Measures.” The table below shows the inputs used for the calculation of the actual bonus for fiscal year 2017 for each eligible named executive officer.

Name	Base Salary	AIP Target	Actual Percentage Achieved: Total Company	Actual Percentage Achieved: Operating Segment	Actual Percentage Achieved: Individual Performance	Actual Bonus(1)
Charles V. Bergh	$1,390,000	160%	121%	N/A	130%	$2,741,080
Harmit Singh	773,000	100%	121%	N/A	120%	933,398
Roy Bagattini	773,000	80%	121%	101%	120%	684,878
Seth Ellison	686,000	80%	121%	196%	200%	978,236
David Love	700,000	80%	121%	100%	100%	589,400

(1)

Except for Mr. Bergh and Mr. Singh, for whom total company performance is weighted 75%, total company performance is weighted 25% and operating segment performance is weighted 50%. For all executives, Individual Performance is weighted 25%.

Long-Term Incentives

The human resources committee believes a large part of an executive’s compensation should be linked to long-term stockholder value creation as an incentive for sustained, profitable growth. Therefore, long-term incentive awards for our executives are in the form of equity awards, both performance and time-vested, and provide reward opportunities competitive with those offered by companies in the peer group for similar jobs. Consistent with the other elements of compensation, the human resources committee does not target specific benchmark percentiles for long-term incentive awards for our executives and uses a number of factors in establishing the long-term incentive award levels for each individual, including a review of each individual’s accumulated vested and unvested awards, the current and potential realizable value over time using stock appreciation assumptions, vesting schedules, comparison of individual awards between executives and in relation to other compensation elements, market data, stockholder dilution and accounting expense. Should we deliver against our long-term goals, the long-term equity incentive awards become a significant portion of the total compensation of each executive. For more information on the fiscal year 2017 long-term equity grants, see “2017 Grants of Plan-Based Awards.” Stock-based awards are granted under our EIP,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

which enables the human resources committee to select from a variety of stock awards, including stock options, restricted stock, RSUs and SARs.

Prior to fiscal year 2017, stock settled SARs were the only form of equity granted to our executives under our EIP. Beginning in fiscal year 2017, we changed the long-term incentive mix for executives from 100% SARs to 25% SARs, 25% RSUs and 50% PRSUs. The human resources committee chose this mix and equity vehicles to align the interests of executives to our stockholders and to better align our program to the competitive market. The terms of the grants made to our executives to date provide for stock settlement only. When awards are settled in stock, the shares issued are subject to the terms of our stockholders agreement, including restrictions on transfer. After the participant has held the shares issued under our EIP for six months, he or she may require us to repurchase, or we may require the participant to sell to us, those shares of common stock. The value of shares repurchased or sold back to us will be established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. Our obligation to repurchase shares under our EIP are subject to certain restrictive covenants in our various debt agreements. See “Description of Certain Indebtedness” and the notes to our consolidated financial statements included elsewhere in this prospectus for more details.

Stock Appreciation Rights

SARs are typically granted annually (or, in the case of new executives, at the human resources committee meeting generally held in February or July following the date they join us or first become an executive) with four-year vesting periods and exercise periods of up to seven years. See “Outstanding Equity Awards at 2017 Fiscal Year-End” for details concerning the Service SARs vesting schedule, including any individual variations from the typical four-year vesting period). SARs provide value to the executive only if the price of our stock increases. During fiscal year 2017, SARs accounted for 25% of each executive’s total 2017 annual long-term incentive grant value.

Restricted Stock Units

RSUs were granted in fiscal year 2017 with three-year vesting periods. See “Outstanding Equity Awards at 2017 Fiscal Year-End” for details concerning the RSUs’ vesting schedule, including any individual variations from the typical three-year vesting period). During fiscal year 2017, RSUs accounted for 25% of each executive’s total 2017 annual long-term incentive grant value.

Performance-Based RSUs

PRSUs replaced performance-based SARs in fiscal year 2017 to better align with the grant practices of our peer group. Like performance-based SARs, PRSUs continue to drive greater accountability for the achievement of our strategic plan and create long-term value for stockholders. During fiscal year 2017, PRSUs accounted for 50% of each executive’s total 2017 annual long-term incentive grant value. The key features of the 2017 PRSUs are described below:

•

PRSUs give the executive the right (subject to the human resources committee’s discretion to reduce but not increase awards beyond the maximum opportunity) to vest in a number of RSUs based on achievement against performance goals over a three-year performance period. Actual shares that will vest, if any, will vary based on achievement of the performance goals at the end of the three years. The three-year performance period was designed to discourage short-term risk taking and reinforce the link between the interests of our stockholders and our executives over the long-term.

•	50% of the number of actual PRSUs that vest at the end of three years is based on the following two internal performance metrics: (1) our average margin of net earnings over the

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

three-year period adjusted for certain items such as interest and taxes; and (2) the target CAGR in our net revenues over the three-year period covering fiscal years 2017 through 2019. The potential payout range as a percentage of this portion of the target award is 0% to 200%.

•

The remaining 50% of the number of actual PRSUs that vest is based on our total stockholder return over the three-year period covering fiscal years 2017 through 2019 relative to the expanded peer group approved by the human resources committee in February 2017 as listed above under “—Compensation Discussion and Analysis—Policies and Practices for Establishing Compensation Packages—Competitive Peer Group.” Using interpolation, total stockholder return performance in the top, middle and bottom third of the peer group yields a payout of 125% to 200%, 50% to 125% and 0%, respectively.

•	If earned at target, 100% of the PRSUs vest at the end of the three-year performance period.

Our board of directors has the discretion under our EIP to make adjustments in the method of calculating the attainment of performance goals for a performance period.

2015 Performance-Based SARs

We granted performance-based SARs during fiscal year 2015 that were based on the same performance metrics described above for PRSUs but covered the period from the beginning of fiscal year 2015 through the end of fiscal year 2017: (1) 50% based on our average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes, and the target CAGR in our net revenues over the three-year period that were equally weighted; and (2) 50% based on our total stockholder return over the three-year period covering fiscal years 2015 through 2017. The potential vesting range as a percentage of the target award was 0% to 150%.

The table below summarizes the goals at target for each of the two performance measures and our actual adjusted achievement. The actual percentage achieved was 61% for the 50% based on the internal performance metrics and 123% for the 50% based on relative total stockholder return, for a weighted attainment of 92%. However, excluding the impact of currency fluctuations on results for fiscal years 2015 through 2017, the weighted percentage achievement would have been approximately 111%. In December 2017, based on its review of the negative impact of currency fluctuations on the results for the completed fiscal years 2015 through 2017 performance period, our board of directors exercised its discretion to adjust actual percentage achieved to 111% to exclude the impact of currency fluctuations.

	Average Margin of Net Earnings Goal	CAGR of Net Revenues Goal	Actual Percentage Achieved After Adjustment
Total company	11.9%	1.0%	111%

Based on the 111% achievement level as set forth in the table above, the fiscal year 2015 performance-based SARs (for which the three year performance cycle has been completed) vested as follows:

Name	Target Performance- Based SARs	Actual Percentage Achieved After Adjustment	Vested Performance- Based SARs
Charles V. Bergh	125,786	111%	139,622
Harmit Singh	30,362	111%	33,701
Roy Bagattini	15,181	111%	16,850
Seth Ellison	15,181	111%	16,850
David Love	12,470	111%	13,841

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Long-Term Incentive Grant Practices

We do not have any program, plan, or practice to time equity grants to take advantage of the release of material, non-public information. Our common stock has not been listed on any stock exchange since 1985. Accordingly, the price of a share of our common stock for all purposes, including setting the exercise price of SARs, is established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. The valuation process is typically conducted three times a year, with interim valuations occurring from time to time based on stockholder and company needs. See the notes to our audited consolidated financial statements included elsewhere in this prospectus for more information about the valuation process.

Benefits and Perquisites

Executives generally are eligible for the same health and welfare insurance plans offered to all employees such as medical, dental, supplemental life, long-term disability and business travel insurance. In addition, although not a significant part of total compensation, we provide limited perquisites to executives. The primary perquisite provided to the executives is a flexible allowance to cover expenses such as auto-related expenses, financial and tax planning, legal assistance and excess medical costs. We also require and pay for an annual medical exam for our executives and other members of our executive leadership team. Like many of the companies in the peer group, we also offer a non-qualified supplement to the 401(k) plan, which is not subject to the Internal Revenue Service limitations, through our Deferred Compensation Plan for Executives and Outside Directors, or Deferred Compensation Plan, which is a U.S. non-qualified, unfunded tax deferred savings plan provided to senior level executives, including our named executive officers, and the outside directors.

Mr. Ellison, who is based in Belgium, and Mr. Love, who is based in Singapore, in connection with their roles as Executive Vice President & President of our Europe region and Executive Vice President & President of our Asia, Middle East and Africa region, respectively, are provided certain benefits under our global assignment program, including a housing allowance to cover the cost of rent and utilities.

See “—Summary Compensation Table” for more detail.

Tax and Accounting Considerations

We have structured our compensation program in a manner intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Because our common stock has not been registered on any exchange since 1985, we were not subject to Section 162(m) of the Code in fiscal year 2017.

Severance and Change in Control Benefits

The terms of Mr. Bergh’s severance and change in control benefits were determined during the negotiation of his employment agreement in 2011 at the time he was hired. As part of this negotiation, the human resources committee determined that the benefits and structure of these benefits were within normal competitive practice, reasonable and appropriate for the circumstances, and necessary to attract Mr. Bergh to us. Enhanced termination benefits in the case of a change in control of our company were included in his employment agreement for the same reasons and to help ensure retention of Mr. Bergh in the case of a potential or actual change in control.

In October 2016, our board of directors approved new severance benefits, effective March 1, 2017, or our Severance Plan, for the executive leadership team, including our named executive

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

officers. Our Severance Plan supersedes all of our prior policies and practices that provided for severance, separation pay and separation benefits for covered executives except with respect to benefits under Mr. Bergh’s employment agreement that apply to his equity awards.

Our Severance Plan is meant to provide a reasonable and competitive level of financial transitional support to executives who are terminated involuntarily without cause or voluntarily resign for good reason. Severance benefits are not payable upon a change in control if the executive is still employed by or offered a comparable position with the surviving entity.

While compensation decisions affect potential payouts under these severance arrangements, these arrangements generally did not affect such decisions as these severance provisions are conditional and may never come into effect.

More information about the severance benefits payable to our named executive officers under our Severance Plan is set forth under “Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

In the event of a Corporate Transaction, as defined in our EIP, in which the surviving corporation assumes or continues the outstanding long-term incentive program or substitutes similar awards for outstanding awards, such awards will continue to vest in accordance with their terms and any applicable employment agreement or severance plan. In the event of Corporate Transaction in which the surviving corporation does not assume or continue the outstanding long-term incentive program or substitute similar awards for such outstanding awards, the vesting schedule of all awards held by executives that are still employed upon the Corporate Transaction will be accelerated in full as of a date prior to the effective date of the transaction as determined by our board of directors. This accelerated vesting structure in the event awards are not assumed or substituted by the surviving company is designed to encourage the executives to remain employed with us through the date of the Corporate Transaction and to ensure that the equity incentives awarded to the executives are not eliminated by the surviving company.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Summary Compensation Table

The following table provides compensation information for our fiscal year 2017 named executive officers. The table also shows compensation information for fiscal year 2016 for those current named executive officers who also were named executive officers during that year.

Name and Principal Position	Year	Salary	Bonus(2)	Option Awards(3)	Stock Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Charles V. Bergh,	2017	1,382,769	—	1,624,985	4,993,851	2,741,080	—	340,653	11,083,338
President and Chief Executive Officer	2016	1,343,077	—	6,872,672	—	2,400,000	—	341,996	10,956,745

Harmit Singh,	2017	768,842	—	349,989	1,075,518	933,398	—	146,403	3,274,150
Executive Vice President and Chief Financial Officer	2016	746,538	—	1,482,519	—	832,500	—	152,649	3,214,206

Roy Bagattini,	2017	768,842	—	237,498	729,876	684,878	—	1,269,116	3,690,210
Executive Vice President and President, Americas(1)	2016	690,433	1,000,000	2,615,134	—	504,000	—	1,451,783	6,261,350

Seth Ellison,	2017	673,166	—	237,498	729,876	978,236	—	381,742	3,000,518
Executive Vice President and President, Europe	2016	609,808	—	767,741	—	792,120	—	472,432	2,642,101

David Love, Executive Vice President and President, Asia, Middle East and Africa	2017	700,289	—	237,498	729,876	589,400	—	515,393	2,772,456

(1)

Prior to June 1, 2016, Mr. Bagattini was paid in Singapore Dollars. For presentation purposes of his compensation for 2016, the average exchange rates of the last month of fiscal year 2016 were used to convert Mr. Bagattini’s compensation paid in Singapore Dollars into U.S. Dollars.

(2)	Mr. Bagattini received a one-time relocation bonus of $1,000,000 in June 2016, which is reflected in the Bonus column for 2016.
(3)

These amounts reflect the aggregate grant date fair value for awards of SARs, including prior awards of performance-based SARs, granted to the recipient under our EIP, computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718. These amounts reflect the grant date fair value, and do not represent the actual value that may be realized by the executives. For a description of the assumptions used to determine the compensation cost of our awards, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

These amounts reflect the aggregate grant date fair value for RSU and PRSU awards. For fiscal year 2017, this column also includes the grant date fair value of the target number of PRSUs that may be earned for the three-year performance period beginning with fiscal year 2017. If maximum performance conditions are achieved over the entire three-year period, the grant date fair values for PRSUs granted in fiscal year 2017 would be $4,993,884 for Mr. Bergh, $1,075,518 for Mr. Singh, $729,876 for Mr. Bagattini, $729,876 for Mr. Ellison and $729,876 for Mr. Love. For a description of the assumptions used to determine the compensation cost of our awards, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	The amounts in this column reflect the cash incentive amounts earned by the executives under our AIP.
(6)

No above-market or preferential interest rate options are available under our deferred compensation programs. See “—Executive Retirement Plans—Non-Qualified Deferred Compensation” for additional information on deferred compensation earnings.

(7)

The amounts shown in the All Other Compensation column for fiscal year 2017 are detailed in the table below (see “—Compensation Discussion and Analysis” for more details on the items in the table below):

Name	Executive Perquisites(a)	Relocation(b)	401(k) Plan Match(c)	Deferred Compensation Match(d)	Tax Payments(e)	Charitable Match(f)	Total
Charles V. Bergh	$43,169	$—	$20,000	$268,708	$901	$7,875	$340,653
Harmit Singh	20,277	—	20,000	105,101	1,025	—	146,403
Roy Bagattini	23,752	12,449	19,286	76,178	1,137,451	—	1,269,116
Seth Ellison	15,000	112,270	18,500	96,042	139,930	—	381,742
David Love	103,938	263,442	20,000	78,491	42,422	7,100	515,393

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(a)

For Mr. Bergh, this amount reflects a payment for home security services, parking, a health club membership subsidy, event tickets, an allowance intended to cover legal, financial and/or other incidental business related expenses, and a car allowance. For Mr. Singh, this amount includes parking, a health club membership subsidy and an annual allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Bagattini, this amount includes parking, a health club membership subsidy, event tickets and an allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Ellison, this amount is an annual allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Love, this amount reflects an allowance intended to cover legal, financial and/or other incidental business related expenses, parking, a car allowance of $57,693 and $21,470 for tuition costs for his child, a benefit he received in connection with his international assignment.

(b)

For Mr. Bagattini, this amount reflects costs in connection with his relocation to San Francisco. For Mr. Ellison and Mr. Love, these amounts reflect payments in connection with their international assignment.

(c)	These amounts reflect company matching contributions under our 401(k) Plan.
(d)	These amounts reflect company matching contributions under our Deferred Compensation Plan.
(e)

For Mr. Bergh and Mr. Singh, these amounts reflect tax reimbursements in connection with annual physicals under our Executive Medical Exam benefit. For Mr. Bagattini, this amount reflects tax reimbursements to equalize his income to the same tax levels had he remained in Singapore. For Mr. Ellison and Mr. Love, these amounts reflect tax reimbursements for the tax liability of allowances they received in connection with their international assignments.

(f)	These amounts reflect company matching under our Matching Gift Program, available to all employees.

2017 Grants of Plan-Based Awards

The following table provides information on all plan-based awards granted to each of our named executive officers during fiscal year 2017. The awards and the unvested portion of SARs identified below are also reported under “Outstanding Equity Awards at Fiscal Year-End.”

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards(5)		Grant Date Fair Value of Stock and Option Award(6)
Name	Grant Date	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
Charles V. Bergh	N/A	$	$2,224,000	$4,448,000						$		$
	2/1/2017				—	47,101	94,202						3,466,398
	2/1/2017								100,743		69.00		1,624,985
	2/1/2017							23,550					1,527,453
Harmit Sing	N/A		773,000	1,546,000
	2/1/2017				—	10,144	20,288						746,548
	2/1/2017								21,698		69.00		349,989
	2/1/2017							5,072					328,970
Roy Bagattini	N/A		618,400	1,236,800
	2/1/2017				—	6,884	13,768						506,628
	2/1/2017								14,724		69.00		237,498
	2/1/2017							3,442					223,248
Seth Ellison	N/A		548,800	1,097,600
	2/1/2017				—	6,884	13,768						506,628
	2/1/2017								14,724		69.00		237,498
	2/1/2017							3,442					223,248
David Love	N/A		560,000	1,120,000
	2/1/2017				—	6,884	13,768						506,628
	2/1/2017								14,724		69.00		237,498
	2/1/2017							3,442					223,248

(1)

These amounts reflect the estimated potential payment levels for the fiscal year 2017 performance period under our AIP, further described under “Compensation Discussion and Analysis.” The potential payouts were performance-based and, therefore, were completely at risk. The potential target and maximum payment amounts assume achievement of 100% and 200%, respectively, of the individual objectives of our AIP. Each executive received a bonus under our AIP, which is reported in the “Summary Compensation Table” under the column entitled “Non-Equity Incentive Plan Compensation.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(2)

For each executive, these amounts reflect, in shares, the target and maximum amounts for PRSUs subject to a three-year performance period beginning in fiscal year 2017 that is further described under “Compensation Discussion and Analysis.” The potential awards are performance-based and, therefore, completely at risk.

(3)	Reflects service-based RSUs granted in fiscal year 2017 under our EIP. See “Outstanding Equity Awards at 2017 Fiscal Year-End” for details concerning the RSUs’ vesting schedule.
(4)	Reflects service-based SARs granted in fiscal year 2017 under our EIP. See “Outstanding Equity Awards at 2017 Fiscal Year-End” for details concerning the RSUs’ vesting schedule.
(5)

The exercise price is based on the fair market value of our common stock as of the grant date established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

(6)

The value of a RSU, PRSU or SAR award is based on the fair value as of the grant date of such award determined in accordance with FASB ASC 718. See the notes to our audited consolidated financial statements included elsewhere in this prospectus for the relevant assumptions used to determine the valuation of our awards. The grant date fair value of the Equity Incentive Plan Awards is based on the fair market value of our common stock as of the grant date established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm, less future expected dividends during the vesting period, multiplied by the target number of shares that may be earned.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table shows all outstanding equity awards held by each of our named executive officers as of November 26, 2017. The vesting schedule for each grant is shown following this table.

	SAR Awards							Stock Awards
Name	Number of Securities Underlying Unexercised SARs Exercisable	Number of Securities Underlying Unexercised SARs Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SARs(2)		SAR Exercise Price(3)	SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested(7)
Charles V. Bergh	31,072	—				$32.00	2/2/2019
	436,720	—				32.00	2/2/2019
	143,939	—				37.75	2/5/2020
	287,878	—				37.75	2/5/2020
	96,577	—				64.50	2/5/2021
	181,080	12,047	(a)			64.50	2/5/2021
				139,622	(a)	74.25	2/4/2022
	129,716	58,963	(b)			74.25	2/4/2022
				164,595	(b)	61.00	2/9/2023
	108,015	138,878	(c)			61.00	2/9/2023
		100,743	(e)			69.00	2/1/2024
								23,550	$2,054,738	47,101	$4,109,562
Harmit Singh	24,621	—				37.75	2/5/2020
	22,027	—				64.50	2/5/2021
	41,298	2,754	(a)			64.50	2/5/2021
				33,701	(a)	74.25	2/4/2022
	31,310	14,233	(b)			74.25	2/4/2022
				35,505	(b)	61.00	2/9/2023
	23,300	29,958	(c)			61.00	2/9/2023
		21,698	(e)			69.00	2/1/2024
								5,072	442,532	10,144	885,064
Roy Bagattini	1,908	1,431	(a)			64.50	2/5/2021
				16,850	(a)	74.25	2/4/2022
	1,898	7,116	(b)			74.25	2/4/2022
				18,387	(b)	61.00	2/9/2023
	2,299	15,514	(c)			61.00	2/9/2023
				43,586	(b)	68.50	7/13/2023
	5,449	43,586	(d)			68.50	7/13/2023
		14,724	(e)			69.00	2/1/2024
								3,442	300,315	6,884	600,629
Seth Ellison	12,878	—				37.75	2/5/2020
	10,590	—				64.50	2/5/2021
	19,852	1,326	(a)			64.50	2/5/2021
				16,850	(a)	74.25	2/4/2022
	15,655	7,116	(b)			74.25	2/4/2022
				18,387	(b)	61.00	2/9/2023
	12,066	15,514	(c)			61.00	2/9/2023
		14,724	(e)			69.00	2/1/2024
								3,442	300,315	6,884	600,629
David Love	26,667	—				32.00	2/2/2019
	15,783	—				37.75	2/5/2020
	31,565	—				37.75	2/5/2020
	9,319	—				64.50	2/5/2021
	17,470	1,167	(a)			64.50	2/5/2021
				13,841	(a)	74.25	2/4/2022
	12,859	5,846	(b)			74.25	2/4/2022
				16,484	(b)	61.00	2/9/2023
	10,818	13,909	(c)			61.00	2/9/2023
		14,724	(e)			69.00	2/1/2024
								3,442	300,315	6,884	600,629

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(1)

The following sets forth the vesting schedule for unvested outstanding SAR awards and generally depends upon continued employment through the applicable vesting date. Other circumstances under which such awards will vest are described in the section entitled “—Potential Payments Upon Termination, Change In Control or Corporate Transaction”:

(a)	SARs vested 25% on February 5, 2015 and then monthly over the remaining 36 months.
(b)	SARs vested 25% on February 4, 2016 and then monthly over the remaining 36 months.
(c)	SARs vested 25% on February 9, 2017 and then monthly over the remaining 36 months.
(d)	SARs vested 25% on July 13, 2017 and then monthly over the remaining 36 months.
(e)	SARs vested 25% on February 1, 2018 and then in equal annual installments over the remaining 36 months.
(2)

Unless otherwise indicated below, represents the target number of SARs that may be earned under the performance-based SAR award program (see “—Compensation Discussion and Analysis” for more details) that vest at the end of a three-year performance period.

(a)	Represents actual number of SARs that will vest following certification of performance results in the first quarter of fiscal year 2018.
(b)

SARs vesting subject to certification of performance results in the first quarter of fiscal year 2019. The total number of SARs that could vest if the maximum performance is achieved over the three-year performance period for each named executive is as follows: Mr. Bergh (246,892), Mr. Singh (53,257), Mr. Bagattini (92,959), Mr. Ellison (27,580) and Mr. Love (24,726).

(3)

The SAR exercise prices reflect the fair market value of our common stock as of the grant date as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

(4)

RSUs fully vest on February 1, 2019. The vesting schedule for unvested outstanding stock awards generally depends upon continued employment through the applicable vesting date. Other circumstances under which such awards will vest are described under “—Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

(5)

Represents the number of stock awards multiplied by $87.25, the fair market value of our common stock as of December 31, 2017 as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

(6)

Represents the target number of shares that may be earned under the PRSU award program (see “—Compensation Discussion and Analysis” for more details) that vest at the end of a three-year performance period, subject to certification of performance results in the first quarter of fiscal year 2020.

(7)

Represents the number of stock awards multiplied by $87.25, the fair market value of our common stock as of December 31, 2017 as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

SAR Exercises

The following table shows all SARs exercised and the value realized upon exercise by each of our named executive officers for fiscal year 2017, based on the difference between the share price of our common stock and the SAR exercise price on the date of exercise.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Charles V. Bergh	250,844	$17,308,304
Harmit Singh	33,451	2,308,219
Roy Bagattini	18,524	1,398,782
Seth Ellison	7,500	566,250
David Love	19,964	1,427,443

Employment Agreements

Mr. Bergh

We have an employment agreement with Mr. Bergh effective September 1, 2011, as amended by each of the amendments effective May 8, 2012 and January 30, 2018. The agreement initially provided for an annual base salary of $1,200,000 and an AIP target participation rate of 135%, which have since been adjusted, and may be further adjusted, pursuant to annual review. For fiscal year 2017, his base salary and target participation rate under our AIP were $1,390,000 and 160% of base salary, respectively.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Mr. Bergh also participates in our EIP. This element of Mr. Bergh’s compensation for fiscal year 2017 is reflected and discussed under “—Compensation Discussion and Analysis.”

Mr. Bergh’s employment agreement also provides for certain severance and termination benefits that are described below under “—Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

Mr. Bergh is eligible to receive standard healthcare, life insurance and long-term savings program benefits, as well as relocation program benefits. He also receives benefits under our various executive perquisite programs consistent with that provided to his predecessor.

Mr. Bergh’s employment is at-will and may be terminated by us or by him at any time. Mr. Bergh does not receive any separate compensation for his services as a member of our board of directors.

Other Named Executive Officers

For our named executive officers other than the CEO, we have employment arrangements that provide for annual base salary and participation in our AIP, which are subject to annual review and adjustment, and participation in our EIP. These elements of compensation for fiscal year 2017 are reflected and discussed under “Compensation Discussion and Analysis.”

Executives also received standard healthcare, life insurance and long-term savings program benefits, as well as benefits under our various executive perquisite programs.

Employment of executives is at-will and may be terminated by us or the executive at any time.

Executive Retirement Plans

Non-Qualified Deferred Compensation

Our Deferred Compensation Plan is a U.S. non-qualified, unfunded deferred tax effective savings plan provided to the executives, among other executives and the directors, as part of competitive compensation.

Participants may elect to defer all or a portion of their base salary and AIP payment and may elect an in-service and/or retirement distribution. Executive officers who defer salary or bonus under this plan are credited with market-based returns depending upon the investment choices made by the executive applicable to each deferral. The investment options under the plan, which closely mirror the options provided under our qualified 401(k) plan, include a number of mutual funds with varying risk and return profiles. Participants may change their investment choices as frequently as they desire, consistent with our 401(k) plan.

In addition, under our Deferred Compensation Plan, we provide a match up to 6% of eligible deferred compensation that cannot be provided under the qualified 401(k) plan due to IRS qualified plan compensation limits. The amounts in the table below reflect non-qualified contributions over the 401(k) limit by the executive officers and the resulting company match.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The table below provides information on the non-qualified deferred compensation activity for each of our named executive officers for fiscal year 2017.

Name	Executive Contributions in last fiscal year(1)	Company Contributions in last fiscal year(2)	Aggregate Earnings in last fiscal year(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at November 26, 2017(4)(5)
Charles V. Bergh	$215,537	$268,708	$326,627	$—	$3,071,422
Harmit Singh	84,638	105,101	65,758	—	630,468
Roy Bagattini	71,099	76,178	10,150	—	161,972
Seth Ellison	161,538	96,042	31,121	—	900,285
David Love	496,866	78,491	293,832	—	2,655,926

(1)

The executive contribution amounts were included in fiscal year 2017 compensation in the “Salary” and “Non-Equity Incentive Plan Compensation” columns of the “Summary Compensation Table,” as applicable.

(2)	Amounts reflect our Deferred Compensation Plan match contributions made by us and are reflected in the “All Other Compensation” column of the “Summary Compensation Table.”
(3)	None of the earnings/interest in this column are included in the “Summary Compensation Table” because they were not preferential or above market.
(4)

The following amounts were previously reported as compensation to the named executive officers in the Summary Compensation Table for fiscal years prior to 2017: Mr. Bergh ($1,907,318), Mr. Singh ($349,239), Mr. Bagattini ($402,983), Mr. Ellison ($252,495) and Mr. Love ($621,680).

(5)

Our contribution on behalf of Mr. Bagattini to the international supplemental retirement savings plan for mobile employees ceased in 2016, with our contributions having been disclosed in the “All Other Compensation” column of the “Summary Compensation Table” for the relevant periods. The amount represented is the remaining active U.S. based plan.

Potential Payments Upon Termination, Change In Control or Corporate Transaction

Bergh Employment Agreement

On June 9, 2011, we entered into an employment agreement with Mr. Bergh in connection with Mr. Bergh joining us. See “Employment Agreements—Mr. Bergh.” As of November 26, 2017, the employment agreement provided that Mr. Bergh is eligible to receive certain benefits and payments upon his separation from us under certain circumstances pursuant to the terms of our Severance Plan and our EIP; provided however that if Mr. Bergh’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason upon or within two years following a Change in Control (each, as defined in his employment agreement), 100% of Mr. Bergh’s then unvested equity awards will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination but no later than the original term/expiration date of the award.

In addition, in the event that Mr. Bergh retires, or Mr. Bergh’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason at any time other than within two years following a Change in Control, 100% of his outstanding equity and other long-term incentive awards that have remained outstanding for at least 12 months will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination but no later than the original term/expiration date of the award.

Mr. Bergh’s right to the foregoing benefits is subject to his execution of an effective release of claims in favor of us and compliance with certain restrictive covenants.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Severance Plan

Our Severance Plan provides for (i) 104 weeks of severance pay to Mr. Bergh and 78 weeks of severance pay to each of the other named executive officers based on their then current base salary rates, (ii) a pro-rated bonus, subject to actual financial performance but assuming individual performance at 100% of target, (iii) company paid premiums under our standard basic life insurance program of $10,000 over the duration of the severance period, up to a maximum of 18 months, and (iv) reasonable outplacement counseling and job search benefits, if the applicable executive’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason (each, as defined in our Severance Plan, and each, a Qualified Termination). In addition, any time-based equity awards that have been held by the executive for more than 12 months will vest as to the number of months equal to the executive’s severance period (other than with respect to Mr. Bergh’s equity awards, which are subject to the terms of his employment agreement). If the executive’s employment ceases due to a Qualified Termination within 18 months following a Change in Control (as defined in our Severance Plan), the severance period increases to 156 weeks for Mr. Bergh and 104 weeks for the other named executive officers and any performance-based equity awards shall fully vest and time-based equity awards will fully vest if not assumed (in each case, other than with respect to Mr. Bergh’s equity awards, which are subject to the terms of his employment agreement). Our Severance Plan also provides that if the executive elects COBRA coverage, for the duration of the executive’s severance period, up to a maximum of 18 months, the executive will only be required to pay the same share of the applicable premium for medical coverage that would apply if the executive were participating in the medical plan as an active employee. Additionally, for each executive who is eligible to be covered by our retiree health benefits (if any), we will fully pay for retiree medical coverage for the duration of the executive’s severance payment period, up to a maximum of 18 months, reduced for any months in which the executive receives subsidized COBRA coverage. Each executive’s severance benefits are subject to the execution of a general release of claims agreement and will cease upon rehire by us or acceptance of a job with one of our competitors.

EIP

Under our EIP, in the event of a Corporate Transaction (as defined in our EIP) in which the surviving corporation does not assume or continue the outstanding awards or substitute similar awards for the outstanding awards, the vesting schedule of all awards held by executives that are still employed will be accelerated in full to a date prior to the effective time of the transaction as determined by our board of directors. If the SARs are not exercised at or prior to the effective time of the transaction, all rights to exercise them will terminate. In addition, any reacquisition or repurchase rights held by us with respect to outstanding stock awards shall lapse upon the effectiveness of the Corporate Transaction.

2017 Equity Awards

With respect to equity awards granted in fiscal year 2017, in the event that the executive officer’s employment terminates due to Retirement (as defined in the award agreement), any equity awards that have remained outstanding for at least 12 months will continue to vest through the remainder of the vesting period. In addition, in the event that the executive officer dies or his employment terminates due to Disability (as defined in the award agreement), 100% of his outstanding time-based equity awards granted in fiscal year 2017 will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination, but no later than the original term/expiration date of the award.

The information in the tables below reflects the estimated value of the compensation to be paid by us to each of the named executive officers in the event of his termination, Retirement, Change in

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Control termination, death, Disability or Corporate Transaction. The amounts shown below assume that each named individual was employed and that his termination, retirement, Change in Control termination, death, Disability or Corporate Transaction was effective as of November 26, 2017. The actual amounts that would be paid can only be determined at the time of the actual event. The amounts also assume a share price of $87.25 for the SAR grants, which was established by our board of directors based on factors including a valuation conducted by a third-party valuation firm dated as of December 31, 2017.

Charles V. Bergh

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$5,521,080	$—	$10,842,000	$—
Equity vesting(2)	—	9,007,369	9,007,369	8,580,047	17,010,228	17,010,228
Benefits:
COBRA and life insurance(3)	—	—	20,777	—	20,777	—

(1)	Based on Mr. Bergh’s annual base salary of $1,390,000 and his actual AIP award earned for fiscal year 2017. See “—Compensation Discussion and Analysis.”
(2)

In the event of Retirement, assumes full vesting of unvested equity awards and the target number of shares underlying performance-based equity awards that have remained outstanding for at least 12 months. In the event of a Change in Control Termination, assumes full vesting of all unvested equity awards and the target number of shares underlying performance-based equity awards. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Harmit Singh

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$2,092,898	$—	$3,092,000	$—
Equity vesting(2)	—	—	771,948	1,872,601	3,689,671	3,689,671
Benefits:
COBRA and life insurance(3)	—	—	20,777	—	20,777	—

(1)	Based on Mr. Singh’s annual base salary of $773,000 and his actual AIP award earned for fiscal year 2017. See “—Compensation Discussion and Analysis.”
(2)

In the event of an Involuntary Not for Cause Termination, reflects full vesting of all unvested time-based equity awards held more than 12 months. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $932,006. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.
(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Roy Bagattini

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$1,844,378	$—	$2,782,800	$—
Equity vesting(2)	—	—	856,235	1,918,571	3,819,096	3,819,096
Benefits:
COBRA and life insurance(3)	—	—	26,550	—	26,550	—

(1)	Based on Mr. Bagattini’s annual base salary of $773,000 and his actual AIP award earned for fiscal year 2017. See “—Compensation Discussion and Analysis.”
(2)

In the event of an Involuntary Not for Cause Termination, reflects full vesting of all unvested time-based equity awards held more than 12 months. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $817,238. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Seth Ellison

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$2,007,236	$—	$2,469,600	$—
Equity vesting(2)	—	—	394,152	1,341,030	2,182,232	2,182,232
Benefits:
COBRA and life insurance(3)	—	—	15,804	—	15,804	—

(1)	Based on Mr. Ellison’s annual base salary of $686,000 and his actual AIP award earned for fiscal year 2017. See “—Compensation Discussion and Analysis.”
(2)	In the event of an Involuntary Not for Cause Termination, reflects full vesting of all unvested time-based equity awards held more than 12 months. In the event of a Change in Control Termination,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $407,243. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.
(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

David Love

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$1,639,400	$—	$2,520,000	$—
Equity vesting(2)	—	—	345,937	1,036,686	2,070,020	2,070,020
Benefits:
COBRA and life insurance(3)	—	—	29,290	—	29,290	—

(1)	Based on Mr. Love’s annual base salary of $700,000 and his actual AIP award earned for fiscal year 2017. See “—Compensation Discussion and Analysis.”
(2)

In the event of an Involuntary Not for Cause Termination, reflects full vesting of all unvested time-based equity awards held more than 12 months. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $365,111. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

2019 Equity Incentive Plan

Prior to the completion of this offering, we intend to adopt and ask our stockholders to approve a new 2019 equity incentive plan, the terms of which are still being determined and will be disclosed in a later amendment to the registration statement of which this prospectus forms a part.

Employee Stock Purchase Plan

Prior to the completion of this offering, we intend to adopt and ask our stockholders to approve an employee stock purchase plan, the terms of which are still being determined and will be disclosed in a later amendment to the registration statement of which this prospectus forms a part.

Non-Employee Director Compensation During 2017

Historically, we have provided equity-based compensation to our non-employee directors for the time and effort necessary to serve as a member of our board of directors. In addition, our non-employee directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of our board of directors or committees thereof.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth information regarding the compensation earned for service on our board of directors during fiscal year 2017 by our directors who were not also our named executive officers. Mr. Bergh, our President and CEO, did not receive any additional compensation for his service on our board of directors during fiscal year 2017. His compensation as a named executive officer is set forth under “—Summary Compensation Table.” Mrs. Haas, whose compensation during fiscal year 2017 is set forth below, retired from our board of directors on May 20, 2018.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Stephen C. Neal(3)	$215,000	$234,956	$29,093	$479,049
Troy Alstead	120,000	134,994	14,345	269,339
Jill Beraud	100,000	134,994	9,135	244,129
Robert A. Eckert	120,000	134,994	25,293	280,287
Spencer Fleischer(4)	115,000	134,994	16,082	266,076
Mimi L. Haas	100,000	134,994	7,852	242,846
Peter E. Haas Jr.	100,000	134,994	10,268	245,262
Christopher J. McCormick	100,000	134,994	5,738	240,732
Jenny Ming	100,000	134,994	11,099	246,093
Patricia Salas Pineda(5)	100,000	134,994	31,962	266,956

(1)

These amounts reflect the aggregate grant date fair value of RSUs granted under our EIP in fiscal year 2017 computed in accordance with FASB ASC 718. See the notes to our audited consolidated financial statements included elsewhere in this prospectus for the relevant assumptions used to determine these awards. The grant date fair value of the RSUs is based on the fair market value of our common stock as of the grant date as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm, less future expected dividends during the vesting period. The following table shows, as of November 26, 2017, the aggregate number of outstanding RSUs held by each person who was a director in fiscal year 2017, which number includes any RSUs that were vested but deferred and RSUs that were not vested as of such date:

Name	Aggregate Outstanding RSUs
Stephen C. Neal	11,904
Troy Alstead	7,631
Jill Beraud	4,915
Robert A. Eckert	13,965
Spencer Fleischer	9,120
Mimi L. Haas	4,235
Peter E. Haas Jr.	5,506
Christopher J. McCormick	3,660
Jenny Ming	6,874
Patricia Salas Pineda	9,294

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(2)	This column includes the aggregate grant date fair value of dividend equivalents provided to each director in fiscal year 2017 in the following amounts:

Name	Fair Value of Dividend Equivalent RSUs Granted
Stephen C. Neal	$21,593
Troy Alstead	14,345
Jill Beraud	9,135
Robert A. Eckert	25,293
Spencer Fleischer	16,082
Mimi L. Haas	7,852
Peter E. Haas Jr.	10,268
Christopher J. McCormick	5,738
Jenny Ming	11,099
Patricia Salas Pineda	24,462

(3)

Mr. Neal is the Chairman of our board of directors. Mr. Neal elected to defer 100% of his director’s fees under our Deferred Compensation Plan. Mr. Neal’s 2017 amount in the “All Other Compensation” column includes charitable matches of $7,500.

(4)	Mr. Fleischer elected to defer 100% of his director’s fees under our Deferred Compensation Plan.
(5)	Ms. Pineda’s 2017 amount in the “All Other Compensation” column includes charitable matches of $7,500.

Compensation for members of our board of directors is reviewed by the nominating, governance and corporate citizenship committee and approved by our board of directors. In fiscal year 2017, director compensation consisted of an annual retainer paid in cash and equity compensation in the form of RSUs. Chairpersons of the committees of our board of directors also received an additional cash retainer, as described below.

Annual Cash Retainer

In fiscal year 2017, each non-employee director received compensation consisting of an annual cash retainer fee of $100,000 and was eligible to participate in the provisions of our Deferred Compensation Plan that apply to directors. In fiscal year 2017, Mr. Neal and Mr. Fleischer participated in our Deferred Compensation Plan.

Equity Compensation

In fiscal year 2017, each non-employee director also received an annual equity award in the form of RSUs which are granted under our EIP. The annual equity award value in the form of RSUs granted under our EIP is $135,000. RSU recipients have target stock ownership guidelines of $300,000 worth of equity ownership within five years of participation in the program. The value of the RSUs is tracked against our share price as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

RSUs are units, representing beneficial ownership interests, corresponding in number and value to a specified number of underlying shares of stock. The RSUs vest in three equal installments after 13, 24 and 36 months following the grant date. After the recipient of the RSU has held the shares for six months, he or she may require us to repurchase, or we may require the participant to sell to us, those shares of common stock. If the director’s service terminates for reason other than cause after the first, but prior to full, vesting period, then any unvested portion of the award will fully vest as of the date of such termination. In addition, each director’s initial RSU grant includes a deferral delivery feature, under which the director will not receive the vested awards until six months following the cessation of service on our board of directors.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Under the terms of our EIP, recipients of RSUs receive additional grants as a dividend equivalent when our board of directors declares a dividend to all stockholders. Therefore, all directors who held RSUs as of February 10, 2017 and October 6, 2017 received additional RSUs as a dividend equivalent. Dividend equivalents are subject to all the terms and conditions of the underlying RSU Award Agreement to which they relate.

Compensation of Committee Chairpersons

In addition to the compensation described above, chairpersons of the committees of our board of directors receive an additional retainer fee in the amount of $20,000 for each of the audit committee and the human resources committee and $15,000 for each of the finance committee and the nominating, governance and corporate citizenship committee.

Mr. Neal is the Chairman of our board of directors and, as such, is entitled to receive an additional annual retainer in the amount of $200,000, 50% of which is paid in cash and 50% of which is paid in the form of RSUs. The Chairman of our board of directors may also receive the additional retainers earned by chairpersons of the committees of our board of directors, if applicable.

Compensation Committee Interlocks and Insider Participation

The human resources committee serves as the compensation committee of our board of directors. In fiscal year 2017, its members were Mr. Eckert (Chair), Mr. Alstead, Mr. Haas Jr. and Ms. Pineda. In fiscal year 2017, no member of the human resources committee was a current officer or employee of ours. There are no compensation committee interlocks between us and other entities involving our executive officers and our board members who serve as executive officers of those other entities.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since November 29, 2015, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Stockholders Agreement

Our Class B common stock, which is entitled to ten votes per share, is primarily owned by descendants of the family of our founder, Levi Strauss, and their relatives and trusts established for their behalf. All shares of Class B common stock are subject to our stockholders agreement, which limits the transfer of shares and certificates to other holders of Class B common stock, family members, specified charities and foundations and to us. The stockholders agreement does not provide for registration rights or other contractual devices for forcing a public sale of shares or certificates, or other access to liquidity. The stockholders agreement will terminate pursuant to its terms 180 days following the completion of this offering.

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into a registration rights agreement with certain holders of our Class B common stock. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

Employment Arrangements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Employment Arrangements.”

Equity Grants to Directors and Executive Officers

We have granted RSUs to certain of our directors and executive officers. For more information regarding the awards granted to our directors and named executive officers see “Management—Non-Employee Director Compensation During 2018” and “Executive Compensation.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Director and Executive Officer Stock Sales

We have repurchased shares of our common stock for cash from directors and executive officers pursuant to contractual put and call arrangements, which arrangements will terminate pursuant to their terms upon the completion of this offering. The price per share was equal to the then-current fair market value, determined in accordance with our EIP. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Change to our Equity Compensation Program in Connection with this Offering.” The stock repurchases that have occurred since November 29, 2015 are as follows:

Name	Date of Repurchase	Number of Shares	Price per Share
Charles V. Bergh	8/20/2018	157,238	$118.25
	9/11/2017	119,953	75.50
Roy Bagattini	3/6/2018	9,150	96.00
Seth M. Ellison	3/9/2018	4,680	96.00
	2/16/2017	2,802	69.00
Seth R. Jaffe	6/8/2018	3,400	96.00
	9/11/2017	10,833	75.50
David Love	7/19/2018	16,000	118.25
Patricia Salas Pineda	8/21/2017	3,765	75.50
Harmit Singh	9/11/2017	16,475	75.50

Other Relationships

Mr. Bergh, our President and CEO, Mr. Haas Jr., a member of our board of directors, Ms. O’Neill, our Executive Vice President and President of Product, Innovation and Supply Chain, and Mr. Rosen, our Executive Vice President and President of Direct-to-Consumer, are board members of the Levi Strauss Foundation, which is not one of our consolidated entities. Seth R. Jaffe, Executive Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. We donated $7.3 million, $7.3 million, $6.9 million and $7.0 million to the Levi Strauss Foundation in the first nine months of fiscal year 2018 and in fiscal years 2017, 2016 and 2015, respectively.

Mimi L. Haas, who retired from our board of directors on May 20, 2018, has a daughter-in-law who has been employed by us in a non-executive position since fiscal year 2017. This employee’s total compensation was $136,000 and $150,000 in the first nine months of fiscal year 2018 and in fiscal year 2017, respectively.

Related Party Transaction Policy

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of director and officer questionnaires and a review of any payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Any business transactions or commercial relationships between us and any of our directors or stockholders, or any of their immediate family members, are reviewed by the nominating, governance and corporate citizenship committee and must be approved by at least a majority of the disinterested members of our board of directors. Business transactions or commercial relationships between us and our named executive officers who are not directors, or any of their immediate family members, requires approval of our CEO with reporting to the audit committee.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of August 26, 2018 and (ii) immediately following this offering, as adjusted to reflect the sale of              shares of Class A common stock by us and              shares of Class A common stock by the selling stockholders, in each case, by the following individuals or groups:

•	each of our directors (including our future director, Mr. Prime);

•	each of our named executive officers;

•	all of our directors (including our future director, Mr. Prime) and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock or Class B common stock; and

•	each selling stockholder.

The percentage ownership information shown in the table prior to this offering is based upon no shares of Class A common stock and 37,615,303 shares of Class B common stock outstanding as of August 26, 2018. The percentage ownership information shown in the table after this offering is based upon              shares of Class A common stock and              shares of Class B common stock outstanding as of August 26, 2018, after giving effect to the sale of              shares of Class A common stock by us and              shares of Class A common stock by the selling stockholders in this offering and assuming no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or has the right to acquire such powers within 60 days. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before October 25, 2018, which is 60 days after August 26, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Except as otherwise noted below, the address for persons listed in the table is c/o Levi Strauss & Co., 1155 Battery Street, San Francisco, California 94111.

	Shares Beneficially Owned Prior to this Offering					Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power†	Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
Directors:
Troy Alstead	—	—	7,741	*
Jill Beraud	—	—	7,741	*
Robert A. Eckert	—	—	8,922	*
Spencer Fleischer	—	—	1,960	*
David A. Friedman(1)	—	—	384,208	1.0
Peter E. Haas Jr.(2)	—	—	4,689,256	12.5
Christopher J. McCormick	—	—	1,960	*
Jenny Ming	—	—	0	—
Stephen C. Neal	—	—	26,787	*
Patricia Salas Pineda	—	—	15,889	*
Joshua E. Prime(3)	—	—	132,248	*
Named Executive Officers:
Charles V. Bergh(4)	—	—	632,142	1.7
David Love(5)	—	—	94,743	*
Harmit Singh(6)	—	—	94,317	*
Seth M. Ellison(7)	—	—	25,459	*
Roy Bagattini(8)	—	—	6,873	*
Directors and executive officers as a group (18 persons)(9)	—	—	6,069,024	16.1
5% or Greater Stockholders:
Mimi L. Haas(10)	—	—	6,291,478	16.7
Margaret E. Haas(11)	—	—	4,449,581	11.8
Robert D. Haas(12)	—	—	3,931,642	10.5
Peter E. Haas Jr. Family Fund(13)	—	—	2,911,770	7.7
Daniel S. Haas(14)	—	—	2,370,782	6.3
Jennifer C. Haas(15)	—	—	2,072,738	5.5
Selling Stockholders:
	—	—

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”

(1)

Includes an aggregate of 146,454 shares held in trusts, of which Mr. Friedman is co-trustee, for the benefit of others and for which Mr. Friedman shares voting and investment power. Mr. Friedman disclaims beneficial ownership of these 146,454 shares.

(2)	Includes 2,911,770 shares held by the Peter E. Haas Jr. Family Fund, of which Mr. Haas Jr. is a Vice President, for the benefit of charitable entities and for which Mr. Haas Jr. shares voting and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

investment power. Includes an aggregate of 455,185 shares held in trusts, of which Mr. Haas Jr. is trustee, for the benefit of others and for which Mr. Haas Jr. has sole voting and investment power. Includes 40,000 shares held by Mr. Haas Jr.’s spouse for which Mr. Haas Jr. has no voting or investment power. Mr. Haas Jr. disclaims beneficial ownership of these 3,406,955 shares.
(3)

Includes 1,000 shares held in a trust, of which Mr. Prime and his spouse are co-trustees, for which Mr. Prime and his spouse share voting and investment power. Includes 112,225 shares held by Mr. Prime’s spouse for which Mr. Prime has no voting or investment power. Includes an aggregate of 15,495 shares held in custodial accounts, of which Mr. Prime’s spouse is custodian, for the benefit of others and for which Mr. Prime has no voting or investment power. Mr. Prime disclaims ownership of these 128,720 shares.

(4)	Consists of shares that Mr. Bergh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(5)	Includes 65,980 shares that Mr. Love has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(6)	Consists of shares that Mr. Singh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(7)	Includes 1,363 shares that Mr. Ellison has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(8)	Includes 1,026 shares that Mr. Bagattini has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(9)	Includes 834,624 shares that our executive officers have the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of August 26, 2018.
(10)	Mrs. Haas retired from our board of directors on May 20, 2018.
(11)

Includes an aggregate of 1,953,488 shares held in trusts and a limited liability company, of which Ms. Haas is trustee and manager, respectively, for the benefit of others and for which Ms. Haas has sole voting and investment power. Includes 886,122 shares held by the Margaret E. Haas Fund, of which Ms. Haas is board chair, and 84,468 shares held by the Lynx Foundation, of which Ms. Haas is board chair, for the benefit of charitable entities and for which Ms. Haas shares voting and investment power. Ms. Haas disclaims beneficial ownership of these 2,924,078 shares.

(12)

Includes 1,333,829 shares held in a trust, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power. Includes 23,645 shares held by Mr. Haas’ spouse for which Mr. Haas has no voting or investment power. Includes an aggregate of 1,000,000 shares held in trusts, of which Mr. Haas’ spouse is trustee, for the benefit of others and for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these 2,357,474 shares. Also includes 7,795 shares held in a trust, of which Mr. Haas and his spouse are co-trustees, for which Mr. Haas and his spouse share voting and investment power.

(13)

Mr. Haas Jr. is a Vice President of the Peter E. Haas Jr. Family Fund. These 2,911,770 shares are also included in Mr. Haas Jr.’s ownership amounts as referenced in footnote 2 above. Mr. Haas Jr. disclaims beneficial ownership of these 2,911,770 shares.

(14)

Includes an aggregate of 459,035 shares held in trusts, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power. Mr. Haas disclaims beneficial ownership of these 459,035 shares.

(15)

Includes 549,851 shares held in a custodial account and a limited liability company, of which Ms. Haas is custodian and manager, respectively, for the benefit of others and for which Ms. Haas has sole voting and investment power. Ms. Haas disclaims beneficial ownership of these 549,851 shares.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS

The summaries set forth below are qualified in their entirety by the actual text of the applicable agreements and indentures, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part or which are publicly available as set forth under “Where You Can Find Additional Information.”

Senior Secured Revolving Credit Facility

We are party to a second amended and restated credit agreement, or the credit agreement, which provides for a senior secured revolving credit facility, or credit facility. Our credit facility is an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s trademarks and the levels of certain eligible cash, accounts receivable and inventory in the United States and Canada.

Availability, Interest and Maturity.    The maximum availability under our credit facility is $850.0 million, of which $800.0 million is available for revolving loans in U.S. Dollars and $50.0 million is available for revolving loans in either U.S. or Canadian Dollars. Subject to availability under the borrowing base, we may make and repay borrowings from time to time until the maturity of our credit facility. We may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur. Of the maximum availability of $850.0 million, the U.S. Levi’s trademarks are deemed to add the lesser of (i) $350.0 million and (ii) 65% of the net orderly liquidation value of such trademarks to the borrowing base. Upon the maturity date of May 23, 2022, all of the obligations outstanding under our credit facility become due. The interest rate for borrowings under our credit facility is LIBOR plus 125-175 basis points, depending on borrowing base availability, and the rate for undrawn availability is 20 basis points.

As of August 26, 2018, unused availability under our credit facility was $669.1 million, as the total availability of $713.6 million (based on the collateral levels discussed above) was reduced by $44.5 million of other credit-related instruments. We have stand-by letters of credit with various international banks under our credit facility serving as guarantees to cover U.S. workers’ compensation claims and working capital requirements for certain subsidiaries, primarily in India.

The credit agreement also provides that we may increase the availability under our credit facility up to the greater of (i) $1.6 billion in the aggregate and (ii) an amount that would not cause our secured leverage ratio (as defined in the credit agreement) to exceed 3.25 to 1.00, in each case if certain conditions are met.

Guarantees and Security.    Our obligations under the credit agreement are guaranteed by our domestic subsidiaries. Our obligations under the credit agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s brand and accounts receivable, goods and inventory in the United States.

Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s trademarks and related intellectual property may be released at our discretion subject to certain conditions, and such release would reduce the borrowing base.

Covenants.    The credit agreement contains customary covenants restricting our activities, as well as those of our subsidiaries, including limitations on the ability to sell assets, engage in mergers or other fundamental changes, enter into capital leases or certain leases not in the ordinary course of

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

business, enter into transactions involving related parties or derivatives, incur or prepay indebtedness, grant liens or negative pledges on our assets, make loans or other investments, pay dividends or repurchase stock or other securities, guarantee third-party obligations, engage in sale leasebacks and make changes in our corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the credit agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0 to 1.0, which arises when availability falls below a specified threshold.

Events of Default.    The credit agreement contains customary events of default, including payment failures, breaches of representations and warranties, failure to comply with covenants, failure to satisfy other obligations under the credit agreement or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and inability to pay debts when due, material judgments, pension plan terminations or specified underfunding, substantial stock ownership changes, failure of certain provisions of any guarantee or security document supporting our credit facility to be in full force and effect, change of control and specified changes in the composition of our board of directors. The cross-default provisions in the credit agreement apply if a default occurs on other indebtedness of us or the guarantors in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the credit agreement, subject to any applicable grace period, the lenders may terminate their commitments, declare immediately payable all borrowings under our credit facility and foreclose on the collateral.

Senior Notes due 2025

Principal, Interest and Maturity.    On April 27, 2015, we issued $500.0 million in aggregate principal amount of 5.00% senior notes due 2025, or the senior notes due 2025, to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The senior notes due 2025 will mature on May 1, 2025. Interest on the senior notes due 2025 is payable semi-annually in arrears on May 1 and November 1.

Ranking.    The senior notes due 2025 are not guaranteed by any of our subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of our other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes due 2025;

•

are effectively subordinated in right of payment to all of our existing and future senior secured debt and other obligations (including our credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of our subsidiaries.

Optional Redemption.    At any time prior to May 1, 2020, we may redeem some or all of the senior notes due 2025 at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium. On or after May 1, 2020, we may redeem some or all of the senior notes due 2025, at once or over time, at redemption prices specified in the indenture governing the senior notes due 2025, or the 2025 indenture, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2018, we may redeem up to a maximum of 40% of the original aggregate principal amount with the proceeds of certain equity offerings at a redemption price of 105% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Mandatory Redemption, Offer to Purchase and Open Market Purchases.    We are not required to make any sinking fund payments with respect to the senior notes due 2025. However, under certain circumstances in the event of an asset sale or as described under “—Change of Control” below, we may be required to offer to purchase the senior notes due 2025. We may from time to time purchase the senior notes due 2025 in the open market or otherwise.

Covenants.    The 2025 indenture contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates and incur liens, and that impose restrictions on the ability of our subsidiaries to pay dividends or make payments to us and our restricted subsidiaries, merge or consolidate with another person and dispose of all or substantially all of our or our restricted subsidiaries’ assets. The 2025 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants in the 2025 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2025 indenture or the holders of at least 25% in principal amount of the then outstanding senior notes due 2025 may declare all the senior notes due 2025 to be due and payable immediately.

Change of Control.    Upon the occurrence of a change in control (as defined in the 2025 indenture), each holder of the senior notes due 2025 may require us to repurchase all or a portion of the senior notes due 2025 in cash at a price equal to 101% of the principal amount of the senior notes due 2025 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Senior Notes due 2027

Principal, Interest and Maturity.    On February 28, 2017, we issued €475.0 million in aggregate principal amount of 3.375% senior notes due 2027, or the senior notes due 2027, to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The senior notes due 2027 will mature on March 15, 2027. Interest on the senior notes due 2027 is payable semi-annually in arrears on March 15 and September 15.

Ranking.    The senior notes due 2027 are not guaranteed by any of our subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of our other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes due 2027;

•

are effectively subordinated in right of payment to all of our existing and future senior secured debt and other obligations (including our credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of our subsidiaries.

Optional Redemption.    At any time prior to March 15, 2020, we may redeem up to a maximum of 40% of the aggregate principal amount with the proceeds of certain equity offerings at a redemption price of 103.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. In addition, we may redeem some or all of the senior notes due 2027 prior to March 15, 2022 at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

date of redemption, and a “make-whole” premium. On or after March 15, 2022, we may redeem some or all of the senior notes due 2027, at once or over time, at redemption prices specified in the indenture governing the Senior Notes due 2027, or the 2027 indenture, and together with the 2025 indenture, the indentures, plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory Redemption, Offer to Purchase and Open Market Purchases.    We are not required to make any sinking fund payments with respect to the senior notes due 2027. However, under certain circumstances in the event of an asset sale or as described under “—Change of Control” below, we may be required to offer to purchase the senior notes due 2027. We may from time to time purchase the senior notes due 2027 in the open market or otherwise.

Covenants.    The 2027 indenture contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, consummate specified asset sales, enter into transactions with affiliates and incur liens, and that impose restrictions on the ability of our subsidiaries to pay dividends or make payments to us and our subsidiaries, merge or consolidate with another person, and sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or the assets of our restricted subsidiaries. The 2027 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants in the 2027 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2027 indenture or the holders of at least 25% in principal amount of the then outstanding senior notes due 2027 may declare all the Senior Notes due 2027 to be due and payable immediately.

Change of Control.    Upon the occurrence of a change in control (as defined in the 2027 indenture), each holder of the senior notes due 2027 may require us to repurchase all or a portion of the senior notes due 2027 in cash at a price equal to 101% of the principal amount of the senior notes due 2027 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Short-Term Borrowings

Short-term borrowings consist of term loans and revolving credit facilities at various foreign subsidiaries that we expect to either pay over the next 12 months or refinance at the end of their applicable terms. Certain of these borrowings are guaranteed by stand-by letters of credit issued under our credit facility.

Dividends and Restrictions

The terms of the indentures and the credit agreement contain covenants that restrict our ability to pay dividends to our stockholders. For information about our dividend payments, see the notes to our audited consolidated financial statements included elsewhere in this prospectus. As of August 26, 2018, and at the time the dividends were paid, we met the requirements of our debt instruments for the payment of such dividends.

Our subsidiaries that are not wholly owned subsidiaries and that are “restricted subsidiaries” under the indentures are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by us or a restricted subsidiary that is the parent of the restricted subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The terms of the indentures and the credit agreement contain covenants that restrict (in each case subject to certain exceptions) us or any restricted subsidiary from entering into any arrangements that would restrict the payment of dividends or of any obligation owed by the restricted subsidiary to us or any other restricted subsidiary, the making of any loans or advances to us or any other restricted subsidiary or transferring any of its property to us or any other restricted subsidiary.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of              shares, all with a par value of $             per share, of which              shares will be designated as Class A common stock,              shares will be designated as Class B common stock and             shares will be designated as preferred stock.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering is based on no shares of Class A common stock and 37,615,303 shares of Class B common stock outstanding as of August 26, 2018, and excludes:

•

1,770,414 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our EIP that were outstanding as of August 26, 2018 that may be settled in or exercised for shares of our Class B common stock; and

•

             shares of Class A common stock reserved for future issuance under our EIP, as amended and restated in connection with this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock-settled RSUs and SARs granted under our EIP that expire or are repurchased, forfeited, cancelled or withheld, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives.”

Our outstanding capital stock was held by 275 stockholders of record as of August 26, 2018. Our board of directors is authorized, without stockholder approval except as required by the listing standards of              , to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as required by Delaware Law or as otherwise provided in our amended and restated certificate of incorporation.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single class.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Dividends.    Any dividend or distribution paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation.    In the event of our liquidation, dissolution or winding-up, upon the completion of any distributions required with respect to any shares of preferred stock that may then be outstanding, our remaining assets legally available for distribution to common stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.

Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Change of Control Transaction.    In connection with any change of control, the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers described in our amended and restated certificate of incorporation. In addition, upon the date on which the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of our then outstanding capital stock, all outstanding shares of Class B common stock shall convert automatically into Class A common stock, and no additional shares of Class B common stock will be issued.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Registration Rights

Following the completion of this offering, based on the number of shares outstanding as of August 26, 2018, holders of approximately             shares of our Class B common stock will have certain contractual rights with respect to the registration under the Securities Act of the shares of Class A common stock issuable upon conversion of their Class B common stock. These shares are collectively referred to as registrable securities.

Piggyback Registration Rights.    If we register any of our securities for public sale, the holders of any then-outstanding registrable securities will be entitled to notice of, and will have the right to include their registrable securities in, such registration. These piggyback registration rights will be subject to specified conditions and limitations, including the right of the underwriters of any underwritten offering to limit the number of registrable securities to be included in such offering (but in no case below 50% of the total number of securities included in such offering).

Registration on Form S-3.    If we are eligible to file a registration statement on Form S-3, the holders of any then-outstanding registrable securities will have the right to demand that we file registration statements on Form S-3. This right to have registrable securities registered on Form S-3 will be subject to specified conditions and limitations, including that the aggregate offering price (net of selling expenses) of the registrable securities to be sold under any such registration statement on Form S-3 is at least $25.0 million and that we are not required to effect more than two registrations on Form S-3 within any 12-month period.

Expenses of Registration.    Subject to specified conditions and limitations, we will pay all expenses relating to any registration made pursuant to the registration rights agreement, other than underwriting discounts and commissions.

Termination of Registration Rights.    The registration rights of any particular holder of registrable securities will terminate when such holder is able to sell all of his, her or its registrable securities during a 90-day period pursuant to Rule 144 or other similar exemption from registration under the Securities Act.

Protective Provisions

So long as any shares of Class B common stock remain outstanding:

•

the approval of the holders of a majority of our then-outstanding Class A common stock and Class B common stock, voting together as a single class, will be required in order for us to: (i) issue shares of preferred stock, other than in connection with a stockholder rights plan; or (ii) issue shares of Class A common stock, or securities convertible into or exercisable for Class A common stock, as consideration for acquisitions if the number of securities to be issued is equal to or exceeds 20% of the sum of the number of shares of Class A common stock and Class B common stock outstanding before such issuance (or if the number of securities to be issued, together with any securities issued as consideration for acquisitions within the 12 months prior to such issuance, is equal to or exceeds 20% of the sum of (a) the number of shares of Class A common stock and Class B common stock as of the first day of such 12-month period and (b) the number of shares of Class A common stock and Class B common stock issued subsequent to such date pursuant to options, RSUs, SARs or other awards issued pursuant to stockholder-approved equity incentive plans and acquisitions); and

•

the approval of the holders of a majority of our then-outstanding Class B common stock will be required in order for us to: (i) amend, alter or repeal our amended and restated certificate of incorporation or our amended and restated bylaws in a manner that modifies the powers,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

preferences or rights of our Class B common stock; (ii) reclassify any outstanding shares of Class A common stock into shares having dividend or distribution rights that are senior to our Class B common stock or having the right to more than one vote per share; or (iii) issue additional shares of Class B common stock, except upon the exercise of certain rights in existence prior to the completion of this offering or the payment of certain dividends.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the DGCL, or Section 203, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized by the stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprising three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the Class A common stock and Class B common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for a two-class common stock structure, which provides our current stockholders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors so that not all members are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that, for so long as we have a classified board of directors, members of our board of directors may only be removed for cause;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

prohibit stockholder action by written consent, which requires all stockholder actions to be taken at annual stockholder meetings or at a special stockholder meeting (which may be called by the Chairperson of our board of directors, our CEO, our board of directors (pursuant to a resolution adopted by a majority of the authorized directors) or stockholders entitled to cast a majority of the votes at such special meeting);

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders.

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions, and it is possible that a court could determine such provisions are not enforceable.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, it is possible that a court could determine such provision is not enforceable. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021-1011.

Listing

Our common stock has not been listed on any stock exchange since 1985. We intend to apply to have our Class A common stock approved for listing on              under the symbol “              .”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital.

Based on our shares outstanding as of August 26, 2018, upon the completion of this offering,              shares of our Class A common stock and              shares of our Class B common stock will be outstanding, or              shares of Class A common stock and              shares of our Class B common stock if the underwriters exercise their option to purchase additional shares from us in full.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of Class B common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering; and

•

approximately              shares of Class A common stock and              shares of our Class B common stock, upon reclassification into shares of Class A common stock, will be eligible for sale upon expiration of lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of SARs, settlement of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately              shares immediately following the completion of this offering based on the number of shares outstanding as of August 26, 2018; or

•	the average weekly trading volume of our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our EIP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Lock-Up Agreements

In connection with this offering, we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including the selling stockholders, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock.

The agreements do not contain any pre-established conditions to the waiver by Goldman Sachs & Co. LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our stockholders agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Following the completion of this offering, based on the number of shares outstanding as of August 26, 2018, holders of approximately                 shares of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. Registration of the offer and sale of such shares would result in their becoming freely tradable without restrictions under the Securities Act. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons that own or have owned, actually or constructively, more than 5% of our Class A common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we distribute cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under “—Gain On Disposition of Our Class A Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our Class A common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2018.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
Evercore Group L.L.C.

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such agreement continuing through the date 180 days after the date

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list our Class A common stock on              under the symbol “              .”

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $              . We will agree to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority, Inc. incurred by them in connection with this offering in an amount up to $             .

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Evercore Group L.L.C. provides us with certain valuation services and has received a customary fee for such services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of Class A common stock shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of shares of Class A common stock is made or who receives any communication in respect of an offer of shares of Class A common stock, or who initially acquires any shares of Class A common stock, will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that: (1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of Class A common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Directive, the shares of Class A common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares of Class A common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer to public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded) and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

Our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Registrant Obligations. Any resale of our Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

(as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

Our Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Our Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The shares of Class A common stock are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our Class A common stock may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or CISA. Accordingly, the shares of Class A common stock may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our Class A common stock may be made available through a public offering in or from Switzerland. The shares of Class A common stock may only be offered, and this prospectus may only be distributed in or from Switzerland, by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon by Cooley LLP, San Francisco, California. Sullivan  & Cromwell LLP, Palo Alto, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of November 26, 2017 and November 27, 2016 and for each of the two fiscal years in the period ended November 26, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.levistrauss.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) August 26, 2018	November 26, 2017
	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$612,506	$633,622
Trade receivables, net of allowance for doubtful accounts of $9,113 and $11,726	487,240	485,485
Inventories:
Raw materials	3,527	3,858
Work-in-process	2,883	3,008
Finished goods	931,843	752,530

Total inventories	938,253	759,396
Other current assets	157,982	118,724

Total current assets	2,195,981	1,997,227
Property, plant and equipment, net of accumulated depreciation of $967,765 and $951,249	420,008	424,463
Goodwill	236,492	237,327
Other intangible assets, net	42,850	42,893
Deferred tax assets, net	400,778	537,923
Other non-current assets	121,568	118,005

Total assets	$3,417,677	$3,357,838

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$35,790	$38,451
Accounts payable	361,702	289,505
Accrued salaries, wages and employee benefits	249,889	227,251
Restructuring liabilities	463	786
Accrued interest payable	17,206	6,327
Accrued income taxes	36,473	16,020
Other accrued liabilities	340,498	300,730

Total current liabilities	1,042,021	879,070
Long-term debt	1,026,055	1,038,860
Long-term capital leases	15,762	16,524
Postretirement medical benefits	81,172	89,248
Pension liability	191,134	314,525
Long-term employee related benefits	97,038	90,998
Long-term income tax liabilities	8,048	20,457
Other long-term liabilities	77,183	78,733

Total liabilities	2,538,413	2,528,415

Commitments and contingencies
Temporary equity	225,090	127,035

Stockholders’ Equity:
Levi Strauss & Co. stockholders’ equity
Common stock—$.01 par value; 270,000,000 shares authorized; 37,615,303 shares and 37,521,447 shares issued and outstanding	376	375
Accumulated other comprehensive loss	(413,721)	(404,381)
Retained earnings	1,060,158	1,100,916

Total Levi Strauss & Co. stockholders’ equity	646,813	696,910
Noncontrolling interest	7,361	5,478

Total stockholders’ equity	654,174	702,388

Total liabilities, temporary equity and stockholders’ equity	$3,417,677	$3,357,838

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands, except per share amounts) (Unaudited)
Net revenues	$3,983,580	$3,438,237
Cost of goods sold	1,833,017	1,658,663

Gross profit	2,150,563	1,779,574
Selling, general and administrative expenses	1,741,331	1,462,263

Operating income	409,232	317,311
Interest expense	(45,659)	(52,305)
Loss on early extinguishment of debt	—	(22,793)
Other (expense) income, net	1,044	(32,413)

Income before income taxes	364,617	209,800
Income tax expense	176,633	42,477

Net income	187,984	167,323
Net income attributable to noncontrolling interest	(1,940)	(1,672)

Net income attributable to Levi Strauss & Co.	$186,044	$165,651

Earnings per common share attributable to common stockholders:
Basic	$4.93	$4.40

Diluted	$4.80	$4.31

Weighted-average common shares outstanding:
Basic	37,717,102	37,623,890

Diluted	38,774,357	38,396,083

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands) (Unaudited)
Net income	$187,984	$167,323

Other comprehensive income (loss), before related income taxes:
Pension and postretirement benefits	9,864	11,153
Net investment hedge gains (losses)	14,772	(57,570)
Foreign currency translation (losses) gains	(30,055)	46,638
Unrealized gains on marketable securities	456	2,151

Total other comprehensive (loss) income, before related income taxes	(4,963)	2,372

Income taxes (expense) benefit related to items of other comprehensive income	(4,433)	15,460

Comprehensive income, net of income taxes	178,588	185,155

Comprehensive income attributable to noncontrolling interest	(1,883)	(1,573)

Comprehensive income attributable to Levi Strauss & Co.	$176,705	$183,582

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands) (Unaudited)
Cash Flows from Operating Activities:
Net income	$187,984	$167,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	92,130	85,618
Unrealized foreign exchange (gains) losses	(13,827)	36,717
Realized loss (gain) on settlement of forward foreign exchange contracts not designated for hedge accounting	20,446	(184)
Employee benefit plans’ amortization from accumulated other comprehensive loss and settlement loss	9,865	11,153
Loss on early extinguishment of debt	—	22,793
Stock-based compensation	15,025	21,910
Other, net	3,678	4,146
Provision for (benefit from) deferred income taxes	127,626	(7,447)
Change in operating assets and liabilities:
Trade receivables	(11,692)	45,642
Inventories	(202,822)	(77,758)
Other current assets	(36,122)	(4,947)
Other non-current assets	(6,045)	(3,747)
Accounts payable and other accrued liabilities	111,164	23,022
Restructuring liabilities	(306)	(3,559)
Income tax liabilities	11,479	16,042
Accrued salaries, wages and employee benefits and long-term employee related benefits	(101,758)	(42,599)
Other long-term liabilities	(2,066)	326

Net cash provided by operating activities	204,759	294,451

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(99,260)	(75,793)
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(20,446)	184

Net cash used for investing activities	(119,706)	(75,609)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	502,835
Repayments of long-term debt	—	(525,000)
Proceeds from short-term credit facilities	27,737	23,898
Repayments of short-term credit facilities	(24,196)	(20,382)
Other short-term borrowings, net	49	(10,255)
Payment of debt extinguishment costs	—	(21,902)
Payment of debt issuance costs	—	(10,110)
Repurchase of common stock, including shares surrendered for tax withholdings on equity award exercises	(53,773)	(13,292)
Dividend to stockholders	(45,000)	(35,000)
Other financing, net	(580)	(3,196)

Net cash used for financing activities	(95,763)	(112,404)

Effect of exchange rate changes on cash and cash equivalents	(10,406)	9,288

Net (decrease) increase in cash and cash equivalents	(21,116)	115,726
Beginning cash and cash equivalents	633,622	375,563

Ending cash and cash equivalents	$612,506	$491,289

Noncash Investing Activity:
Property, plant and equipment acquired and not yet paid at end of period	$13,093	$10,951
Property, plant and equipment additions due to build-to-suit lease transactions	2,750	4,459
Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$27,511	$29,570
Cash paid for income taxes during the period, net of refunds	67,221	32,944

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s largest brand-name apparel companies. The Company designs, markets and sells—directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands. The Company operates its business through three geographic regions: Americas, Europe and Asia.

Basis of Presentation and Principles of Consolidation

The unaudited consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information. In the opinion of management, all adjustments necessary for a fair statement of the financial position and the results of operations for the periods presented have been included. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended November 26, 2017, included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 7, 2018.

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Management believes the disclosures are adequate to make the information presented herein not misleading. The results of operations for the nine months ended August 26, 2018 may not be indicative of the results to be expected for any other interim period or the year ending November 25, 2018.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Each quarter of both fiscal years 2018 and 2017 consists of 13 weeks. All references to years relate to fiscal years rather than calendar years.

Certain insignificant amounts on the Consolidated Balance Sheets and Consolidated Statements of Cash Flows have been conformed to the August 26, 2018 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Recently Issued Accounting Standards

There have been no developments to recently issued accounting standards, including the expected dates of adoption and estimated effects on the Company’s consolidated financial statements

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

and footnote disclosures, from those disclosed in the Company’s Annual Report on Form 10-K filed with the SEC on February 7, 2018, except for the following, which have been grouped by their effective dates for the Company:

First Quarter of 2019

•

In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of net periodic benefit costs requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, expected return on plan assets, amortization of prior service costs or credits, curtailments and settlements, actuarial gains and losses, etc.). Accordingly, the Company determined this will impact the Company’s Consolidated Statements of Income, as the service cost components of net periodic benefit costs will be reported within operating income and the other components of net periodic benefit costs will be reported in the Other Income (Expense), Net line item. The presentation change in the Consolidated Statements of Income requires application on a retrospective basis. A practical expedient is permitted under the guidance which allows the Company to use information previously disclosed in the pension and other postretirement benefit plans footnote as the basis to apply the retrospective presentation requirements. The Company continues to assess the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Under the new standard and its related amendments (collectively known as Accounting Standards Codification 606 (“ASC 606”)), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures will be required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has established an implementation team to assist with its assessment of the impact that the new standard will have on its processes and controls, consolidated financial statements and related disclosures. This includes a review of current accounting policies and practices to identify potential differences that would result from applying ASC 606.

The Company has identified its major revenue streams as sales of products to wholesale customers, including franchised stores, direct sales to consumers at company-operated stores, including e-commerce, and company-operated shop-in-shops and performed an analysis of its contracts with customers to evaluate the impact ASC 606 will have on the timing and classification of revenue. The majority of the Company’s revenue relates to product sales of which revenue is recognized when products are shipped or delivered to the customer or provided directly to consumers through retail locations. In addition, impacts associated with variable consideration received for items such as loyalty rewards, gift cards, discounts and retailer promotions are not expected to be material as the Company is currently accounting for this consideration consistent with the new standard.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

The Company has identified certain changes in balance sheet classification under ASC 606. Allowances for estimated returns, discounts and retailer promotions and other similar incentives will be presented as other accrued liabilities rather than netted within accounts receivable, and the estimated cost of inventory associated with allowances for estimated returns will be included as other current assets rather than inventories. The Company will be adopting this standard as of November 26, 2018 using the modified retrospective approach, and is still evaluating the practical expedient elections.

First Quarter of 2020

•

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires the identification of arrangements that should be accounted for as leases by lessees. In general, for operating or financing lease arrangements exceeding a twelve month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization and interest expense for financing leases. The Company is in the process of gathering information to evaluate real estate, personal property, and other arrangements that may meet the definition of a lease. The FASB has subsequently issued updates to the standard to provide additional clarification on specific topics, including permitted transition methods. Given the significant number of leases, the Company anticipates the new guidance will have a material impact on the consolidated balance sheets.

•

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 refines and expands hedge accounting for both financial and commodity risks. This ASU creates more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. In addition, this ASU makes certain targeted improvements to simplify the application of hedge accounting guidance. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income (loss). The guidance will be effective for the Company in the first quarter of fiscal 2020 with early adoption permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

First Quarter of 2021

•

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance provides criteria for determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The capitalized implementation costs are required to be expensed over the term of the hosting arrangement. The guidance

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

also clarifies the presentation requirements for reporting such costs in the entity’s financial statements. Early adoption is permitted. The Company is currently evaluating the impact that adopting this new accounting standard will have on its consolidated financial statements and related disclosures.

First Quarter of 2022

•

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Early adoption is permitted. The Company is currently evaluating the impact that adopting this new accounting standard will have on its related disclosures.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	August 26, 2018			November 26, 2017
		Fair Value Estimated Using			Fair Value Estimated Using
	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)
	(Dollars in thousands)
Financial assets carried at fair value
Rabbi trust assets	$32,330	$32,330	$—	$31,139	$31,139	$—
Forward foreign exchange contracts(3)	16,450	—	16,450	6,296	—	6,296

Total	$48,780	$32,330	$16,450	$37,435	$31,139	$6,296

Financial liabilities carried at fair value
Forward foreign exchange contracts(3)	$10,619	$—	$10,619	$23,799	$—	$23,799

(1)

Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities.

(2)

Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly, and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and, where applicable, credit default swap prices.

(3)

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net settlement of these contracts on a per-institution basis. Effective as of the first quarter of 2018, the Company recorded and presented the fair values of derivative over-the-counter forward

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

foreign exchange contracts on a gross basis in its consolidated balance sheets, including those subject to master netting arrangements. The comparative period was revised to reflect the change from a net basis to a gross basis.

The following table presents the carrying value, including related accrued interest, and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	August 26, 2018		November 26, 2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial liabilities carried at adjusted historical cost
5.00% senior notes due 2025(1)	$493,102	$496,133	$485,419	$507,185
3.375% senior notes due 2027(1)	549,584	571,222	559,037	590,266
Short-term borrowings	36,148	36,148	38,727	38,727

Total	$1,078,834	$1,103,503	$1,083,183	$1,136,178

(1)

Fair values are estimated using Level 1 inputs and incorporate mid-market price quotes. Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

NOTE 3: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of August 26, 2018, the Company had forward foreign exchange contracts to buy $566.7 million and to sell $104.2 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2020.

Effective as of the first quarter of 2018, the Company recorded and presented the fair value of its derivative assets and liabilities on a gross basis in the consolidated balance sheets based on contractual maturity dates, including those subject to master netting arrangements. The comparative period was revised to reflect the change from a net basis to a gross basis.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

The table below provides data about the carrying values of derivative instruments and non-derivative instruments:

	August 26, 2018			November 26, 2017
	Assets	(Liabilities)	Derivative Net Carrying Value	Assets	(Liabilities)	Derivative Net Carrying Value
	Carrying Value	Carrying Value		Carrying Value	Carrying Value
	(Dollars in thousands)
Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$16,450	$—	$16,450	$6,296	$—	$6,296
Forward foreign exchange contracts(2)	—	(10,619)	(10,619)	—	(23,799)	(23,799)

Total	$16,450	$(10,619)		$6,296	$(23,799)

Non-derivatives designated as hedging instruments
Euro senior notes	$—	$(548,008)		$—	$(562,780)

(1)	Included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets.
(2)	Included in “Other accrued liabilities” or “Other long-term liabilities” on the Company’s consolidated balance sheets.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net settlement of these contracts on a per-institution basis; however, the Company records the fair value on a gross basis on its consolidated balance sheets based on maturity dates, including those subject to master netting arrangements. The table below presents the gross and net amounts of these contracts recognized on the Company’s consolidated balance sheets by type of financial instrument:

	August 26, 2018			November 26, 2017
	Gross Amounts of Assets/ (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet	Net Amounts of Assets/ (Liabilities)	Gross Amounts of Assets/ (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet	Net Amounts of Assets/ (Liabilities)
	(Dollars in thousands)
Over-the-counter forward foreign exchange contracts
Financial assets	$15,112	$(3,745)	$11,367	$3,218	$(3,146)	$72
Financial liabilities	(4,177)	3,745	(432)	(20,876)	3,146	(17,730)

Total			$10,935			$(17,658)

Embedded derivative contracts
Financial assets	$1,338	$—	$1,338	$3,078	$—	$3,078
Financial liabilities	(6,442)	—	(6,442)	(2,923)	—	(2,923)

Total			$(5,104)			$155

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive loss” (“AOCI”) on the Company’s consolidated balance sheets:

	Gain or (Loss) Recognized in AOCI (Effective Portion)
	As of August 26, 2018	As of November 26, 2017
	(Dollars in thousands)
Forward foreign exchange contracts	$4,637	$4,637
Yen-denominated Eurobonds	(19,811)	(19,811)
Euro-denominated senior notes	(60,924)	(75,697)
Cumulative income taxes	31,339	35,253

Total	$(44,759)	$(55,618)

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands)
Forward foreign exchange contracts:
Realized (loss) gain	$(20,446)	$184
Unrealized gain (loss)	22,607	(44,705)

Total	$2,161	$(44,521)

NOTE 4: DEBT

The following table presents the Company’s debt:

	August 26, 2018	November 26, 2017
	(Dollars in thousands)
Long-term debt
5.00% senior notes due 2025	$485,115	$483,683
3.375% senior notes due 2027	540,940	555,177

Total long-term debt	$1,026,055	$1,038,860

Short-term debt
Short-term borrowings	$35,790	$38,451

Total debt	$1,061,845	$1,077,311

Senior Revolving Credit Facility

The Company’s unused availability under its senior secured revolving credit facility was $669.1 million at August 26, 2018, as the Company’s total availability of $713.6 million was reduced by $44.5 million of letters of credit and other credit usage allocated under the credit facility.

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during the nine months ended August 26, 2018 was 5.00%, as compared to 5.80% in the same period of 2017.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

NOTE 5: EMPLOYEE BENEFIT PLANS

The following table summarizes the total net periodic benefit cost for the Company’s defined pension plans and postretirement benefit plans:

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands)
Net periodic benefit cost:
Pension Benefits	$2,434	$8,952
Postretirement Benefits	2,777	3,443

Net periodic benefit cost	$5,211	$12,395

The Company increased the estimated contributions to its pension plans in 2018 from $94.7 million to $124.0 million.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Forward Foreign Exchange Contracts

The Company uses over-the-counter derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. See Note 3 for additional information.

Other Contingencies

Litigation.    In the ordinary course of business, the Company has various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. The Company does not believe any of these pending legal proceedings will have a material impact on its financial condition, results of operations or cash flows.

Customs Duty Audits.    The Company imports both raw materials and finished garments into all of its operating regions and as such, is subject to numerous countries complex customs laws and regulations with respect to its import and export activity. The Company is currently undergoing audit assessments and the related legal appeal processes with various customs authorities. While the Company is vigorously defending its position and does not believe any of the claims for customs duty and related charges have merit, the ultimate resolution of these assessments and legal proceedings are subject to risk and uncertainty.

NOTE 7: DIVIDEND

In the first quarter of 2018, the Company’s Board of Directors declared a cash dividend of $90 million, payable in two $45 million installments. The Company paid the first installment in the first quarter of 2018. The second installment of $45 million is expected to be paid in the fourth quarter of 2018 based on the holders of record on October 5, 2018, and was recorded in “Other accrued liabilities” in the Company’s consolidated balance sheets.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

The Company does not have an established dividend policy. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the Company’s Board of Directors depending upon, among other factors, the Company’s financial condition and compliance with the terms of the Company’s debt agreements.

NOTE 8: ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a summary of the components of “Accumulated other comprehensive loss,” net of related income taxes:

	August 26, 2018	November 26, 2017
	(Dollars in thousands)
Pension and postretirement benefits	$(225,013)	$(232,181)
Net investment hedge losses	(44,759)	(55,618)
Foreign currency translation losses	(138,850)	(111,092)
Unrealized gains on marketable securities	4,383	4,048

Accumulated other comprehensive loss	(404,239)	(394,843)
Accumulated other comprehensive income attributable to noncontrolling interest	9,482	9,538

Accumulated other comprehensive loss attributable to Levi Strauss & Co.	$(413,721)	$(404,381)

No material amounts were reclassified out of “Accumulated other comprehensive loss” into net income other than insignificant amounts that pertain to the Company’s pension and postretirement benefit plans. These amounts are included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 9: OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net”:

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands)
Foreign exchange management gains (losses)(1)	$2,161	$(44,521)
Foreign currency transaction (losses) gains(2)	(10,528)	7,216
Interest income	6,502	2,206
Investment income	734	629
Other, net	2,175	2,057

Total other income (expense), net	$1,044	$(32,413)

(1)

Gains and losses on forward foreign exchange contracts primarily resulted from currency fluctuations relative to negotiated contract rates. Losses in the nine-month period ended August 27, 2017 were primarily due to unfavorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso, the Euro and the Canadian dollar.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

(2)

Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Losses in the nine-month period ended August 26, 2018 were primarily due to the weakening of the Euro and Brazilian Real against the US dollar. Gains in the nine-month period ended August 27, 2017 were primarily due to the strengthening of the Mexican Peso and Euro against the US dollar.

NOTE 10: INCOME TAXES

On December 22, 2017, the Tax Act was enacted in the United States. The Tax Act introduced many changes, including lowering the U.S. corporate tax rate from 35% to 21%, changes in incentives, provisions to prevent U.S. base erosion and significant changes in the taxation of international income, and provisions which allow for the repatriation of foreign earnings without U.S. tax. By operation of tax law, the Company will apply a blended U.S. statutory federal income tax rate of 22.4% for fiscal year 2018 based on the pro rata number of days in the fiscal year before and after the effective date of the Tax Act. The enactment of the Tax Act resulted in a provisional charge of $129.6 million to tax expense for the nine-month period ended August 26, 2018. This charge was comprised of a $91.5 million re-measurement of the Company’s deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as well as a $38.1 million one-time U.S. transition tax on undistributed foreign earnings. During the third quarter, the Company recorded a $7.1 million benefit mostly related to its provisional amount on re-measurement of deferred tax assets and liabilities due to the finalization of its U.S. tax return.

The provisions in the Tax Act are complex and broad. All components of the provisional charge of $129.6 million are based on the Company’s estimates as of August 26, 2018. Specifically, the transition tax and the re-measurement of deferred tax balances are provisional and have been calculated based on existing tax law and the best information available as of August 26, 2018. The final impact of U.S. tax reform may differ, possibly materially, due to factors such as changes in interpretations of the Tax Act, legislative action to address uncertainties that arise because of the Tax Act, changes to estimates the Company has utilized to calculate the provisional impacts, and additional guidance that may be issued by the U.S. government, among other items. As these various factors are finalized, any change will be recorded as an adjustment to the provision for income taxes in the period the amounts are determined during a measurement period granted by the SEC of up to one year after the enactment date of the Tax Act to finalize the accounting of the related income tax impacts.

In addition, the Company is still evaluating the Global Intangible Low Tax Income (“GILTI”) provisions of the Tax Act and their impact, if any, on the consolidated financial statements beginning fiscal year 2019, including whether the Company adopts an accounting policy to treat such taxes as a current-period expense when incurred or whether such amounts should be factored into the Company’s measurement of deferred taxes. As a result, the Company has not included an estimate of the tax expense related to this item as of August 26, 2018.

The effective income tax rate was 48.4% for the nine months ended August 26, 2018, compared to 20.2% for the same prior-year period. The increase in the effective tax rate in 2018 as compared to 2017 was driven by a 35.6% one-time tax charge related to the impact of the Tax Act described above, offset by a 3.6% discrete tax benefit from release of reserves for uncertain tax positions due to finalization of a foreign audit in the second quarter of 2018.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

NOTE 11: EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic earnings per share attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of common shares outstanding for the potentially dilutive impact of restricted stock units and stock appreciation rights using the treasury stock method. The following table sets forth the computation of the Company’s basic and diluted earnings per share as follows:

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands, except per share amounts)
Numerator:
Net income attributable to Levi Strauss & Co.	$186,044	$165,651
Denominator:
Weighted-average common shares outstanding—basic	37,717,102	37,623,890
Dilutive effect of stock awards	1,057,256	772,194

Weighted-average common shares outstanding—diluted	38,774,357	38,396,083
Earnings per common share attributable to common stockholders:
Basic	$4.93	$4.40
Diluted	$4.80	$4.31
Anti-dilutive securities excluded from the calculation of diluted earnings per share attributable to common stockholders	17,374	599,038

NOTE 12: RELATED PARTIES

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, Kelly McGinnis, Senior Vice President of Corporate Affairs and Chief Communications Officer, and Elizabeth O’Neill, Executive Vice President and President of Product, Innovation and Supply Chain were board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Executive Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During the nine-month period ended August 26, 2018, the Company donated $7.3 million to the Levi Strauss Foundation as compared to $6.9 million for the same prior-year period.

NOTE 13: BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia. The Company considers its chief executive officer to be the Company’s chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE NINE MONTHS ENDED AUGUST 26, 2018

Business segment information for the Company is as follows:

	Nine Months Ended
	August 26, 2018	August 27, 2017
	(Dollars in thousands)
Net revenues:
Americas	$2,119,820	$1,918,657
Europe	1,225,295	938,719
Asia	638,465	580,861

Total net revenues	$3,983,580	$3,438,237

Operating income:
Americas	$370,926	$347,873
Europe	245,307	160,778
Asia	71,839	56,655

Regional operating income	688,072	565,306
Corporate expenses(1)	278,840	247,995

Total operating income	409,232	317,311
Interest expense	(45,659)	(52,305)
Loss on early extinguishment of debt	—	(22,793)
Other (expense) income, net	1,044	(32,413)

Income before income taxes	$364,617	$209,800

(1)

Included in Corporate expenses for the nine month period ended August 27, 2017 is the recognition of approximately $8.3 million stock-based compensation expense related to prior periods, for the correction of the periods used for the recognition of expense associated with employees eligible to vest awards after retirement.

NOTE 14: SUBSEQUENT EVENTS

Events subsequent to Original Issuance of Financial Statements

In connection with the reissuance of the financial statements, we have evaluated subsequent events through October 19, 2018, which is the date the financial statements were available to be issued.

The Company’s Board of Directors declared a cash dividend of $90 million on January 30, 2018, payable in two $45 million installments. The Company paid the first and second installment on February 22, 2018 and October 18, 2018, respectively.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Levi Strauss & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Levi Strauss & Co. and its subsidiaries as of November 26, 2017 and November 27, 2016, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of valuation and qualifying accounts as of and for each of the two years in the period ended November 26, 2017 appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

February 7, 2018, except for the effects of disclosing earnings per share information discussed in Note 19 to the consolidated financial statements, as to which the date is October 19, 2018

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$633,622	$375,563
Trade receivables, net of allowance for doubtful accounts of $11,726 and $11,974	485,485	479,018
Inventories:
Raw materials	3,858	2,454
Work-in-process	3,008	3,074
Finished goods	752,530	710,653

Total inventories	759,396	716,181
Other current assets	115,889	115,385

Total current assets	1,994,392	1,686,147
Property, plant and equipment, net of accumulated depreciation of $951,249 and $856,588	424,463	393,605
Goodwill	237,327	234,280
Other intangible assets, net	42,893	42,946
Deferred tax assets, net	537,923	523,101
Other non-current assets	117,694	107,017

Total assets	$3,354,692	$2,987,096

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$38,451	$38,922
Accounts payable	289,505	270,293
Accrued salaries, wages and employee benefits	227,251	180,740
Restructuring liabilities	786	4,878
Accrued interest payable	6,327	5,098
Accrued income taxes	16,020	9,652
Other accrued liabilities	299,286	252,160

Total current liabilities	877,626	761,743
Long-term debt	1,038,860	1,006,256
Long-term capital leases	16,524	15,360
Postretirement medical benefits	89,248	100,966
Pension liability	314,525	354,461
Long-term employee related benefits	90,998	73,243
Long-term income tax liabilities	20,457	20,150
Other long-term liabilities	77,031	63,796

Total liabilities	2,525,269	2,395,975

Commitments and contingencies
Temporary equity	127,035	79,346

Stockholders’ Equity:
Levi Strauss & Co. stockholders’ equity
Common stock—$.01 par value; 270,000,000 shares authorized; 37,521,447 shares and 37,470,158 shares issued and outstanding	375	375
Additional paid-in capital	—	1,445
Retained earnings	1,100,916	935,049
Accumulated other comprehensive loss	(404,381)	(427,314)

Total Levi Strauss & Co. stockholders’ equity	696,910	509,555
Noncontrolling interest	5,478	2,220

Total stockholders’ equity	702,388	511,775

Total liabilities, temporary equity and stockholders’ equity	$3,354,692	$2,987,096

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands, except per share amounts)
Net revenues	$4,904,030	$4,552,739
Cost of goods sold	2,341,301	2,223,727

Gross profit	2,562,729	2,329,012
Selling, general and administrative expenses	2,095,560	1,866,493
Restructuring, net	—	312

Operating income	467,169	462,207
Interest expense	(68,603)	(73,170)
Loss on early extinguishment of debt	(22,793)	—
Other income (expense), net	(26,992)	18,223

Income before income taxes	348,781	407,260
Income tax expense	64,225	116,051

Net income	284,556	291,209
Net income attributable to noncontrolling interest	(3,153)	(157)

Net income attributable to Levi Strauss & Co.	$281,403	$291,052

Earnings per common share attributable to common stockholders:
Basic	$7.48	$7.76

Diluted	$7.32	$7.60

Weighted-average common shares outstanding:
Basic	37,617,735	37,514,156

Diluted	38,433,833	38,285,294

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net income	$284,556	$291,209

Other comprehensive income (loss), before related income taxes:
Pension and postretirement benefits	30,125	(22,925)
Net investment hedge (losses) gains	(59,945)	(829)
Foreign currency translation gains (losses)	40,256	(30,380)
Unrealized gains (losses) on marketable securities	3,379	143

Total other comprehensive income (loss), before related income taxes	13,815	(53,991)

Income tax benefit (expense) related to items of other comprehensive (loss) income	9,223	6,211

Comprehensive income, net of income taxes	307,594	243,429

Comprehensive income attributable to noncontrolling interest	(3,258)	(625)

Comprehensive income attributable to Levi Strauss & Co.	$304,336	$242,804

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Levi Strauss & Co. Stockholders
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Stockholders’ Equity
	(Dollars in thousands)
Balance at November 29, 2015	$375	$3,291	$705,668	$(379,066)	$1,595	$331,863

Net income	—	—	291,052	—	157	291,209
Other comprehensive (loss) income, net of tax	—	—	—	(48,248)	468	(47,780)
Stock-based compensation and dividends, net	—	9,649	(40)	—	—	9,609
Reclassification to temporary equity	—	(10,563)	—	—	—	(10,563)
Repurchase of common stock	—	(932)	(1,631)	—	—	(2,563)
Cash dividends paid	—	—	(60,000)	—	—	(60,000)

Balance at November 27, 2016	375	1,445	935,049	(427,314)	2,220	511,775

Net income	—	—	281,403	—	3,153	284,556
Other comprehensive income, net of tax	—	—	—	22,933	105	23,038
Stock-based compensation and dividends, net	2	25,878	(70)	—	—	25,810
Reclassification to temporary equity	—	(13,575)	(34,114)	—	—	(47,689)
Repurchase of common stock	(2)	(13,748)	(11,352)	—	—	(25,102)
Cash dividends paid	—	—	(70,000)	—	—	(70,000)

Balance at November 26, 2017	$375	$—	$1,100,916	$(404,381)	$5,478	$702,388

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$284,556	$291,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,387	103,878
Unrealized foreign exchange (gains) losses	24,731	(5,853)
Realized (gain) loss on settlement of forward foreign exchange contracts not designated for hedge accounting	5,773	(17,175)
Employee benefit plans’ amortization from accumulated other comprehensive loss and settlement losses	30,125	14,991
Loss on extinguishment of debt, net of write-off of unamortized debt issuance costs	22,793	—
Stock-based compensation	25,809	9,333
Deferred income taxes	(486)	66,078
Other, net	8,005	2,813
Change in operating assets and liabilities:
Trade receivables	3,981	6,150
Inventories	(14,409)	(121,379)
Other current assets	1,828	(22,944)
Other non-current assets	(6,862)	(9,103)
Accounts payable and other accrued liabilities	35,714	43,040
Restructuring liabilities	(4,274)	(17,290)
Income tax liabilities	2,478	7,653
Accrued salaries, wages and employee benefits and long-term employee related benefits	(9,408)	(49,880)
Other long-term liabilities	(1,800)	5,029

Net cash provided by operating activities	525,941	306,550

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(118,778)	(102,950)
Proceeds from sale of assets	160	17,427
Proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(5,773)	17,175

Net cash used for investing activities	(124,391)	(68,348)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	502,835	—
Repayments of long-term debt	(525,000)	(36,092)
Proceeds from senior revolving credit facility	—	180,000
Repayments of senior revolving credit facility	—	(279,000)
Proceeds from short-term credit facilities	35,333	29,154
Repayments of short-term credit facilities	(29,764)	(18,219)
Other short-term borrowings, net	(6,231)	13,475
Payment of debt extinguishment costs	(21,902)	—
Payment of debt issuance costs	(10,366)	—
Repurchase of common stock, including shares surrendered for tax withholdings on equity exercises	(25,102)	(2,563)
Dividend to stockholders	(70,000)	(60,000)
Other financing, net	(1,536)	(304)

Net cash used for financing activities	(151,733)	(173,549)

Effect of exchange rate changes on cash and cash equivalents	8,242	(7,661)

Net increase in cash and cash equivalents	258,059	56,992
Beginning cash and cash equivalents	375,563	318,571

Ending cash and cash equivalents	$633,622	$375,563

Noncash Investing Activity:
Property, plant and equipment acquired and not yet paid at end of period	$22,664	$19,903
Property, plant and equipment additions due to build-to-suit lease transactions	19,888	—
Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$52,097	$67,052
Cash paid for income taxes during the period, net of refunds	54,602	57,148

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s largest brand-name apparel companies. The Company designs, markets and sells—directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories, for men, women and children around the world under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands. The Company operates its business through three geographic regions: Americas, Europe and Asia.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The Company is privately held primarily by descendants of the family of its founder, Levi Strauss, and their relatives.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Fiscal 2017 and 2016 were 52-week years, ending on November 26, 2017 and November 27, 2016, respectively. Each quarter of fiscal years 2017 and 2016 consisted of 13 weeks. All references to years relate to fiscal years rather than calendar years.

Out-of-Period Adjustments

For the year ended November 26, 2017, the Company’s results include an out-of-period adjustment, which increased selling, general and administrative expenses by approximately $8.3 million and decreased net income by approximately $5.1 million. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. The Company has evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

Reclassification

Certain amounts in Note 20 “Business Segment Information” have been conformed to the November 26, 2017 presentation. Effective as of the beginning of 2017, certain of our global expenses that support all of the Company’s regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in the Company’s Americas region segment and Corporate expenses, have now been allocated to the Company’s three regional business segments, and reported in their operating results. Business segment information for the prior-year periods has been revised to reflect this change in presentation.

Certain insignificant amounts on the consolidated statements of cash flows have been conformed to the November 26, 2017 presentation.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at fair value.

Accounts Receivable, Net

The Company extends credit to its customers that satisfy pre-defined credit criteria. Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectability based on historic trends, customer-specific circumstances, and an evaluation of economic conditions. Actual write-off of receivables may differ from estimates due to changes in customer and economic circumstances.

Inventory Valuation

The Company values inventories at the lower of cost or market value. Inventory cost is determined using the first-in first-out method. The Company includes product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating its remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. The Company estimates quantities of slow-moving and obsolete inventory, by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. The Company determines inventory market values by estimating expected selling prices based on the Company’s historical recovery rates for slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of distribution and current consumer preferences.

Income Tax Assets and Liabilities

The future effective tax rate will ultimately depend on the mix of earnings between domestic and foreign operations, the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside of the United States, changes in tax laws and regulations and potential resolutions on tax examinations, refund claims and litigation. Remittances of foreign earnings to the United States are planned based on projected cash flow, working capital and investment needs of our foreign and domestic operations. Based on these assumptions, the Company estimates the amount that will be distributed to the United States and provides U.S. federal taxes on these amounts. Material changes in the Company’s

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

estimates as to how much of the Company’s foreign earnings will be distributed to the United States or tax legislation that limits or restricts the amount of undistributed foreign earnings that the Company considers indefinitely reinvested outside the United States could materially impact the Company’s income tax provision and effective tax rate. Significant judgment is required in determining the Company’s worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for valuation allowances.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. All deferred income taxes are classified as non-current on the Company’s consolidated balance sheets. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, the Company’s management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies.

The Company continuously reviews issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company evaluates uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step, for those positions that meet the recognition criteria, is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized. The Company believes that its recorded tax liabilities are adequate to cover all open tax years based on its assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that the Company’s view as to the outcome of these matters change, the Company will adjust income tax expense in the period in which such determination is made. The Company classifies interest and penalties related to income taxes as income tax expense.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. The cost is depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs relating to internal-use software development are capitalized when incurred during the application development phase. Buildings are depreciated over 20 to 40 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Buildings and leasehold improvements includes build-to-suit assets related to the construction of a building or leasehold improvement (generally on property owned by the landlord) when the Company concludes it has substantially all of the risks of ownership during construction of a leased property and therefore is deemed the owner of the project. The related financing obligation is recorded in “other accrued liabilities”. Machinery and equipment includes furniture and fixtures, automobiles and trucks, and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

networking communication equipment, and is depreciated over a range from three to 20 years. Capitalized internal-use software is depreciated over periods ranging from three to seven years.

Goodwill and Other Intangible Assets

Goodwill resulted primarily from a 1985 acquisition of the Company by Levi Strauss Associates Inc., a former parent company that was subsequently merged into the Company in 1996, and the Company’s 2009 acquisitions. Goodwill is not amortized. Intangible assets are comprised of owned trademarks with indefinite useful lives which are not being amortized and acquired contractual rights.

Impairment

The Company reviews its goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of its fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. The Company qualitatively assesses goodwill and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than its carrying amount. During fiscal 2017, the Company performed this analysis by examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit’s fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of the Company’s goodwill or other non-amortized intangible asset for impairment.

If goodwill is not qualitatively assessed or if goodwill is qualitatively assessed and it is determined it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, the Company compares the carrying value of the reporting unit or applicable asset to its fair value, which the Company estimates using a discounted cash flow analysis or by comparison with the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, the Company performs the second step, and determines the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value.

The Company reviews its other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, the Company utilizes the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Debt Issuance Costs

The Company capitalizes debt issuance costs on its senior revolving credit facility, which are included in “Other non-current assets” on the Company’s consolidated balance sheets. Capitalized debt issuance costs on the Company’s unsecured long-term debt are presented as a reduction to the debt outstanding on the Company’s consolidated balance sheets. The unsecured long-term debt

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

issuance costs are generally amortized utilizing the effective interest method whereas the senior revolving credit facility issuance costs are amortized utilizing the straight-line method. Amortization of debt issuance costs is included in “Interest expense” in the consolidated statements of income.

Deferred Rent

The Company is obligated under operating leases of property for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. Rental expenses relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities included in “Other accrued liabilities” and “Other long-term liabilities” on the consolidated balance sheets.

Fair Value of Financial Instruments

The fair values of the Company’s financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to the Company as of November 26, 2017 and November 27, 2016.

The carrying values of cash and cash equivalents, trade receivables and short-term borrowings approximate fair value since they are short term in nature. The Company has estimated the fair value of its other financial instruments using the market and income approaches. Rabbi trust assets and forward foreign exchange contracts are carried at their fair values. The Company’s debt instruments are carried at historical cost and adjusted for amortization of premiums, discounts, or deferred financing costs, foreign currency fluctuations and principal payments.

Pension and Postretirement Benefits

The Company has several non-contributory defined benefit retirement plans covering eligible employees. The Company also provides certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, the Company sponsors other retirement or post-employment plans for its foreign employees in accordance with local government programs and requirements. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

The Company recognizes either an asset or a liability for any plan’s funded status in its consolidated balance sheets. The Company measures changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events over the estimated service lives of the remaining employees in the plan. For plans where participants will not earn additional benefits by rendering future service, which includes the Company’s U.S. plans, individual events are spread over the plan participants’ estimated remaining lives. The Company’s policy is to fund its retirement plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements. Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical and mortality trend

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

rates. The Company considers several factors including historical rates, expected rates and external data to determine the assumptions used in the actuarial models.

Employee Incentive Compensation

The Company maintains short-term and long-term employee incentive compensation plans. Provisions for employee incentive compensation are recorded in “Accrued salaries, wages and employee benefits” and “Long-term employee related benefits” on the Company’s consolidated balance sheets. The Company accrues the related compensation expense over the period of the plan and changes in the liabilities for these incentive plans generally correlate with the Company’s financial results and projected future financial performance.

Stock-Based Compensation

The Company has stock-based incentive plans, which allow for the issuance of cash or equity-settled awards to certain employees and non-employee directors. The Company recognizes stock-based compensation expense for share-based awards that are classified as equity based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. The cash-settled awards are classified as liabilities and stock-based compensation expense is measured using fair value at the end of each reporting period until settlement.

The Company’s common stock is not listed on any established stock exchange. Accordingly, the stock’s fair value on the grant date is established by the Company’s Board of Directors based on factors including the most recent valuation conducted by a third-party valuation firm. For each reporting period, the common stock’s fair value is estimated based upon an internally derived valuation consistent with the valuation methodology employed on the grant date. Determining the fair value of the Company’s stock requires complex judgments. The valuation process includes comparison of the Company’s historical and estimated future financial results with selected publicly-traded companies and application of a discount for the illiquidity of the stock to derive the fair value of the stock. The Company uses this valuation for, among other things, making determinations under its stock-based compensation plans, such as the grant date fair value, redemption and intrinsic value of the awards.

For stock appreciation rights that are classified as equity, the Company uses the Black-Scholes valuation model to estimate the grant date fair value, unless the awards are subject to a market condition, in which case the Company uses a Monte Carlo simulation valuation model. The grant date fair value of equity-classified restricted stock units that are not subject to a market condition, is based on the fair value of the Company’s common stock on the date of grant, adjusted to reflect the absence of dividends for those awards that are not entitled to dividend equivalents. For restricted stock units that include a market condition, the Company uses a Monte Carlo simulation valuation model to estimate the grant date fair value. For share-based awards that are classified as liabilities, the fair value of the awards is estimated using the intrinsic value method, which is based on the Company’s common stock fair value on each measurement date.

The Black-Scholes option pricing model and the Monte Carlo simulation model require the input of highly subjective assumptions including volatility. Due to the fact that the Company’s common stock is not publicly traded, the computation of expected volatility is based on the average of the implied volatilities and the historical volatilities over the expected life of the awards, of a representative peer

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

group of publicly-traded entities. Other assumptions include expected life, risk-free rate of interest and dividend yield. For equity awards with a service condition, the expected life is derived based on historical experience and expected future post-vesting termination and exercise patterns. For equity awards with a performance condition, the expected life is computed using the simplified method until historical experience is available. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, the Company has included stock-based compensation cost in “Selling, general and administrative expenses” in the consolidated statements of income.

Self-Insurance

Up to certain limits, the Company self-insures various loss exposures primarily relating to workers’ compensation risk and employee and eligible retiree medical health benefits. The Company carries insurance policies covering claim exposures which exceed predefined amounts, per occurrence and/or in the aggregate. Accruals for losses are made based on the Company’s claims experience and actuarial assumptions followed in the insurance industry, including provisions for incurred but not reported losses.

Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivatives as assets and liabilities at their fair values, which are included in “Other current assets”, “Other non-current assets”, “Other accrued liabilities” or “Other long-term liabilities” on the Company’s consolidated balance sheets. The Company uses derivatives to manage exposures that are sensitive to changes in market conditions, such as foreign currency risk. Additionally, some of the Company’s contracts contain provisions that are accounted for as embedded derivative instruments. The Company does not designate its derivative instruments for hedge accounting; changes in the fair values of these instruments are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The non-derivative instruments the Company designates and that qualify for hedge accounting treatment hedge the Company’s net investment position in certain of its foreign subsidiaries. For these instruments, the Company documents the hedge designation by identifying the hedging instrument, the nature of the risk being hedged and the approach for measuring hedge effectiveness. The ineffective portions of these hedges are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The effective portions of these hedges are recorded in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets and are not reclassified to earnings until the related net investment position has been liquidated.

Foreign Currency

The functional currency for most of the Company’s foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into U.S. Dollars using period-end exchange rates; income and expenses are translated at average monthly exchange rates; and equity accounts are translated at historical rates. Net changes resulting from such translations are recorded as a component of translation adjustments in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. At each balance sheet date, each entity remeasures the recorded balances related to foreign-currency transactions using the period-end exchange rate. Unrealized gains or losses arising from the remeasurement of these balances are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. In addition, at the settlement date of foreign currency transactions, the realized foreign currency gains or losses are recorded in “Other income (expense), net” in the Company’s consolidated statements of income to reflect the difference between the rate effective at the settlement date and the historical rate at which the transaction was originally recorded.

Noncontrolling Interest

Noncontrolling interest includes a 16.4% minority interest of third parties in Levi Strauss Japan K.K., the Company’s Japanese subsidiary.

Revenue Recognition

Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at the Company’s company-operated and e-commerce stores and at the Company’s company-operated shop-in-shops located within department stores. The Company recognizes revenue on sales of products when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. The revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of the Company’s trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates set forth in the licensing agreements.

The Company recognizes allowances for estimated returns in the period in which the related sale is recorded. The Company recognizes allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. The Company estimates non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the Company’s consolidated statements of income.

Net sales to the Company’s ten largest customers totaled approximately 28% and 30% of net revenues for 2017 and 2016, respectively. No customer represented 10% or more of net revenues in any of these years.

Cost of Goods Sold

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating the Company’s remaining manufacturing facilities, including the related depreciation expense.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) are primarily comprised of costs relating to advertising, marketing, selling, distribution, information technology and other corporate functions. Selling costs include, among other things, all occupancy costs associated with company-operated stores and with the Company’s company-operated shop-in-shops located within department stores. The Company expenses advertising costs as incurred. For 2017 and 2016 total advertising expense was $323.3 million and $284.0 million, respectively. Distribution costs include costs related to receiving and inspection at distribution centers, warehousing, shipping to the Company’s customers, handling and certain other activities associated with the Company’s distribution network. These expenses totaled $173.4 million and $168.3 million for 2017 and 2016, respectively.

Changes in Accounting Principle

•

In March 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-09, Compensation—Stock Compensation (Topic 718). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company elected to early adopt all provisions of this new accounting standard in the first quarter of 2017 and will maintain the current forfeiture policy to estimate forfeitures expected to occur to determine stock-based compensation expense. Subsequent to the adoption, exercises of stock awards during fiscal year 2017 resulted in a $6.0 million income tax benefit.

•

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 designates the appropriate cash flow classification for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. In certain circumstances, transactions may require bifurcation to appropriately allocate components among operating, investing and financing activities. The Company adopted this standard in the second quarter of 2017 and there was no material impact on its consolidated financial statements.

Recently Issued Accounting Standards

The following recently issued accounting standards, all of which are FASB ASUs, have been grouped by their required effective dates for the Company:

First Quarter of 2018

•

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that, for inventories measured at the lower of cost and net realizable value, net realizable value should be determined based on the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. The Company does not anticipate that the adoption of

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

this new accounting standard will have a material impact on its consolidated financial statements.

First Quarter of 2019

•

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of defined benefit plan expense by requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). The operating expense component is reported with similar compensation costs while the non-operating components are reported in Other Income and Expense. In addition, only the service cost component is eligible for capitalization as part of an asset such as inventory or property, plant and equipment. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment in this update defers the effective date of ASU 2014-09 for all entities by one year. Additional ASUs have been issued that are part of the overall new revenue guidance including: ASU 2016-08: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10: Identifying Performance Obligations and Licensing and ASU 2016-12: Narrow Scope Improvements and Practical Expedients. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its arrangements with customers, to determine the effect the guidance will have on its consolidated financial statements.

•

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting. ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In March 2016, the FASB issued ASU No. 2016-04, Liabilities—Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products which aligns recognition of prepaid stored-value product financial liabilities (for example, prepaid gift cards), with Topic 606, Revenues from Contracts with Customers, for non-financial liabilities. In

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

general, certain of these liabilities may be extinguished proportionally in earnings as redemptions occur, or when redemption is remote if issuers are not entitled to the unredeemed stored value. The Company does not anticipate that the adoption of this new accounting standard will have a material impact on its consolidated financial statements.

•

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires that the income tax consequences of an intra-entity transfer of an asset other than inventory be recorded when the transfer occurs. Under this guidance, current income taxes and deferred income taxes will move when assets (such as intellectual property and property, plant and equipment) are transferred between consolidated subsidiaries. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The Company does not anticipate that the adoption of this new accounting standard will have a material impact on its consolidated financial statements.

First Quarter of 2020

•

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires the identification of arrangements that should be accounted for as leases by lessees. In general, for operating or financing lease arrangements exceeding a twelve month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The Company is in the process of gathering information to evaluate real estate, personal property, and other arrangements that may meet the definition of a lease. Given its significant number of leases, the Company anticipates the new guidance will have a significant impact on the consolidated balance sheets.

•

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 refines and expands hedge accounting for both financial and commodity risks. This ASU creates more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. In addition, this ASU makes certain targeted improvements to simplify the application of hedge accounting guidance. The Company does not currently apply hedge accounting to its derivative transactions and does not anticipate that the adoption of this new accounting standard will have a material impact on its consolidated financial statements.

First Quarter of 2021

•

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. The annual assessment of goodwill impairment will be determined by using the difference between the carrying amount and the fair value of the reporting unit. The

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

NOTE 2: PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment (“PP&E”) were as follows:

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Land	$8,239	$8,178
Buildings and leasehold improvements	422,168	379,217
Machinery and equipment	452,950	407,527
Capitalized internal-use software	450,558	418,493
Construction in progress	41,797	36,778

Subtotal	1,375,712	1,250,193
Accumulated depreciation	(951,249)	(856,588)

PP&E, net	$424,463	$393,605

Depreciation expense for the years ended November 26, 2017 and November 27, 2016 was $117.4 million and $103.7 million, respectively.

NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment for the years ended November 26, 2017 and November 27, 2016, were as follows:

	Americas	Europe	Asia	Total
	(Dollars in thousands)
Balance, November 29, 2015	$207,816	$26,024	$1,201	$235,041
Foreign currency fluctuation	(93)	(683)	15	(761)

Balance, November 27, 2016	207,723	25,341	1,216	234,280
Foreign currency fluctuation	42	2,983	22	3,047

Balance, November 26, 2017	$207,765	$28,324	$1,238	$237,327

Other intangible assets, net, were as follows:

	November 26, 2017			November 27, 2016
	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total
	(Dollars in thousands)
Non-amortized intangible assets:
Trademarks	$42,743	$—	$42,743	$42,743	$—	$42,743
Amortized intangible assets:
Acquired contractual rights	480	(330)	150	2,843	(2,640)	203

Total	$43,223	$(330)	$42,893	$45,586	$(2,640)	$42,946

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

For the year ended November 27, 2016, amortization of these intangible assets was $0.2 million. The amortization of these intangible assets in subsequent fiscal years is immaterial.

As of November 26, 2017, there was no impairment to the carrying value of the Company’s goodwill or non-amortized intangible assets.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	November 26, 2017			November 27, 2016
	Fair Value	Fair Value Estimated Using		Fair Value	Fair Value Estimated Using
		Level 1 Inputs(1)	Level 2 Inputs(2)		Level 1 Inputs(1)	Level 2 Inputs(2)
	(Dollars in thousands)
Financial assets carried at fair value
Rabbi trust assets	$31,139	$31,139	$—	$27,131	$27,131	$—
Forward foreign exchange contracts, net(3)	6,296	—	6,296	23,267	—	23,267

Total	$37,435	$31,139	$6,296	$50,398	$27,131	$23,267

Financial liabilities carried at fair value
Forward foreign exchange contracts, net(3)	$23,799	$—	$23,799	$5,533	$—	$5,533

(1)

Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities. See Note 12 for more information on rabbi trust assets.

(2)

Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and, where applicable, credit default swap prices.

(3)	The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The following table presents the carrying value, including related accrued interest, and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	November 26, 2017		November 27, 2016
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial liabilities carried at adjusted historical cost
6.875% senior notes due 2022(1)(2)	$—	$—	$527,102	$550,700
5.00% senior notes due 2025(1)	485,419	507,185	483,735	480,121
3.375% senior notes due 2027(1)(2)	559,037	590,266	—	—
Short-term borrowings	38,727	38,727	39,009	39,009

Total	$1,083,183	$1,136,178	$1,049,846	$1,069,830

(1)

Fair values are estimated using Level 1 inputs and incorporate mid-market price quotes. Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

(2)

On February 28, 2017, the Company issued €475 million in aggregate principal amount of 3.375% senior notes due 2027. On March 3, 2017, the Company completed a cash tender offer for $370.3 million of the 6.875% senior notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. See Note 6 for additional information.

NOTE 5: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company’s foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on nonfunctional currency cash flows and selected assets or liabilities without exposing the Company to additional risk associated with transactions that could be regarded as speculative. Forward exchange contracts on various currencies are entered into to manage foreign currency exposures associated with certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. The Company manages certain forecasted foreign currency exposures and uses a centralized currency management operation to take advantage of potential opportunities to naturally offset foreign currency exposures against each other. The Company had designated a portion of its outstanding Euro-denominated senior notes as a net investment hedge to manage foreign currency exposures in its foreign operations. The Company does not apply hedge accounting to its derivative transactions. As of November 26, 2017, the Company had forward foreign exchange contracts to buy $769.1 million and to sell $213.2 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2019.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The table below provides data about the carrying values of derivative instruments and non-derivative instruments:

	November 26, 2017			November 27, 2016
	Assets	(Liabilities)	Derivative Net Carrying Value	Assets	(Liabilities)	Derivative Net Carrying Value
	Carrying Value	Carrying Value		Carrying Value	Carrying Value
	(Dollars in thousands)
Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$3,403	$(253)	$3,150	$30,160	$(6,893)	$23,267
Forward foreign exchange contracts(2)	2,893	(23,546)	(20,653)	1,481	(7,014)	(5,533)

Total	$6,296	$(23,799)		$31,641	$(13,907)

Non-derivatives designated as hedging instruments
Euro senior notes	$—	$(562,780)		$—	$—

(1)	Included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets.
(2)	Included in “Other accrued liabilities” or “Other long-term liabilities” on the Company’s consolidated balance sheets

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net-settlement of these contracts on a per-institution basis and are presented accordingly. The table below presents the gross and net amounts of these contracts recognized on the Company’s consolidated balance sheets by type of financial instrument:

	November 26, 2017			November 27, 2016
	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amount of Assets/ (Liabilities) Presented in the Balance Sheet	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amount of Assets/ (Liabilities) Presented in the Balance Sheet
	(Dollars in thousands)
Over-the-counter forward foreign exchange contracts
Financial assets	$3,218	$(3,146)	$72	$29,240	$(8,374)	$20,866
Financial liabilities	(20,876)	3,146	(17,730)	(10,365)	8,374	(1,991)

Total			$(17,658)			$18,875

Embedded derivative contracts
Financial assets	$3,078	$—	$3,078	$2,401	$—	$2,401
Financial liabilities	(2,923)	—	(2,923)	(3,542)	—	(3,542)

Total			$155			$(1,141)

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive loss” (“AOCI”) on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

	Gain or (Loss) Recognized in AOCI (Effective Portion)		Gain or (Loss) Recognized in Other Income (Expense), Net (Ineffective Portion and Amount Excluded from Effectiveness Testing)
			Year Ended
	As of November 26, 2017	As of November 27, 2016	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Forward foreign exchange contracts	$4,637	$4,637
Yen-denominated Eurobonds	(19,811)	(19,811)	$—	$2,627
Euro-denominated senior notes	(75,697)	(15,751)	—	—
Cumulative income taxes	35,253	12,168

Total	$(55,618)	$(18,757)

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Forward foreign exchange contracts:
Realized (loss) gain	$(5,773)	$17,175
Unrealized loss(1)	(35,394)	(1,315)

Total	$(41,167)	$15,860

(1)	The unrealized loss in 2017 is primarily driven by losses on contracts to sell the Mexican Peso, the Euro and the British Pound, as a result of the USD weakening at year end.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 6: DEBT

The following table presents the Company’s debt:

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Long-term debt
6.875% senior notes due 2022	$—	$524,396
5.00% senior notes due 2025	483,683	481,860
3.375% senior notes due 2027	555,177	—

Total long-term debt	$1,038,860	$1,006,256

Short-term debt
Short-term borrowings	38,451	38,922

Total debt	$1,077,311	$1,045,178

Senior Revolving Credit Facility

The Company is a party to a Second Amended and Restated Credit Agreement for a senior secured revolving credit facility. The credit facility provides for an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s® trademarks and the levels of accounts receivable and inventory in the United States and Canada, as further described below.

Availability, interest and maturity.    The maximum availability under the credit facility is $850.0 million, of which $800.0 million is available to the Company for revolving loans in U.S. Dollars and $50.0 million is available to the Company for revolving loans either in U.S. Dollars or Canadian Dollars. Subject to the availability under the borrowing base, the Company may make and repay borrowings from time to time until the maturity of the credit facility. The Company may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur. Of the maximum availability of $850.0 million, the U.S. Levi’s® trademarks are deemed to add the lesser of (i) $350.0 million and (ii) 65% of the net orderly liquidation value of such trademarks to the borrowing base. Upon the maturity date of May 23, 2022, all of the obligations outstanding under the credit facility become due.

On May 23, 2017, the Company amended its senior secured revolving credit facility to extend the term through May 23, 2022 as noted above. The terms of the Second Amended and Restated Credit Agreement are similar to the terms under the previous version of the credit facility. The interest rate for borrowings under the credit facility was reduced from LIBOR plus 125 – 200 basis points to LIBOR plus 125 – 175 basis points, depending on borrowing base availability, and the rate for undrawn availability was reduced from 25 – 30 basis points to 20 basis points. All other terms of the original credit agreement, including, without limitation, guarantees and security, covenants, events of default, have not been materially changed as a result of the Second Amended and Restated Credit Agreement and remain in full force and effect. Costs of approximately $2.4 million associated with the amendment and restatement of the revolving credit facility, representing underwriting fees and other expenses, were capitalized and will be amortized to interest expense over the term of the facility.

The Company’s unused availability under its amended and restated senior secured revolving credit facility was $758.3 million at November 26, 2017, as the Company’s total availability of

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

$803.6 million, based on the collateral levels discussed above, was reduced by $42.7 million of stand-by letters of credit and by $2.6 million of other credit usage allocated under the facility. The Company has stand-by letters of credit with various international banks serving as guarantees to cover U.S. workers’ compensation claims and the working capital requirements for certain subsidiaries, primarily India.

Guarantees and security.    The Company’s obligations under the Second Amended and Restated Credit Agreement are guaranteed by its domestic subsidiaries. The obligations under the Second Amended and Restated Credit Agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s® brand and accounts receivable, goods and inventory in the United States. Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s® trademarks and related intellectual property may be released at the Company’s discretion so long as it meets certain conditions; such release would reduce the borrowing base.

Covenants.    The Second Amended and Restated Credit Agreement contains customary covenants restricting the Company’s activities as well as those of the Company’s subsidiaries, including limitations on the ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on the Company’s assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; make capital expenditures; and make changes in the Company’s corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the Second Amended and Restated Credit Agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0:1.0, which arises when availability falls below a specified threshold.

Events of default.    The Second Amended and Restated Credit Agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; pension plan terminations or specified underfunding; substantial stock ownership changes; and specified changes in the composition of the Company’s Board of Directors. The cross-default provisions in the Second Amended and Restated Credit Agreement apply if a default occurs on other indebtedness in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the Second Amended and Restated Credit Agreement, the lenders may terminate their commitments, declare immediately payable all borrowings under the credit facility and foreclose on the collateral.

Redemption of Senior Notes due 2022

The Company issued $525.0 million in aggregate principal amount of 6.875% senior notes due 2022 (the “Senior Notes due 2022”). The Senior Notes due 2022 were tendered and redeemed in March 2017 as described in the “Issuance of Senior Notes due 2027” section below.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Senior Notes due 2025

Principal, interest, and maturity.    On April 27, 2015, the Company issued $500.0 million in aggregate principal amount of 5.00% senior notes due 2025 (the “Senior Notes due 2025”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act of 1933, as amended (the “Securities Act”). The notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. The Senior Notes due 2025 will mature on May 1, 2025. Interest on the notes is payable semi-annually in arrears on May 1 and November 1.

The Company may redeem some or all of the Senior Notes due 2025 prior to May 1, 2020, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium; on or after this date, the Company may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2018, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of the Senior Notes due 2025 with the proceeds of certain equity offerings at a redemption price of 105% of the principal amount of the Senior Notes due 2025, plus accrued and unpaid interest, if any, to the date of redemption. The Company recorded a discount of $13.9 million in conjunction with the issuance of the Senior Notes due 2025, related to tender and redemption premiums paid to certain holders of the Senior Notes due 2020 who participated in the issuance of the Senior Notes due 2025, which will be amortized to interest expense over the term of the notes. Costs of approximately $6.9 million associated with the issuance of the notes, representing underwriting fees and other expenses, were capitalized and will be amortized to interest expense over the term of the notes.

Covenants.    The indenture contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, incur liens, impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and dispose of all or substantially all of the Company’s assets or the assets of its restricted subsidiaries. The indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the indenture or holders of at least 25% in principal amount of the then outstanding Senior Notes due 2025 may declare all the Senior Notes due 2025 to be due and payable immediately. Upon the occurrence of a change in control (as defined in the indenture), each holder of notes may require the Company to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

Issuance of Senior Notes due 2027

Principal, interest and maturity.    On February 28, 2017, the Company issued €475 million in aggregate principal amount of 3.375% senior notes due 2027 (the “Senior Notes due 2027”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. The Senior Notes due 2027 will mature on March 15, 2027.

Interest on the notes is payable semi-annually in arrears on March 15 and September 15. At any time prior to March 15, 2020, the Company may redeem up to a maximum of 40% of the aggregate principal amount of the Senior Notes due 2027 with the proceeds of certain equity offerings at a redemption price of 103.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. In addition, the Company may redeem some or all of the Senior Notes due 2027 prior to March 15, 2022, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium; on or after this date, the Company may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest, if any, to the date of redemption. Costs of approximately $8.0 million associated with the issuance of the notes, representing underwriting fees and other expenses, were capitalized and will be amortized to interest expense over the term of the notes.

Covenants.    The indenture contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, consummate specified asset sales, enter into transactions with affiliates, incur liens, impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and sell, assign, transfer, lease convey or otherwise dispose of all or substantially all of the Company’s assets or the assets of its restricted subsidiaries. The indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include payment failures, failure to comply with covenants, failure to satisfy other obligations under the agreement or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and ability to pay debts when due, material judgments, pension plan terminations or specified underfunding, and substantial stock ownership changes. Generally, if an event of default occurs, the trustee under the indenture or holders of the Senior Notes due 2027 may declare all the Senior Notes due 2027 to be due and payable immediately. Upon the occurrence of a change in control (as defined in the indenture), each holder of notes may require the Company to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

Use of Proceeds and Loss on Early Extinguishment of Debt.    On March 3, 2017, the Company completed a cash tender offer for $370.3 million of the 6.875% Senior Notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017.

The tender offer and redemption, as well as underwriting fees associated with the new issuance, were primarily funded with the proceeds from the issuance of the Senior Notes due 2027, as well as cash on hand. The Company recorded a $22.8 million loss on early extinguishment of debt. The loss includes $21.9 million of tender and call premiums on the retired debt.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Short-term Borrowings

Short-term borrowings consist of term loans and revolving credit facilities at various foreign subsidiaries which the Company expects to either pay over the next twelve months or refinance at the end of their applicable terms. Certain of these borrowings are guaranteed by stand-by letters of credit allocated under the Company’s amended and restated senior secured revolving credit facility.

Principal Payments on Debt

The table below sets forth, as of November 26, 2017, the Company’s required aggregate short-term and long-term debt principal payments (inclusive of premium and discount):

(Dollars in thousands)
2018	$38,451
2019	—
2020	—
2021	—
2022	—
Thereafter	1,051,862

Total future debt principal payments	$1,090,313

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during 2017 and 2016 was 5.60% and 6.37%, respectively. The weighted-average interest rate on average borrowings outstanding includes the amortization of capitalized issuance costs, including underwriting fees and other expenses, and excludes interest on obligations to participants under deferred compensation plans.

Dividends and Restrictions

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict the Company’s ability to pay dividends to its stockholders. For information about the Company’s dividend payments, see Note 15. As of November 26, 2017, and at the time the dividends were paid, the Company met the requirements of its debt instruments.

Subsidiaries of the Company that are not wholly-owned subsidiaries and that are “restricted subsidiaries” under the Company’s indentures are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by the Company or a restricted subsidiary that is the parent of the restricted subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis.

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict (in each case subject to certain exceptions) the Company or any restricted subsidiary from entering into any

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

arrangements that would restrict the payment of dividends or of any obligation owed by the restricted subsidiary to the Company or any other restricted subsidiary, the making of any loans or advances to the Company or any other restricted subsidiary, or transferring any of its property to the Company or any other restricted subsidiary.

NOTE 7: GUARANTEES

Indemnification agreements.    In the ordinary course of business, the Company enters into agreements containing indemnification provisions under which the Company agrees to indemnify the other party for specified claims and losses. For example, the Company’s trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates the Company to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of Company employees, breach of contract by the Company including inaccuracy of representations and warranties, specified lawsuits in which the Company and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. The Company has insurance coverage that minimizes the potential exposure to certain of such claims. The Company also believes that the likelihood of material payment obligations under these agreements to third parties is low.

Covenants.    The Company’s long-term debt agreements and the Second Amended and Restated Credit Agreement contain customary covenants restricting its activities as well as those of its subsidiaries, including limitations on its and its subsidiaries’ ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on its assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; make capital expenditures; and make changes in its corporate structure. For additional information, see Note 6. As of November 26, 2017, the Company was in compliance with all of these covenants.

NOTE 8: EMPLOYEE BENEFIT PLANS

Pension plans.    The Company has several non-contributory defined benefit retirement plans covering eligible employees. Plan assets are invested in a diversified portfolio of securities including stocks, bonds, cash equivalents and other alternative investments including real estate investment trust funds. Benefits payable under the plans are based on years of service, final average compensation, or both. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

Postretirement plans.    The Company maintains plans that provide postretirement benefits to eligible employees, principally health care, to substantially all U.S. retirees and their qualified dependents. These plans were established with the intention that they would continue indefinitely. However, the Company retains the right to amend, curtail or discontinue any aspect of the plans at any time. The plans are contributory and contain certain cost-sharing features, such as deductibles and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

coinsurance. The Company’s policy is to fund postretirement benefits as claims and premiums are paid.

The following tables summarize activity of the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$1,191,934	$1,194,365	$112,451	$117,740
Service cost	9,975	8,234	172	200
Interest cost	36,853	37,819	3,148	3,223
Plan participants’ contribution	570	484	4,376	4,172
Actuarial loss (gain)(1)	59,121	33,948	(5,516)	5,556
Net curtailment loss	132	119	—	—
Impact of foreign currency changes	15,545	(15,435)	—	—
Plan settlements	(410)	(417)	—	—
Net benefits paid	(69,868)	(67,183)	(15,956)	(18,440)

Benefit obligation at end of year	$1,243,852	$1,191,934	$98,675	$112,451

Change in plan assets:
Fair value of plan assets at beginning of year	837,322	838,551	—	—
Actual return on plan assets(2)	117,188	49,986	—	—
Employer contribution	52,386	31,147	11,580	14,268
Plan participants’ contributions	570	484	4,376	4,172
Plan settlements	(410)	(417)	—	—
Impact of foreign currency changes	11,518	(15,246)	—	—
Net benefits paid	(69,868)	(67,183)	(15,956)	(18,440)

Fair value of plan assets at end of year	948,706	837,322	—	—

Unfunded status at end of year	$(295,146)	$(354,612)	$(98,675)	$(112,451)

(1)

2017 and 2016 actuarial losses in the Company’s pension benefit plans resulted from changes in discount rate assumptions. Changes in financial markets during 2017 and 2016, including a decrease in corporate bond yield indices, resulted in an increase in benefit obligations.

(2)	The increase in return on plan assets in 2017 was primarily due to better-than-expected asset performance of U.S. and international equity securities.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Amounts recognized in the Company’s consolidated balance sheets as of November 26, 2017 and November 27, 2016, consist of the following:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
	(Dollars in thousands)
Unfunded status recognized on the balance sheet:
Prepaid benefit cost	$24,644	$5,555	$—	$—
Accrued benefit liability—current portion	(9,316)	(9,142)	(9,427)	(11,485)
Accrued benefit liability—long-term portion	(310,474)	(351,025)	(89,248)	(100,966)

	$(295,146)	$(354,612)	$(98,675)	$(112,451)

Accumulated other comprehensive loss:
Net actuarial loss	$(362,602)	$(385,942)	$(21,878)	$(28,665)
Net prior service benefit	419	420	—	—

	$(362,183)	$(385,522)	$(21,878)	$(28,665)

The accumulated benefit obligation for all defined benefit plans was $1.2 billion at both November 26, 2017 and November 27, 2016. Information for the Company’s defined benefit plans with an accumulated or projected benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2017	2016
	(Dollars in thousands)
Accumulated benefit obligations in excess of plan assets:
Aggregate accumulated benefit obligation	$1,091,856	$1,079,316
Aggregate fair value of plan assets	775,859	725,830
Projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$1,131,873	$1,086,842
Aggregate fair value of plan assets	812,082	726,675

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The components of the Company’s net periodic benefit cost were as follows:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
	(Dollars in thousands)
Net periodic benefit cost:
Service cost	$9,975	$8,234	$172	$200
Interest cost	36,853	37,819	3,148	3,223
Expected return on plan assets	(48,581)	(48,422)		—
Amortization of prior service benefit	(62)	(61)	—	—
Amortization of actuarial loss	13,489	12,036	1,271	2,967
Curtailment (gain) loss	106	(140)	—	—
Special termination benefit	—	—		—
Net settlement loss (gain)	126	49		—

Net periodic benefit cost	11,906	9,515	4,591	6,390

Changes in accumulated other comprehensive loss:
Actuarial loss (gain)	(9,785)	32,187	(5,516)	5,556
Amortization of prior service benefit	62	61	—	—
Amortization of actuarial loss	(13,489)	(12,036)	(1,271)	(2,967)
Curtailment gain (loss)	—	173	—	—
Net settlement (loss) gain	(126)	(49)	—	—

Total recognized in accumulated other comprehensive loss	(23,338)	20,336	(6,787)	2,589

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$(11,432)	$29,851	$(2,196)	$8,979

The amounts that will be amortized from “Accumulated other comprehensive loss” into net periodic benefit cost in 2018 for the Company’s defined benefit pension and postretirement benefit plans are expected to be $12.5 million and $0.9 million, respectively.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Assumptions used in accounting for the Company’s benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.8%	4.0%	3.7%	3.8%
Expected long-term rate of return on plan assets	5.8%	5.9%
Rate of compensation increase	3.4%	3.4%
Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.4%	3.8%	3.4%	3.7%
Rate of compensation increase	3.4%	3.4%
Assumed health care cost trend rates were as follows:
Health care trend rate assumed for next year			6.3%	6.4%
Rate trend to which the cost trend is assumed to decline			4.4%	4.4%
Year that rate reaches the ultimate trend rate			2037	2038

For the Company’s U.S. benefit plans, the discount rate used to determine the present value of the future pension and postretirement plan obligations was based on a yield curve constructed from a portfolio of high quality corporate bonds with various maturities. Each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. The Company utilized a variety of country-specific third-party bond indices to determine the appropriate discount rates to use for the benefit plans of its foreign subsidiaries.

The Company bases the overall expected long-term rate of return on assets on anticipated long-term returns of individual asset classes and each pension plans’ target asset allocation strategy based on current economic conditions. For the U.S. pension plan, the expected long-term returns for each asset class are determined through a mean-variance model to estimate 20-year returns for the plan.

Health care cost trend rate assumptions are not a significant input in the calculation of the amounts reported for the Company’s postretirement benefits plans. A one percentage-point change in assumed health care cost trend rates would have no significant effect on the total service and interest cost components or on the postretirement benefit obligation.

Consolidated pension plan assets relate primarily to the U.S. pension plan. The Company utilizes the services of independent third-party investment managers to oversee the management of U.S. pension plan assets.

The Company’s investment strategy is to invest plan assets in a diversified portfolio of domestic and international equity securities, fixed income securities and real estate and other alternative investments with the objective of generating long-term growth in plan assets at a reasonable level of risk. Prohibited investments for the U.S. pension plan include certain privately placed or other non-marketable debt instruments, letter stock, commodities or commodity contracts and derivatives of mortgage-backed securities, such as interest-only, principal-only or inverse floaters. The current target allocation percentages for the Company’s U.S. pension plan assets are 50% for equity securities and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

real estate with an allowable deviation of plus or minus 8% and 50% for fixed income securities with an allowable deviation of plus or minus 8%.

The fair value of the Company’s pension plan assets by asset class are as follows:

	Year Ended November 26, 2017
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$1,164	$1,164	$—	$—
Equity securities(1)
U.S. large cap	209,568	—	209,568	—
U.S. small cap	42,874	—	42,874	—
International	141,924	—	141,924	—
Fixed income securities(2)	463,617	—	463,617	—
Other alternative investments
Real estate(3)	69,546	—	69,546	—
Private equity(4)	764	—	—	764
Hedge fund(5)	14,934	—	14,934	—
Other(6)	4,315	—	4,315	—

Total investments at fair value	$948,706	$1,164	$946,778	$764

	Year Ended November 27, 2016
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$2,676	$2,676	$—	$—
Equity securities(1)
U.S. large cap	190,811	—	190,811	—
U.S. small cap	37,434	—	37,434	—
International	144,241	—	144,241	—
Fixed income securities(2)	395,995	—	395,995	—
Other alternative investments
Real estate(3)	53,783	—	53,783	—
Private equity(4)	1,344	—	—	1,344
Hedge fund(5)	7,337	—	7,337	—
Other(6)	3,701	—	3,701	—

Total investments at fair value	$837,322	$2,676	$833,302	$1,344

(1)	Primarily comprised of equity index funds that track various market indices.
(2)	Predominantly includes bond index funds that invest in long-term U.S. government and investment grade corporate bonds.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

(3)	Primarily comprised of investments in U.S. Real Estate Investment Trusts.
(4)

Represents holdings in a diversified portfolio of private equity funds and direct investments in companies located primarily in North America. Fair values are determined by investment fund managers using primarily unobservable market data.

(5)	Primarily invested in a diversified portfolio of equities, bonds, alternatives and cash with a low tolerance for capital loss.
(6)

Primarily relates to accounts held and managed by a third-party insurance company for employee-participants in Belgium. Fair values are based on accumulated plan contributions plus a contractually-guaranteed return plus a share of any incremental investment fund profits.

The fair value of plan assets are composed of U.S. plan assets of $775.9 million and non-U.S. plan assets of $172.8 million. The fair values of the substantial majority of the equity, fixed income and real estate investments are based on the net asset value of commingled trust funds that passively track various market indices.

The Company’s estimated future benefit payments to participants, which reflect expected future service, as appropriate are anticipated to be paid as follows:

	Pension Benefits	Postretirement Benefits	Total
	(Dollars in thousands)
2018	$68,564	$11,565	$80,129
2019	66,263	11,037	77,300
2020	66,986	10,645	77,631
2021	67,966	10,187	78,153
2022	70,559	9,617	80,176
2023-2027	353,302	38,696	391,998

At November 26, 2017, the Company’s contributions to its pension plans in 2018 were estimated to be approximately $94.7 million.

NOTE 9: EMPLOYEE INVESTMENT PLANS

The Company’s Employee Savings and Investment Plan (“ESIP”) is a qualified plan that covers eligible home office employees. The Company matches 125% of ESIP participant’s contributions to all funds maintained under the qualified plan up to the first 6.0% of eligible compensation. Total amounts charged to expense for the Company’s employee investment plans for the years ended November 26, 2017 and November 27, 2016 were $13.4 million and $12.0 million, respectively.

NOTE 10: EMPLOYEE INCENTIVE COMPENSATION PLANS

Annual Incentive Plan

The Annual Incentive Plan (“AIP”) provides a cash bonus that is earned based upon the Company’s business unit and consolidated financial results as measured against pre-established internal targets and upon the performance and job level of the individual. Total amounts charged to expense for this plan for the years ended November 26, 2017 and November 27, 2016 were $88.0 million and $68.3 million, respectively. Total amounts accrued for this plan as of November 26,

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

2017 and November 27, 2016 were $85.4 million and $68.5 million, respectively. The increase in the amounts charged to expense and liability balance in comparison to prior year reflects improved achievement against the internal targets.

Long-Term Incentive Plans

2016 Equity Incentive Plan (“EIP”).    In July 2006, the Company’s Board of Directors adopted, and the stockholders approved, the EIP. The EIP was subsequently amended in 2011 and 2014 and then amended and restated by the Company’s Board of Directors and approved by the stockholders in April 2016. For more information on this plan, see Note 11.

Cash Long-Term Incentive Plan (“LTIP”).    The Company established a long-term cash incentive plan effective at the beginning of 2005. In 2017, this program was replaced by cash-settled phantom restricted stock units. Refer to Note 11 for more information. Executive officers are not participants in this plan. Performance will be measured at the end of a three-year period based on the Company’s performance against the following pre-established targets: (i) the target compound annual growth rate in the Company’s net revenues over the three-year period; (ii) the Company’s average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes and total stockholder return over the three-year period relative to an expanded peer group. Awards will be paid out in the quarter following the end of the three-year period based on Company performance against the pre-established targets.

The Company recorded expense for the LTIP of $4.5 million, and $4.9 million for the years ended November 26, 2017 and November 27, 2016, respectively. As of November 26, 2017 and November 27, 2016, the Company had accrued a total of $10.6 million and $10.2 million, respectively, for the LTIP.

NOTE 11: STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company recognized stock-based compensation expense of $57.1 million and $20.3 million, and related income tax benefits of $22.0 million and $7.8 million, respectively, for the years ended November 26, 2017 and November 27, 2016, respectively. As of November 26, 2017, there was $48.1 million of total unrecognized compensation cost related to unvested equity and liability awards, which cost is expected to be recognized over a weighted-average period of 1.76 years. No stock-based compensation cost has been capitalized in the accompanying consolidated financial statements.

For the year ended November 26, 2017, the Company’s results include an out-of-period adjustment, which increased selling, general and administrative expenses by approximately $8.3 million and decreased net income by $5.1 million. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest awards after retirement.

2016 Equity Incentive Plan

Under the Company’s EIP, a variety of stock awards, including stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and cash or equity settled awards may be granted. The aggregate number of shares of common stock authorized for issuance under the EIP is 8,000,000 shares. At November 26, 2017, the number of shares available for issuance is 3,253,994 shares.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Under the EIP, stock awards have a maximum contractual term of seven years and generally must have an exercise price at least equal to the fair market value of the Company’s common stock on the grant date. Awards generally vest according to terms determined at the time of grant, or as otherwise determined by the Company’s Board of Directors in its discretion.

Upon the exercise of a stock-settled SAR, the participant will receive shares of common stock. The number of shares of common stock issued per SAR unit exercised is equal to (i) the excess of the per-share fair market value of the Company’s common stock on the date of exercise over the exercise price of the SAR, divided by (ii) the per-share fair market value of the Company’s common stock on the date of exercise.

Effective 2017, stock-settled RSUs which include service or performance conditions were issued to certain employees. Each recipient’s vested RSUs are converted to a share of common stock within 30 days of vesting. These RSUs do not have “dividend equivalent rights”.

Non-employee members of the Company’s Board of Directors receive RSUs annually. Each recipient’s vested RSUs are converted to a share of common stock six months after their discontinuation of service with the Company. The RSUs additionally have “dividend equivalent rights” of which dividends paid by the Company on its common stock are credited by the equivalent addition of RSUs.

Shares of common stock will be issued from the Company’s authorized but unissued shares and are subject to the Stockholders Agreement that governs all shares.

Shares of common stock issued under the EIP contain certain repurchase rights, which may be exercised only with respect to shares of the Company’s common stock that have been held by a participant for at least six months following their issuance date. The holder is exposed to the risk and rewards of ownership for a reasonable period of time. Accordingly, the SARs and RSUs are classified as equity awards. Stock-based awards settled in cash are classified as liability awards and based on expected vesting, included as a components of “Accrued salaries, wages and employee benefits” or “Other long-term liabilities” on the accompanying consolidated balance sheets.

Temporary equity.    Equity-classified stock-based awards that may be settled in cash at the option of the holder are presented on the balance sheet outside of permanent equity. Accordingly, “temporary equity” on the accompanying consolidated balance sheets includes the redemption value of these awards generally related to the elapsed service period since the grant date reflecting patterns of compensation cost recognition, as well as the fair value of the common stock issued pursuant to the EIP. The increase in temporary equity from the year ended November 27, 2016 to November 26, 2017 was primarily due to an appreciation in the fair value of the Company’s common stock price and additional compensation cost recognition for awards.

Equity Awards

SARs.    The Company grants SARs, which include service or performance conditions, to a small group of the Company’s senior executives. SARs with service conditions (“Service SARs”) vest from three-and-a-half to four years, and have maximum contractual lives of seven years. SARs with performance conditions (“Performance SARs”) vest at varying unit amounts, up to 150% of those

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

awarded, based on the attainment of certain three-year cumulative performance goals and have maximum contractual lives of seven years. The Company did not grant Performance SARs in 2017. SARs activity during the year ended November 26, 2017 was as follows:

	Service SARs				Performance-based SARs
	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(Units and dollars in thousands)
Outstanding at November 27, 2016	3,102	$49.35	3.9		1,202	$60.68	5.0
Granted	234	69.00			—	—
Exercised	(806)	38.80			(56)	58.75
Forfeited	—	—			—	—
Expired	—	—			—	—
Canceled, performance condition not met	—	—			(67)	64.76

Outstanding at November 26, 2017	2,530	$54.52	3.5		1,079	$60.52	4.1

Vested and expected to vest at November 26, 2017	2,502	$54.38	3.5	$75,358	1,082	$60.80	4.0	$25,632

Exercisable at November 26, 2017	1,788	$49.47	2.8	$62,634	408	$49.67	2.6	$14,195

The aggregate intrinsic values are calculated as the difference between the exercise price of the underlying SARs and the fair value of the Company’s common stock that were in-the-money at that date.

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Aggregate intrinsic value of Service SARs exercised during the year	$25,572	$1,443
Aggregate intrinsic value of Performance SARs exercised during the year	$883	$986

Unrecognized future compensation costs as of November 26, 2017 of $5.9 million for Service SARs and $1.8 million for Performance SARs are expected to be recognized over weighted-average periods of 2.13 years and 1.08 years, respectively. The Company believes it is probable that the performance-based SARs will vest.

The weighted-average grant date fair value of SARs was estimated using the Black-Scholes option valuation model, unless the awards were subject to market conditions, in which case the Company utilized the Monte Carlo simulation model. The weighted-average grant date fair values and

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

corresponding weighted-average assumptions used in the Black-Scholes option valuation model were as follows:

	Service SARs Granted		Performance SARs Granted
	2017	2016	2016
Weighted-average grant date fair value	$16.13	$15.74	$15.94
Weighted-average assumptions:
Expected life (in years)	4.9	4.8	5.0
Expected volatility	32.5%	36.4%	36.3%
Risk-free interest rate	1.9%	1.1%	1.1%
Expected dividend	2.7%	2.5%	2.5%

The weighted-average grant date fair value of SARs subject to market conditions was estimated using a Monte Carlo simulation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the model were as follows:

Performance SARs Granted
2016
Weighted-average grant date fair value	$20.56
Weighted-average assumptions:
Expected life (in years)	4.8
Expected volatility	36.5%
Risk-free interest rate	1.5%
Expected dividend	2.6%

Service and Performance RSUs.    The Company grants RSUs, which include service or performance conditions, to a small group of the Company’s senior executives. RSUs with service conditions (“Service RSUs”) vest in three years. RSUs with performance conditions (“Performance RSUs”) vest at varying unit amounts, up to 200% of those awarded, based on the attainment of certain three-year cumulative performance goals. Service and Performance RSU activity during the year ended November 26, 2017 was as follows:

	Service RSUs			Performance RSUs
	Units	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Life (Years)	Units	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Life (Years)
(Units in thousands)
Outstanding at November 27, 2016	—	$—		—	$—
Granted	55	69.00		109	69.00
Vested	—	—		—	—
Forfeited	—	—		—	—
Expired	—	—		—	—

Outstanding at November 26, 2017	55	$69.00	2.4	109	$69.00	2.4

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Unrecognized future compensation cost as of November 26, 2017 of $1.3 million for Service RSUs and $2.9 million for Performance RSUs are expected to be recognized over a weighted-average period of 1.55 years and 1.55 years, respectively.

The Company estimated the grant date fair value of Service and Performance RSUs using factors including the most recent valuation conducted by a third-party valuation firm, unless the awards were subject to market conditions, in which case it utilized the Monte Carlo simulation model. The weighted-average grant date fair value for both Service RSUs and Performance RSUs granted without a market condition during 2017 was $64.86. The weighted-average grant date fair value and corresponding weighted-average assumptions used in the Monte Carlo valuation model were as follows:

Performance RSU Granted
2017
Weighted-average grant date fair value	$82.33
Weighted-average assumptions:
Expected life (in years)	3.0
Expected volatility	33.5%
Risk-free interest rate	1.4%
Expected dividend	2.7%

RSUs to the Board of Directors.    The Company grants RSUs to certain members of its Board of Directors (“Board RSUs”). The total fair value of Board RSUs granted to during the year ended November 26, 2017 of $1.6 million was estimated using the fair value of the Company’s common stock. The total fair value of RSUs outstanding, vested and expected to vest as of November 26, 2017 was $6.5 million.

Board RSUs vest in a series of three equal installments at thirteen months, twenty-four months and thirty-six months following the date of grant. However, if the recipient’s continuous service terminates for a reason other than cause after the first vesting installment, but prior to full vesting, then the remaining unvested portion of the award becomes fully vested as of the date of such termination.

Liability Awards

The Company grants cash settled phantom restricted stock units, which include service or performance conditions, to select levels of the Company’s management. Upon vesting of a phantom restricted stock unit, the participant will receive a cash payout in an amount equal to the vested units multiplied by the fair value of the Company’s common stock at the end of the service or performance period.

Phantom restricted stock units with service conditions (“Phantom Service RSUs”) granted during 2017 vest in three years. For Phantom Service RSUs prior to 2017, the actual number of Phantom Service RSUs to vest is subject to a minimum and maximum, based on the fair value of the common stock at the end of the three-year performance period. Phantom restricted stock units with performance conditions (“Phantom Performance RSUs”) vest at varying unit amounts, up to 200% of those awarded, based on attainment of certain three-year cumulative performance goals.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Liability award activity during the year ended November 26, 2017 was as follows:

	Phantom Service RSUs			Phantom Performance RSUs
	Units	Weighted- Average Fair Value	Weighted- Average Fair Value At Period End	Units	Weighted- Average Fair Value	Weighted- Average Fair Value At Period End
Outstanding at November 27, 2016	639	$65.92	$67.00	—	$—	$—
Granted	407	69.75		113	69.28
Vested	(134)	64.53		—	—
Performance adjustment	74	67.34		—	—
Forfeited	(111)	67.09		(9)	69.00

Outstanding at November 26, 2017	875	$67.88	$84.50	104	$69.30	$84.50

Expected to vest at November 26, 2017	785	$67.94	$84.50	88	$69.28	$84.50

The total fair value of Phantom Service RSU awards vested during 2017 and 2016 was $9.2 million and $15.8 million. The weighted-average fair value of Phantom Service RSUs at the grant date was estimated based on the fair value of the Company’s common stock. The Company accrued for $41.0 million of Phantom Service RSUs and Phantom Performance RSUs as of November 26, 2017.

Unrecognized future compensation cost as of November 26, 2017 of $31.0 million for Phantom Service RSUs and $5.4 million for Phantom Performance RSUs are expected to be recognized over a weighted-average period of 1.71 years and 2.03 years, respectively. The Company believes it is probable that the liability awards will vest.

NOTE 12: LONG-TERM EMPLOYEE RELATED BENEFITS

Long-term employee-related benefit liabilities primarily consist of the Company’s liabilities for its deferred compensation plans.

Deferred compensation plan for executives and outside directors, established January 1, 2003.    The Company has a non-qualified deferred compensation plan for executives and outside directors that was established on January 1, 2003 and amended thereafter. The deferred compensation plan obligations are payable in cash upon retirement, termination of employment and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan. As of November 26, 2017 and November 27, 2016, these plan liabilities totaled $29.4 million and $23.6 million. The Company held funds of approximately $31.1 million and $27.1 million in an irrevocable grantor’s rabbi trust as of November 26, 2017 and November 27, 2016, respectively, related to this plan. Rabbi trust assets are classified as available-for-sale marketable securities and are included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets. Unrealized gains and losses on these marketable securities are reported as a separate component of stockholders’ equity and included in AOCI on the Company’s consolidated balance sheets.

Deferred compensation plan for executives, prior to January 1, 2003.    The Company also maintains a non-qualified deferred compensation plan for certain management employees relating to

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

compensation deferrals for the period prior to January 1, 2003. The rabbi trust is not a feature of this plan. As of November 26, 2017 and November 27, 2016, liabilities for this plan totaled $31.8 million and $32.2 million, respectively.

Interest earned by the participants in deferred compensation plans was $8.1 million and $2.5 million for the years ended November 26, 2017 and November 27, 2016, respectively. The charges were included in “interest expense” in the Company’s consolidated statements of income.

NOTE 13: RESTRUCTURING

In 2016, the Company completed a global productivity initiative designed to streamline operations and fuel long-term profitable growth. The Company does not anticipate any significant additional costs associated with the global productivity initiative.

For the year ended November 27, 2016, the Company recognized net restructuring charges of $0.3 million, and related charges of $7.2 million. The net restructuring charges were recorded in “Restructuring, net” in the Company’s consolidated statements of income. The related charges, which consist primarily of consulting fees for the Company’s centrally-led cost-savings, productivity projects and transition-related projects, represented costs incurred associated with ongoing operations and thus were recorded in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 14: COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company is obligated under operating leases for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. At November 26, 2017, obligations for future minimum payments under operating leases were as follows:

(Dollars in thousands)
2018	$185,160
2019	146,726
2020	122,634
2021	98,537
2022	78,540
Thereafter	220,460

Total future minimum lease payments	$852,057

In general, leases relating to real estate may include renewal options of various length. The San Francisco headquarters office lease contains multiple renewal options of up to 57 years. Rental expense for the years ended November 26, 2017 and November 27, 2016 was $220.2 million and $204.6 million, respectively.

Forward Foreign Exchange Contracts

The Company uses over-the-counter derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. See Note 5 for additional information.

Other Contingencies

Litigation.    In the ordinary course of business, the Company has various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. The Company does not believe any of these pending legal proceedings will have a material impact on its financial condition, results of operations or cash flows.

NOTE 15: DIVIDEND

The Company paid cash dividends totaling $70 million on our common stock in two $35 million installments in the second and fourth quarters of 2017, and cash dividends of $60 million in the second quarter of 2016. Subsequent to the Company’s year end, the Company’s Board of Directors declared a cash dividend of $90 million, payable in two $45 million installments. The Company expects to pay the first installment in the first quarter of 2018 and the second installment in the fourth quarter of 2018.

The Company does not have an established annual dividend policy. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the Company’s Board of Directors depending upon, among other factors, the Company’s financial condition and compliance with the terms of the Company’s debt agreements.

NOTE 16: ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive income (loss) is summarized below:

	Levi Strauss & Co.					Noncontrolling Interest
	Pension and Postretirement Benefits	Translation Adjustments		Unrealized Gain (Loss) on Marketable Securities
		Net Investment Hedges	Foreign Currency Translation		Total	Foreign Currency Translation	Totals
	(Dollars in thousands)
Accumulated other comprehensive (loss) income at November 29, 2015	$(236,340)	$(18,247)	$(126,359)	$1,880	$(379,066)	$8,965	$(370,101)

Gross changes	(22,925)	(829)	(30,848)	143	(54,459)	468	(53,991)
Tax	7,238	319	(1,291)	(55)	6,211	—	6,211

Other comprehensive (loss) income, net of tax	(15,687)	(510)	(32,139)	88	(48,248)	468	(47,780)

Accumulated other comprehensive (loss) income at November 27, 2016	(252,027)	(18,757)	(158,498)	1,968	(427,314)	9,433	(417,881)

Gross changes	30,125	(59,945)	40,151	3,379	13,710	105	13,815

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

	Levi Strauss & Co.					Noncontrolling Interest
	Pension and Postretirement Benefits	Translation Adjustments		Unrealized Gain (Loss) on Marketable Securities
		Net Investment Hedges	Foreign Currency Translation		Total	Foreign Currency Translation	Totals
	(Dollars in thousands)
Tax	(10,279)	23,084	(2,283)	(1,299)	9,223	—	9,223

Other comprehensive (loss) income, net of tax	19,846	(36,861)	37,868	2,080	22,933	105	23,038

Accumulated other comprehensive (loss) income at November 26, 2017	$(232,181)	$(55,618)	$(120,630)	$4,048	$(404,381)	$9,538	$(394,843)

No material amounts were reclassified out of “Accumulated other comprehensive loss” into net income other than those that pertain to the Company’s pension and postretirement benefit plans. See Note 8 for additional information. These amounts are included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 17: OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net”:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Foreign exchange management gains (losses)(1)	$(41,167)	$15,860
Foreign currency transaction (losses) gains(2)	7,853	(7,166)
Interest income	3,380	1,376
Investment income	629	976
Other(3)	2,313	7,177

Total other income (expense), net	$(26,992)	$18,223

(1)

Gains and losses on forward foreign exchange contracts primarily result from currency fluctuations relative to negotiated contract rates. Losses in 2017 were primarily due to unfavorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso, the Euro and the British Pound. Gains in 2016 were primarily due to favorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso.

(2)

Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Gains in 2017 were primarily due to the strengthening of the Mexican Peso and Euro against the US dollar. Losses in 2016 were primarily due to the weakening of various currencies against the U.S. Dollar.

(3)	Income in 2016 principally relates to business insurance recoveries.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 18: INCOME TAXES

The Company’s income tax expense was $64.2 million and $116.1 million and the Company’s effective income tax rate was 18.4% and 28.5% for the years ended November 26, 2017 and November 27, 2016, respectively.

Subsequent to November 26, 2017, the Tax Cuts and Jobs Act was enacted, and includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. See Note 23 for more information.

The decrease in the effective tax rate in 2017 as compared to 2016 was primarily due to additional net foreign tax credits from repatriations from foreign operations as compared to 2016 and release of valuation allowances on deferred tax assets of foreign subsidiaries, primarily Japan.

The Company’s income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended
	November 26, 2017		November 27, 2016
	(Dollars in thousands)
Income tax expense at U.S. federal statutory rate	$122,073	35.0%	$142,541	35.0%
State income taxes, net of U.S. federal impact	7,598	2.2%	6,943	1.7%
Change in valuation allowance	(9,624)	(2.8)%	—	—
Impact of foreign operations	(50,650)	(14.5)%	(28,727)	(7.1)%
Reassessment of tax liabilities	(5,553)	(1.6)%	(2,387)	(0.6)%
Deduction related to subsidiaries	—	—	(6,788)	(1.7)%
Other, including non-deductible expenses	381	0.1%	4,469	1.2%

Total	$64,225	18.4%	$116,051	28.5%

Impact of foreign operations.    The tax rate benefit is due to $32.0 million impact resulting from a favorable mix of earnings in jurisdictions with lower effective tax rates and $18.6 million from repatriation of foreign earnings in 2017. The tax rate benefit in 2016 is primarily due to a favorable mix of earnings in jurisdictions with lower effective tax rates.

Release of Valuation Allowance.    The $9.6 million tax benefit in 2017 is primarily due to the release of valuation allowances on deferred tax assets of certain foreign subsidiaries, primarily in Japan where management concluded that it is more likely than not that such assets will be realized.

Reassessment of tax liabilities.    The $5.6 million tax benefit is primarily attributable to the remeasurement of a tax position and the lapse of statutes of limitations in various jurisdictions in 2017. The $2.4 million tax benefit is primarily attributable to the lapse of statutes of limitations in various jurisdictions in 2016.

Deduction related to subsidiaries.    In 2016, the $6.8 million benefit is primarily related to a discrete tax benefit attributable to deductions for worthless debts in a consolidated subsidiary.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The U.S. and foreign components of income before income taxes were as follows:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Domestic	$67,407	$189,478
Foreign	281,374	217,782

Total income before income taxes	$348,781	$407,260

Income tax expense consisted of the following:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
U.S. Federal
Current	$7,936	$7,122
Deferred	1,240	66,840

	$9,176	$73,962

U.S. State
Current	$3,441	$2,097
Deferred	4,157	4,846

	$7,598	$6,943

Foreign
Current	$53,334	$40,754
Deferred	(5,883)	(5,608)

	$47,451	$35,146

Consolidated
Current	$64,711	$49,973
Deferred	(486)	66,078

Total income tax expense	$64,225	$116,051

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Deferred Tax Assets and Liabilities

The Company’s deferred tax assets and deferred tax liabilities were as follows:

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Deferred tax assets
Foreign tax credit carryforwards	$123,593	$92,845
State net operating loss carryforwards	8,302	8,721
Foreign net operating loss carryforwards	59,157	85,095
Employee compensation and benefit plans	214,798	247,235
Advance royalties	46,757	58,633
Accrued liabilities	29,169	28,680
Sales returns and allowances	39,030	29,338
Inventory	19,553	14,272
Property, plant and equipment	8,826	6,971
Unrealized foreign exchange gains or losses	23,058	—
Other	1,069	14,472

Total gross deferred tax assets	573,312	586,262
Less: Valuation allowance	(38,692)	(68,212)

Deferred tax assets, net of valuation allowance	534,620	518,050

Total net deferred tax assets	$534,620	$518,050

Foreign tax credit carryforwards.    The foreign tax credit carryforwards at November 26, 2017, are subject to expiration through 2023 if not utilized.

Foreign net operating loss carryforwards.    As of November 26, 2017, the Company had a deferred tax asset of $59.2 million for foreign net operating loss carryforwards of $213.7 million. Approximately $111.9 million of these operating losses are subject to expiration through 2026. The remaining $101.8 million are available as indefinite carryforwards under applicable tax law.

Valuation Allowance.    The following table details the changes in valuation allowance during the year ended November 26, 2017:

	Valuation Allowance at November 27, 2016	Changes in Related Gross Deferred Tax Asset	Change/ (Release)	Valuation Allowance at November 26, 2017
	(Dollars in thousands)
U.S. state net operating loss carryforwards	$1,720	$(200)	$—	$1,520
Foreign net operating loss carryforwards and other foreign deferred tax assets	66,492	(10,019)	(19,301)	37,172

	$68,212	$(10,219)	$(19,301)	$38,692

At November 26, 2017, the Company’s valuation allowance primarily related to its gross deferred tax assets for state and foreign net operating loss carryforwards, which reduced such assets to the

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

amount that will more likely than not be realized. The $19.3 million release during 2017 was attributable to the release of valuation allowances on deferred tax assets, primarily in Japan and Sweden.

Unremitted earnings of certain foreign subsidiaries.    For the year ended November 26, 2017, management asserted indefinite reinvestment on $264 million of undistributed foreign earnings, as management determined that this amount is required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. This is an increase versus the prior year which reflects management’s broader approach considering the realignment of the foreign subsidiary ownership structure. If the Company were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $70 million.

Uncertain Income Tax Positions

As of November 26, 2017, the Company’s total gross amount of unrecognized tax benefits was $33.8 million, of which $28.1 million could impact the effective tax rate, if recognized, as compared to November 27, 2016, when the Company’s total gross amount of unrecognized tax benefits was $29.1 million, of which $21.7 million could have impacted the effective tax rate, if recognized.

The following table reflects the changes to the Company’s unrecognized tax benefits for the year ended November 26, 2017 and November 27, 2016:

	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Unrecognized tax benefits beginning balance	$29,053	$32,704
Increases related to current year tax positions	4,779	1,970
Increases related to tax positions from prior years	5,625	45
Decreases related to tax positions from prior years	(4,050)	(584)
Settlement with tax authorities	—	—
Lapses of statutes of limitation	(1,956)	(4,266)
Other, including foreign currency translation	335	(816)

Unrecognized tax benefits ending balance	$33,786	$29,053

The Company believes that it is reasonably possible that unrecognized tax benefits could decrease within the next twelve months by as much as $2.4 million due to the lapse of statutes of limitations.

As of November 26, 2017, and November 27, 2016, accrued interest and penalties primarily relating to non-U.S. jurisdictions were $2.5 million and $4.1 million, respectively.

The Company files income tax returns in the United States and in various foreign (including Belgium, Hong Kong and Mexico), state and local jurisdictions. With few exceptions, examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through 2008.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 19: EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic earnings per share attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of common shares outstanding for the potentially dilutive impact of restricted stock units and stock appreciation rights using the treasury stock method. The following table sets forth the computation of our basic and diluted earnings per share as follows:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands, except per share amounts)
Numerator:
Net income attributable to Levi Strauss & Co.	$281,403	$291,052
Denominator:
Weighted-average common shares outstanding—basic	37,617,735	37,514,156
Dilutive effect of stock awards	816,098	771,139

Weighted-average common shares outstanding—diluted	38,433,833	38,285,294
Earnings per common share attributable to common stockholders:
Basic	$7.48	$7.76
Diluted	$7.32	$7.60
Anti-dilutive securities excluded from the calculation of diluted earnings per share attributable to common stockholders	697,282	719,600

NOTE 20: RELATED PARTIES

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, Kelly McGinnis, Senior Vice President of Corporate Affairs and Chief Communications Officer, and Elizabeth O’Neill, Senior Vice President and Chief Supply Chain Officer, are board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Senior Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During 2017 and 2016, the Company donated $7.3 million and $6.9 million, respectively, to the Levi Strauss Foundation.

NOTE 21: BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia. The Company considers its chief executive officer to be the Company’s chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income. The Company reports net trade receivables and inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Effective as of the beginning of 2017, certain of the Company’s global expenses that support all regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in the Americas region segment and Corporate expenses, are now allocated to the three regional business segments, and reported in operating results. Business segment information for the prior-year periods have been revised to reflect the change in presentation.

Business segment information for the Company is as follows:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net revenues:
Americas	$2,774,050	$2,683,008
Europe	1,312,276	1,091,362
Asia	817,704	778,369

Total net revenues	$4,904,030	$4,552,739

Operating income:
Americas(1)	$529,310	$507,802
Europe(2)	198,662	154,829
Asia	78,257	80,862

Regional operating income	806,229	743,493
Corporate:
Restructuring, net	—	313
Restructuring-related charges	—	7,195
Other corporate staff costs and expenses(3)	339,060	273,778

Corporate expenses	339,060	281,286

Total operating income	467,169	462,207
Interest expense	(68,603)	(73,170)
Loss on early extinguishment of debt	(22,793)	—
Other income (expense), net	(26,992)	18,223

Income before income taxes	$348,781	$407,260

(1)

Included in Americas’ operating income for the year ended November 27, 2016 is the recognition of approximately $7.0 million benefit from resolution of a vendor dispute and related reversal of liabilities recorded in a prior period.

(2)

Included in Europe’s operating income for the year ended November 27, 2016 is a gain of $6.1 million related to the sale-leaseback of the Company’s distribution center in the United Kingdom in the second quarter of 2016.

(3)

Included in Corporate expenses for the year ended November 26, 2017 is the recognition of approximately $8.3 million of stock-based compensation expense related to prior periods, for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Depreciation and amortization expense:
Americas	$37,802	$30,322
Europe	17,479	12,574
Asia	9,836	8,210
Corporate	52,270	52,772

Total depreciation and amortization expense	$117,387	$103,878

	November 26, 2017
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$322,712	$99,807	$52,029	$10,937	$485,485
Inventories	402,151	162,391	118,852	76,002	759,396
All other assets	—	—	—	2,109,811	2,109,811

Total assets					$3,354,692

	November 27, 2016
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$326,211	$94,106	$46,510	$12,191	$479,018
Inventories	391,713	125,029	121,544	77,895	716,181
All other assets	—	—	—	1,791,897	1,791,897

Total assets					$2,987,096

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Geographic information for the Company was as follows:

	Year Ended
	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net revenues:
United States	$2,347,860	$2,302,668
Foreign countries	2,556,170	2,250,071

Total net revenues	$4,904,030	$4,552,739

Net deferred tax assets:
United States	$450,270	$444,295
Foreign countries	87,653	78,806

Total net deferred tax assets	$537,923	$523,101

Long-lived assets:
United States	$312,656	$311,358
Foreign countries	141,660	108,332

Total long-lived assets	$454,316	$419,690

NOTE 22: QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below are the consolidated statements of operations for the first, second, third and fourth quarters of 2017 and 2016.

Year Ended November 26, 2017	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter
	(Dollars in thousands)
Net revenues	$1,101,991	$1,067,855	$1,268,391	$1,465,793
Cost of goods sold	537,438	509,463	611,762	682,638

Gross profit	564,553	558,392	656,629	783,155
Selling, general and administrative expenses	456,213	495,741	510,309	633,297

Operating income	108,340	62,651	146,320	149,858
Interest expense	(19,934)	(17,895)	(14,476)	(16,298)
Loss on early extinguishment of debt	—	(22,793)	—	—
Other income (expense), net	408	(18,087)	(14,734)	5,421

Income before income taxes	88,814	3,876	117,110	138,981
Income tax expense (benefit)	28,693	(13,847)	27,631	21,748

Net income	60,121	17,723	89,479	117,233
Net loss (income) attributable to noncontrolling interest	22	(207)	(1,487)	(1,481)

Net income attributable to Levi Strauss & Co.	$60,143	$17,516	$87,992	$115,752

(1)	The third quarter of 2017 includes an out-of-period adjustment which increased selling, general and administrative expenses by approximately $9.5 million and decreased net income by

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

approximately $5.8 million. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

Year Ended November 27, 2016	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)
Net revenues	$1,056,500	$1,011,587	$1,185,111	$1,299,541
Cost of goods sold	496,902	494,389	592,305	640,131

Gross profit	559,598	517,198	592,806	659,410
Selling, general and administrative expenses	441,163	459,351	448,525	517,454
Restructuring, net	1,848	(191)	(627)	(718)

Operating income	116,587	58,038	144,908	142,674
Interest expense	(14,902)	(20,411)	(19,170)	(18,687)
Other (expense) income, net	(2,219)	4,295	4,679	11,468

Income before income taxes	99,466	41,922	130,417	135,455
Income tax expense	33,175	10,862	32,713	39,301

Net income	66,291	31,060	97,704	96,154
Net loss (income) attributable to noncontrolling interest	(455)	(335)	614	19

Net income attributable to Levi Strauss & Co.	$65,836	$30,725	$98,318	$96,173

NOTE 23: SUBSEQUENT EVENTS

We have evaluated subsequent events through February 7, 2018, which is the date the financial statements were available to be issued.

Subsequent to November 26, 2017, the Tax Cuts and Jobs Act was enacted in the United States, which includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. The Company is in the process of evaluating the impact of the recently enacted law on its consolidated financial statements. The preliminary impact of these items, which only include the transitional impact and do not include estimates of the on-going impact of the lower U.S. statutory rate, is estimated to be in the range of $110 million to $160 million. The transition charge will be reflected in the financial statements for the fiscal quarter ending February 25, 2018. For more information on the Company’s income taxes, refer to Note 18.

Events subsequent to Original Issuance of Financial Statements (unaudited)

In connection with the reissuance of the financial statements, we have evaluated subsequent events through October 19, 2018, which is the date the financial statements were available to be issued.

As a result of the enactment of the Tax Cuts and Jobs Act, distributions to the United States by the Company’s foreign subsidiaries will not result in the incurrence of U.S. income taxes.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The Company’s Board of Directors declared a cash dividend of $90 million on January 30, 2018, payable in two $45 million installments. The Company paid the first and second installment on February 22, 2018 and October 18, 2018, respectively.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

             Shares

Class A Common Stock

Goldman Sachs & Co. LLC

J.P. Morgan

BofA Merrill Lynch

Morgan Stanley

Evercore ISI

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Initial exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, (A) our amended and restated certificate of incorporation will provide that we are authorized to indemnify our directors and officers (and any other persons whom applicable law permits) to the fullest extent permitted by Delaware law and (B) our amended and restated bylaws

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

will provide that: (1) we are required to indemnify our directors and executive officers to the fullest extent permitted by the DGCL; (2) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the DGCL; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings; (4) the rights conferred in the amended and restated bylaws are not exclusive; (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (6) we may secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

Our policy is to enter into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

See the undertakings set forth in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities issued by us since October 2015 through the date of the prospectus that is a part of this registration statement. All awards of stock appreciation rights, or SARs, restricted stock units, or RSUs, and performance restricted stock units, or PRSUs, described in this Item 15 were made under our 2016 Equity Incentive Plan, or EIP, and were granted under Section 4(a)(2) of the Securities Act, which generally provides an exemption from registration for transactions by an issuer not involving any public offering. We did not receive any proceeds from the issuance or vesting of any of these awards.

All SARs described in this Item 15 were granted with an exercise price, and all RSUs and PRSUs described in this Item 15 had an initial value, equal to the fair market value of our common stock, as determined under our EIP, on the date of grant. Upon the exercise of SARs, the recipient is entitled to receive shares of common stock with an aggregate fair market value equal to the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by the number of SARs exercised.

July 2018

On July 17, 2018, our board of directors approved an award of RSUs (representing an aggregate of 11,114 shares of common stock) to our non-employee directors as part of such directors’ annual compensation.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The RSUs were granted with the following vesting schedule: one-third vests on each of the 13, 24 and 36 month anniversary of the date of grant. On the vesting date of the RSUs, the recipient is entitled to receive one share of common stock for every RSU that vests. If the recipient’s service terminates (for reason other than cause) after the first vesting period, but prior to full vesting of the RSUs, then any unvested portion of the RSUs will fully vest as of the date of such termination. The RSUs include a deferral delivery feature, under which the recipient will not receive the vested award until six months following his or her cessation of service on our board of directors. For subsequent grants, recipients have the opportunity to make deferral elections regarding when shares of common stock are to be delivered in settlement of vested RSUs. If the recipient does not elect to defer the receipt of shares, then the RSUs are immediately converted into shares of common stock upon vesting. The RSUs have “dividend equivalent rights,” of which dividends paid by us on our common stock are credited by the equivalent addition of RSUs.

January 2018

On January 30, 2018, our board of directors approved an award of SARS (representing an aggregate of 194,604 shares of common stock), RSUs (representing an aggregate of 48,970 shares of common stock) and PRSUs (representing an aggregate of 97,947 shares of common stock at target performance levels and 195,894 shares of common stock at maximum performance levels) to certain of our executives.

The SARS and RSUs were granted with the following vesting schedule: 25% vests annually on the first, second, third and fourth anniversary of the date of grant. The PRSUs were granted with the following vesting schedule: (i) 50% vests to the extent we have achieved certain goals based on (a) our average earnings before interest and taxes, or Adjusted EBIT, excluding charitable contribution expense, margin percentage and (b) the compound annual growth rate, or CAGR, of our net revenues, each over fiscal years 2018, 2019 and 2020; and (ii) 50% vests based on our performance against a three-year market-related relative total stockholder return goal. Our board of directors will determine the extent to which these PRSU goals have been satisfied on or before March 1, 2021. On the vesting date of the RSUs and any earned PRSUs, the recipient is entitled to receive one share of common stock for every RSU and PRSU that vests.

July 2017

On July 19, 2017, our board of directors approved an award of RSUs (representing an aggregate of 19,204 shares of common stock) to our non-employee directors as part of such directors’ annual compensation.

The RSUs were granted with the following vesting schedule: one-third vests on each of the 13, 24 and 36 month anniversary of the date of grant. On the vesting date of the RSUs, the recipient is entitled to receive one share of common stock for every RSU that vests. After the recipient of vested RSUs has held the shares of common stock for six months, he or she may require us to repurchase, or we may require him or her to sell to us, such shares. If the recipient’s service terminates (for reason other than cause) after the first vesting period, but prior to full vesting of the RSUs, then any unvested portion of the RSUs will fully vest as of the date of such termination. The RSUs include a deferral delivery feature, under which the recipient will not receive the vested award until six months following his or her cessation of service on our board of directors. Recipients of RSUs receive additional grants as dividend equivalents.

February 2017

On February 1, 2017, our board of directors approved an award of SARs (representing an aggregate of 243,031 shares of common stock), RSUs (representing an aggregate of 54,705 shares of

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

common stock) and PRSUs (representing an aggregate of 109,415 shares of common stock at target performance levels and 218,830 shares of common stock at maximum performance levels) to certain of our executives.

The SARS were granted with the following vesting schedule: 25% vests annually on the first, second, third and fourth anniversary of the date of grant. The RSUs were granted with the following vesting schedule: 100% vests on the third anniversary of the date of grant. The PRSUs were granted with the following vesting schedule: (i) 50% vests to the extent we have achieved certain goals based on (a) our average Adjusted EBIT, excluding charitable contribution expense, margin percentage and (b) the CAGR of our net revenues, each over fiscal years 2017, 2018 and 2019; and (ii) 50% vests based on our performance against a three-year market-related relative total stockholder return goal. Our board of directors will determine the extent to which these PRSU goals have been satisfied on or before March 1, 2020. On the vesting date of the RSUs and any earned PRSUs, the recipient is entitled to receive one share of common stock for every RSU and PRSU that vests.

July 2016

On July 13, 2016, our board of directors approved an award of SARs (representing an aggregate of 177,455 shares of common stock at target performance levels and 212,946 shares of common stock at maximum performance levels) to certain of our executives and an award of RSUs (representing an aggregate of 21,652 shares of common stock) to our non-employee directors as part of such directors’ annual compensation.

The SARs were granted in two groups and are identical except as described below. SARs representing 106,473 shares of common stock were service-vested SARs and were granted with the following vesting schedule: 25% vests on the first anniversary of the date of grant, and 75% vests monthly over 36 months commencing on the month following such first anniversary. SARs representing 70,982 shares of common stock at target performance levels and 106,473 shares of common stock at maximum performance levels were performance-based SARs and were granted with the following vesting schedule: (i) 50% vests to the extent we have achieved certain goals based on (a) our average Adjusted EBIT, excluding charitable contribution expense, margin percentage and (b) the CAGR of our net revenues, each over fiscal years 2016, 2017 and 2018; and (ii) 50% vests based on our performance against a three-year market-related relative total stockholder return goal. Our board of directors will determine the extent to which these performance-based SAR goals have been satisfied on or before March 1, 2019.

The RSUs were granted with the following vesting schedule: one-third vests on each of the 13, 24 and 36 month anniversary of the date of grant. On the vesting date of the RSUs, the recipient is entitled to receive one share of common stock for every RSU that vests. If the recipient’s service terminates (for reason other than cause) after the first vesting period, but prior to full vesting of the RSUs, then any unvested portion of the RSUs will fully vest as of the date of such termination. The RSUs include a deferral delivery feature, under which the recipient will not receive the vested award until six months following his or her cessation of service on our board of directors. For subsequent grants, recipients have the opportunity to make deferral elections regarding when shares of common stock are to be delivered in settlement of vested RSUs. If the recipient does not elect to defer the receipt of shares, then the RSUs are immediately converted into shares of common stock upon vesting. The RSUs have “dividend equivalent rights,” of which dividends paid by us on our common stock are credited by the equivalent addition of RSUs.

February 2016

On February 9, 2016, our board of directors approved an award of SARs (representing an aggregate of 871,153 shares of common stock) to certain of our executives.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

The SARs were granted in two groups and are identical except as described below. SARs representing 522,694 shares of common stock were service-vested SARs and were granted with the following vesting schedule: 25% vests on the first anniversary of the date of grant, and 75% vests monthly over 36 months commencing on the month following such first anniversary. SARs representing 348,459 shares of common stock were performance-based SARs and were granted with the following vesting schedule: (i) 50% of the award vests to the extent we have achieved certain goals based on (a) our average Adjusted EBIT, excluding charitable contribution expense, margin percentage and (b) the CAGR of our net revenues, each over fiscal years 2016, 2017 and 2018; and (ii) 50% vests based on our performance against a three-year market-related relative total stockholder return goal. Our board of directors will determine the extent to which these performance-based SAR goals have been satisfied on or before March 1, 2019. Upon the exercise of the SARs, the recipient is entitled to receive common stock with an aggregate fair market value equal to the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by the number of SARs exercised.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Other than the “Valuation and Qualifying Accounts” schedule below, all schedules have been omitted because they are inapplicable, not required or the information is included in the Consolidated Financial Statements or Notes thereto.

	Levi Strauss & Co. and Subsidiaries Valuation and Qualifying Accounts
Allowance for Doubtful Accounts	Balance at Beginning of Period	Additions Charged to Expenses	Deductions(1)	Balance at End of Period
	(Dollars in thousands)
November 26, 2017	$11,974	$1,645	$1,893	$11,726

November 27, 2016	$11,025	$2,195	$1,246	$11,974

Sales Returns	Balance at Beginning of Period	Additions Charged to Net Sales	Deductions(1)	Balance at End of Period
	(Dollars in thousands)
November 26, 2017	$36,457	$211,741	$200,797	$47,401

November 27, 2016	$34,021	$195,718	$193,282	$36,457

Sales Discounts and Incentives	Balance at Beginning of Period	Additions Charged to Net Sales	Deductions(1)	Balance at End of Period
	(Dollars in thousands)
November 26, 2017	$105,477	$342,169	$312,507	$135,139

November 27, 2016	$86,274	$325,843	$306,640	$105,477

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Valuation Allowance Against Deferred Tax Assets	Balance at Beginning of Period	Charges/(Releases) to Tax Expense	(Additions)/Deductions	Balance at End of Period
	(Dollars in thousands)
November 26, 2017	$68,212	$(19,301)	$10,219	$38,692

November 27, 2016	$75,753	$(2,514)	$5,027	$68,212

(1)	The charges to the accounts are for the purposes for which the allowances were created.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (a) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (c) the portion of any other free writing prospectus relating to the offering containing material

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (d) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of this offering

3.3**	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering

4.1*	Form of Class A common stock certificate of the Registrant

4.2**	Indenture relating to the 5.00% Senior Notes due 2025, dated April 27, 2015, between the Registrant and Wells Fargo, National Association, as trustee

4.3**	Indenture relating to the 3.375% Senior Notes due 2027, dated February 28, 2017, between the Registrant and Wells Fargo, National Association, as trustee

4.4*	Registration Rights Agreement, dated February 28, 2017, between the Registrant and Merrill Lynch International

4.5**	U.S. Security Agreement, dated September 30, 2011, by the Registrant and certain subsidiaries thereof in favor of JP Morgan Chase Bank, N.A.

4.6*	Registration Rights Agreement, dated , among the Registrant and the stockholders named therein

5.1*	Opinion of Cooley LLP

10.1	Stockholders Agreement, dated April 15, 1996, among LSAI Holding Corp. (predecessor of the Registrant) and the stockholders named therein

10.2	First Amendment to Stockholders Agreement, dated December 22, 2014

10.3	Amended and Restated 2016 Equity Incentive Plan

10.4**	Form of Stock Appreciation Right Grant Notice and Agreement under the 2016 Equity Incentive Plan

10.5**	Form of Restricted Stock Unit Award Grant Notice and Agreement under the 2016 Equity Incentive Plan

10.6**	Form of Performance Vested Restricted Stock Unit Award Grant Notice and Agreement under the 2016 Equity Incentive Plan

10.7*	2019 Equity Incentive Plan and forms of option agreement, option notice, exercise notice, restricted stock unit notice and restricted stock unit agreement thereunder

10.8*	2019 Employee Stock Purchase Plan

10.9**	Excess Benefit Restoration Plan

10.10	Supplemental Benefit Restoration Plan

10.11	First Amendment to Supplemental Benefit Restoration Plan

10.12	Severance Plan for the Worldwide Leadership Team, effective March 1, 2017

10.13	Annual Incentive Plan, effective November 25, 2013

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Document

10.14	Amended and Restated Deferred Compensation Plan for Executives and Outside Directors, effective January 1, 2011

10.15	First Amendment to Amended and Restated Deferred Compensation Plan for Executives and Outside Directors, dated August 26, 2011

10.16	Rabbi Trust Agreement, effective January 1, 2003, between the Registrant and Boston Safe Deposit Trust Company

10.17	Employment Agreement, dated June 9, 2011, between the Registrant and Charles V. Bergh

10.18	Amendment to Employment Agreement, effective May 8, 2012, between the Registrant and Charles V. Bergh

10.19	Amendment to Employment Agreement, effective January 30, 2018, between the Registrant and Charles V. Bergh

10.20	Employment Offer Letter, dated April 29, 2016, between the Registrant and Roy Bagattini

10.21	Employment Offer Letter, dated July 18, 2013, and Extension of Assignment Letter, dated July 6, 2016, between the Registrant and Seth Ellison

10.22	Employment Offer Letter, dated September 19, 2016, between the Registrant and David Love

10.23	Employment Offer Letter, dated December 10, 2012, between the Registrant and Harmit Singh

10.24*	Form of Amended and Restated Indemnification Agreement, between the Registrant and each of its directors and executive officers

10.25	Lease, dated July 31, 1979, between the Registrant and Blue Jeans Equities West

10.26	Amendment to Lease, dated January 1, 1988, between the Registrant and Blue Jeans Equities West

10.27	Second Amendment to Lease, dated November 12, 2009, among the Registrant, Blue Jeans Equities West, Innsbruck LP and Plaza GB LP

10.28	Second Amended and Restated Credit Agreement, dated May 23, 2017, among the Registrant, Levi Strauss & Co. (Canada) Inc., certain other subsidiaries of the Registrant party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Multicurrency Administrative Agent, and the other financial institutions, agents and arrangers party thereto.

10.29	Master Services Agreement, dated November 7, 2014, between the Registrant and Wipro Limited

10.30	Exhibits to Master Services Agreement, between the Registrant and Wipro Limited

21.1**	Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Cooley LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

99.1*	Consent of Joshua E. Prime

*	To be filed in a subsequent amendment to this registration statement.
**	Previously filed.

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on                 ,         .

LEVI STRAUSS & CO.

By:
Charles V. Bergh President, Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles V. Bergh, Harmit Singh and Seth R. Jaffe, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Charles V. Bergh	President, Chief Executive Officer and Director (Principal Executive Officer)

Harmit Singh	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Gavin Brockett	Senior Vice President and Global Controller (Principal Accounting Officer)

Stephen C. Neal	Chairman of the Board of Directors

Troy Alstead	Director

Jill Beraud	Director

Robert A. Eckert	Director

Confidential Treatment Requested by Levi Strauss & Co.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Spencer C. Fleischer	Director

David A. Friedman	Director

Peter E. Haas Jr.	Director

Christopher J. McCormick	Director

Jenny Ming	Director

Patricia Salas Pineda	Director